The Chuo Mitsui Trust and Banking Company, Limited
33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL: (03) 5232-3331
TELEX:TRUSTMIT J26397 SWIFT Address:MTRBJPJT

RECEIVED
2005 AUG 25

August 22, 2005

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth [redacted]

05010722

The Chuo Mitsui Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

SUPPL

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following publication to the Commission:

MITSUI TRUST FINANCIAL GROUP ANNUAL REPORT 2005

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.

PROCESSED
AUG 25 2005
THOMSON
FINANCIAL

Nobuaki Minei
Senior Manager
Settlement Administration Department
Phone: 81-3-5232-1056
Facsimile:81-3-5232-4479

To: Office of International Corporate Finance
Division of Corporate Finance

Please acknowledge receipt of this news release by stamping your seal on the attached "COPY" and returning it to the following address:

The Chuo Mitsui Trust & Banking Co., Ltd.
Settlement Administration Department
Attn: Tomoko Tanaka
23-1, Shiba 3-chome,
Minato-ku, Tokyo 105-8574
JAPAN
Tel: 81-3-5232-1056

When you return it, please call OCS America Inc., Washington D.C. Office (Tel:703-528-4500).

Sincerely yours,
T. Tanaka / Settlement Administration Department

82-4677

RECEIVED
2005 AUG 25
FFICE OF INTE
CORPORATE

Mitsui Trust Financial Group

Mitsui Trust Holdings, Inc.
The Chuo Mitsui Trust and Banking Company, Limited
Mitsui Asset Trust and Banking Company, Limited

ANNUAL REPORT
2005
Year ended March 31, 2005



Toward the Next Stage of Growth

As a financial group hinging on The Chuo Mitsui Trust and Banking Company, Limited ("Chuo Mitsui"), and Mitsui Asset Trust and Banking Co., Ltd. ("Mitsui Asset"), Mitsui Trust Financial Group boasts high-level know-how and specialization, substantiated by its ability to produce the industry's top results, and strives to raise the bar still higher. The Group also seeks to provide the best solutions possible—solutions unrivaled by any other financial group in the industry.

Banking Business

Chuo Mitsui

in h[illegible] loans

¥292.3 billion

(before securitization)

New record

We are steadily raising our lending balance by offering products matched to clients' needs.

Net increase in real estate asset finance

¥968.8 billion

New record

Chuo Mitsui is working to cement its position as a key player in the industry with top-class results underpinned by resourceful efforts utilizing sophisticated know-how.

Mitsui Trust Holdings

Financial Holding Company

Changes in Mitsui Trust Holdings' Stock Price

(Stock price and TOPIX set at 100, as of January 31, 2002)



Stock price at ¥145, as of January 31, 2002
Stock price at ¥1,066, as of March 31, 2005
100
0
TOPIX
February 2002
March 2003
March 2004
March 2005

New Business Opportunities

Chuo Mitsui strives to discover next-generation drivers of profit growth by aggressively pursuing new business opportunities, such as small business loans and reverse mortgages.

Pooling groupwide capabilities to promote the next stage of growth

Cementing a solid financial footing

Mitsui Trust Financial Group has endeavored to strengthen its financial footing and thereby raise the level of trust accorded to it by clients and the market as a whole. These efforts are ongoing and members of the Group will strive to make a firm financial footing even firmer.

Non-Performing Assets and Non-Performing Assets Ratio



(Billions of yen)
(%)
1,000
750
500
250
0
10.0
7.5
5.0
2.5
0.0
Non-performing assets
Non-performing assets ratio
956.9
9.2
702.3
7.0
468.0
4.9
260.1
2.8
2002
2003
2004
2005
(As of March 31)

Note: For Chuo Mitsui on a non-consolidated basis

Real Estate Operations

New real estate securitization contracts under management in fiscal 2004, ended March 31, 2005

¥655.5 billion

New record

We are reinforcing our function as a provider of corporate financing solutions while developing and extending real estate funds matched to the investment needs of our clients.

Retail Business (Sales of Investment Trusts and Annuity Insurance)

Balance of investment trust sales

¥717.7 billion

Balance of annuity insurance sales

¥499.5 billion

Among the top domestic banks

With an expanding selection of high-quality products and services, we will continue to meet the needs of our clients as a financial institution boasting the domestic industry's top position in investment trust and annuity insurance sales.

Pension Trust Operations

Industry survey of fund managers ranks Mitsui Asset

No. 1

We are expanding the amount of assets under administration and enhancing profitability by reinforcing our consultancy function for all types of retirement benefits and developing and providing services geared to clients' needs.

Mitsui Asset

Stock Transfer Agency Services

996

listed companies under administration

Chuo Mitsui ...

Top ...

We are energetically involved in the provision of practical legal advice, suggestions for taking general shareholders' meetings online, and support for corporate investor relations activities.

Securities Trust Businesses

Net increase in investment trusts at Mitsui Asset

¥1,100.0 billion

We are maintaining our focus on investment trusts and seeking to reinforce our profit base through a stronger presence in investment advisory services.

Mitsui Trust Financial Group has made steady progress under the management structure implemented in February 2002. Concerted efforts, underpinned by quality and speed, are firmly establishing the Group as the best choice for trust banking products and services.

Changes in Credit Ratings


BBB+
(Baa1)
BBB
(Baa2)
BBB–
(Baa3)
BB+
(Ba1)
Moody's
Japan Credit Rating Agency
S&P
Fitch Ratings
In June 2005, Standard and Poor's raised the Bank's rating to BBB+.
April 2004
July 2004
October 2004
January 2005

Capital Adequacy and Tier 1 Ratios


(%)
12.0
8.0
4.0
0.0
Capital adequacy ratio
Tier 1 ratio
10.59
7.50
10.14
10.34
5.39
3.75
6.00
6.82
2002
2003
2004
2005
(As of March 31)

Contents

Consolidated Financial Highlights

Years ended March 31, 2005 and 2004	Billions of yen		Millions of U.S. dollars (Note)
	2005	2004	2005
For the year			
Total income	¥ **513.8**	¥ 553.9	$ **4,786.9**
Interest income	**159.9**	158.8	**1,490.3**
Trust fees	**89.1**	84.2	**830.5**
Fees and commissions	**99.3**	73.2	**925.4**
Total expenses	**363.6**	426.7	**3,387.9**
Interest expense	**46.5**	52.2	**434.0**
General and administrative expenses	**127.2**	138.5	**1,185.5**
Income before income taxes and minority interests	**150.1**	127.2	**1,399.0**
Net income	**94.0**	50.7	**875.9**
At year-end			
Total shareholders' equity	¥ **606.6**	¥ 463.3	$ **5,650.7**
Total assets	**13,431.4**	12,753.7	**125,118.2**
Loans and bills discounted	**7,144.5**	7,189.9	**66,554.0**
Securities	**4,006.2**	3,585.9	**37,319.9**
Deposits	**8,937.5**	9,116.0	**83,256.5**
Trust assets*	**37,288.5**	35,498.5	**347,354.5**
Capital adequacy ratio**	**10.34%**	10.14%	
Reference (Subsidiary banks)*			
Gross operating profit (before trust account write-offs)***	¥ **298.1**	¥ 309.3	$ **2,777.2**
Operating expenses	**107.0**	128.0	**996.8**
Pre-provision profit***	**191.1**	181.2	**1,780.4**
Credit costs	**43.9**	58.3	**409.0**

Note: U.S. dollar amounts stated in this annual report are translated solely for convenience at ¥107.35 to US$1, the rate prevailing on March 31, 2005.
* Figures are combined totals for The Chuo Mitsui Trust and Banking Company, Limited, and Mitsui Asset Trust and Banking Company, Limited.
** Capital adequacy ratio is presented in accordance with the domestic standard set forth in the Banking Law of Japan.
*** These terms are defined on page 48 in the Financial Section.

A Message from the President



Operating Environment

In fiscal 2004—the consolidated fiscal year ended March 31, 2005—in Japan and overseas, the generally positive economic and financial mood that characterized the previous fiscal year continued to permeate the operating environment for Mitsui Trust Financial Group.

Overseas, expansion still made the headlines, although at a slower pace than in the previous period. In Europe, an atmosphere of gradual recovery prevailed, but in the United States rising oil prices cast clouds on the business horizon. In the People's Republic of China, tighter financial conditions slowed growth.

In Japan, an undercurrent of changeability ran through fiscal 2004. The term started off well, spurred by rising imports and better corporate performances. But toward the autumn, several factors, including the impact of a decelerating U.S. economy, prompted production adjustments in several domestic industries. In the second half of the fiscal year, consumer spending slowed, affected by typhoons, earthquakes and other natural disasters, as well as a warmer-than-usual winter, which limited the appeal of typical winter items and services. Signs of a slowdown in capital spending also emerged.

In the domestic finance industry, short-term interest rates shifted further downward, reflecting the Bank of Japan's ongoing efforts to quantitatively relax financial restrictions. Long-term interest rates moved into the 1.9% range, albeit temporarily, paralleling a rally in business conditions in June 2004. Soon after, however, concerns over decelerating economic growth in Japan and the United States fostered a bearish perspective that pushed long-term rates into the 1.3% range as of March 31, 2005. The Nikkei Stock Average climbed into the 12,000 range in April 2004, but with trading conditions at an impasse, the average settled into the 11,600 range as of March 31, 2005. In the foreign exchange market, a high yen/low dollar situation persisted from May 2004 to January 2005, when the yen peaked in the 102 range and a sense that interest rates would rise in the United States caused currency positions to reverse. Fiscal 2004 ended with the U.S. dollar hovering around ¥106.

In this operating environment, the Mitsui Trust Financial Group prioritized efforts to enhance profitability and directed all its energy toward achieving this goal.

Fiscal 2004 Consolidated Performance

Trust banks use pre-provision profit (also known as effective net operating profit, or net operating profit before trust account write-offs and transfer to the general

reserve for possible loan losses) as an indicator of profitability in core operations. In fiscal 2004, Mitsui Trust Holdings' pre-provision profit reached ¥203.4 billion, an increase of ¥11.8 billion. This change is attributable to favorable demand for the Group's asset management businesses, especially real estate operations and sales of investment products for individuals, and demonstrates the cost-cutting benefits derived through persistent restructuring efforts. Pre-provision profit excluding net bond-related profit rose for the second consecutive year, settling in the ¥200 billion range.

Credit costs—the combined total of non-performing asset write-offs in the banking and trust accounts as well as transfer to the general reserve for possible loan losses—dropped 20.7%, to ¥48.6 billion in fiscal 2004, marking the sixth straight year of reduction.

Consequently, net income rose 85.4%, to ¥94.0 billion. Mitsui Trust Holdings was thus able to maintain annual dividends at ¥2.50 per share for shareholders of common stock.

Management Strategies

Management Vision

Mitsui Trust Financial Group's management vision highlights two strategies:

- Accurately identify social needs, promote creative business responses to these needs, and provide clients with valuable services.
- Contribute widely to social development through trust banking operations and maximize our own corporate value.

Business Strategies

With this vision as a guide, Chuo Mitsui and Mitsui Asset—the two trust banks under the Mitsui Trust Financial Group umbrella—will promote activities in their respective fields of expertise as well as pursue opportunities together that harness the synergies derived through cooperation.

Mitsui Trust Holdings, as the holding company, will apply an overall perspective to business activities to ensure optimum distribution of management resources to each operating division and realize the maximum profit potential of the Group.

Business strategies for the trust banks under the Mitsui Trust Financial Group umbrella are described below.

Chuo Mitsui

In the area of individual services, Chuo Mitsui provides one-stop access to a diverse range of products and services via consultations geared to clients' requirements throughout their particular life stages. This includes asset formation, administration and management and matters related to inheritance and succession.

In corporate services, Chuo Mitsui undertakes proposal-style activities that integrate broad-based knowledge and specialization accumulated over many years in the trust banking business. These services address the varied administrative and financial needs of clients.

Mitsui Asset

Mitsui Asset boasts an abundant lineup of fund management products, including investment in domestic and international stocks and bonds as well as alternative investments, and pinpoints the best ones for each client.

Mitsui Asset also energetically tackles new pension systems, such as defined contribution pensions and defined benefit corporate pensions, and responds to the diverse needs of clients on all aspects of the retirement benefit system.

Topics Requiring Attention

New Business Environment

Financial institutions in Japan are caught in the middle of a major structural transformation underlined by two trends—a shift among corporate clients to procure funds directly from the market rather than indirectly through banks, and a shift among individuals to invest funds rather than simply leaving the assets in savings accounts.

Government policies, such as the financial reform program announced in December 2004 and the removal of payoff limits in April 2005, are sure to accelerate the speed of this structural transformation. The new environment will be characterized by a new level of competition for members of the finance industry.

Enhanced Profitability

Based on our perception of the new business environment, we have made enhanced profitability a priority for the Group. We will track economic and social structural changes with precision and modify our own revenue structures accordingly.

Specifically, as a group, we will seek to derive higher profits from fund management operations by focusing on recomposition of the loan portfolio, with a particular emphasis on housing loans. We will also promote sales of investment trusts and annuity insurance and put extra effort into real estate services, while striving to raise commission fee income from pension and securities trust businesses. Finally, we will work to augment existing activities by pursuing profit opportunities in new businesses.

To establish and maintain a low-cost operating structure, we will review business processes and implement various measures to boost efficiency. We will consolidate routine operations, such as administrative tasks, and assign them to specialized in-house units or outsource them to dedicated providers.

Stronger Financial Footing

Earning a higher level of trust from clients and the market as a whole requires more than just enhanced profitability. To this end, we will introduce measures aimed at strengthening our financial footing by processing non-performing assets and streamlining our stock portfolio.

In Closing

Clients and shareholders are why we exist, and we intend to build closer ties to these key stakeholders. On behalf of the Board, I ask for the continued support and encouragement of our clients, shareholders and business partners as we move ever forward to meet our collective goals.

August 2005



Kiichiro Furusawa
Chairman and President

Fiscal 2004 Summary

- ○ Pre-provision profit reached ¥203.4 billion, the highest level on record.
- ○ Pre-provision profit excluding net bond-related profit reached ¥212.9 billion.
- ○ A drop in credit costs and other expenses led to net income of ¥94.0 billion, a new record.

Gross Operating Profit*


(Billions of yen)
400
300
200
100
0
353.7
343.5
356.9
330.2
322.5
2001
2002
2003
2004
2005
(Years ended March 31)

*Before trust account write-offs

Operating Expenses


(Billions of yen)
200
150
100
50
0
186.3
172.9
159.5
138.5
119.0
2001
2002
2003
2004
2005
(Years ended March 31)

Pre-Provision Profit


Pre-provision profit
Excluding net bond-related profit
(Billions of yen)
240
180
120
60
0
167.4
147.1
170.5
146.9
197.4
130.9
191.6
156.8
203.4
212.9
New record!
2001
2002
2003
2004
2005
(Years ended March 31)

Credit Costs


(Billions of yen)
200
150
100
50
0
181.7
170.4
124.7
61.3
48.6
2001
2002
2003
2004
2005
(Years ended March 31)

Recurring Profit and Net Income (Loss)


Recurring profit
Net income (loss)
(Billions of yen)
400
200
0
-200
-400
54.1
23.0
(330.0)
(277.9)
(24.7)
(96.7)
105.3
50.7
157.4
94.0
New record!
2001
2002
2003
2004
2005
(Years ended March 31)

Notes: 1. Figures for 2002, 2003, 2004 and 2005 are for Mitsui Trust Holdings.
2. Figures for 2001 are for Chuo Mitsui.

Enhanced Profitability

Management Tasks


Invest management resources in business areas with profit potential
Accelerate recomposition of revenue structure
Expand gross operating profit

For several years, enhanced profitability has been the most important management priority at Mitsui Trust Financial Group, and concerted efforts have been directed toward two key tasks: expanding gross operating profit through recomposition of the revenue structure, and reducing costs through more thoroughly efficient operations.

In fiscal 2005, the Group aims to accelerate the pace of revenue structure recomposition to boost gross operating profit and thereby realize noticeably more enhanced profitability. We will achieve this goal by actively investing management resources in business fields with profit potential, including the development of new businesses.

Recomposition of the Revenue Structure

The Group will enhance profitability by raising the contribution from such business areas as loans to individuals and real estate non-recourse loans*, sales of investment trusts and annuity insurance, and asset management business (stock transfer agency services, real estate operations, pension trust business and securities trust business), to more than half of total gross operating profit.


(Years ended March 31)
2003
2004
2005
Conventional Banking Business**
Corporate loans and bond investment
Loans to individuals
Real estate non-recourse loans
Asset Administration Business
Investment trust sales
Annuity insurance sales
Real estate, stock transfer agency, pension trusts, securities trusts
Alternative Investments
63 %
(of gross operating profit)
13 %
2 %
22 %
0 %
37 %
57 %
14 %
5 %
23 %
1 %
43 %
45 %
15 %
9 %
28 %
3 %
55 %

*Loan formation using only profits from real estate or the sale of real estate to generate capital to pay principal and interest without extending retroactive rights to general assets.
**Financial intermediary business from household to corporate sectors and bond investment.

Banking Business *Chuo Mitsui*

Recomposition of Loan Portfolio

Chuo Mitsui seeks to build a highly profitable loan portfolio by expanding loans to individuals and strengthening the content of real estate non-recourse loans.

Loans to individuals and real estate non-recourse loans reached 38% of the loan portfolio.

Recomposition of the Loan Portfolio


Percentage of loans to companies and others
Percentage of loans to individuals
Percentage of real estate non-recourse loans
(%)
100
75
50
25
0
90
10
89
11
83
17
77
21
2
69
26
5
62
28
10
38%
1995
1997
1999
2001
2003
2005
(As of March 31)

Note: Figures before March 31, 1999, are the combined totals for the former Chuo Trust and Banking Company, Limited, and the former Mitsui Trust and Banking Company, Limited.

Loans to Individuals

Housing loans amounted to ¥2,348.1 billion.

Balance of Loans to Individuals
(Internal control basis, balance before securitization)


Loans to individuals
Housing loans
(Billions of yen)
3,000
2,250
1,500
750
0
2,330.1
1,517.9
2,534.7
1,784.4
2,712.2
2,055.8
2,921.5
2,431.8
(After securitization)
2,348.1
1,858.4
(After securitization)
2002
2003
2004
2005
(As of March 31)

Real Estate Asset Finance

Balance hit a record high of ¥968.8 billion.

Balance of Real Estate Asset Finance*


(Billions of yen)
1,000
750
500
250
0
352.0
464.0
823.2
968.8
2002
2003
2004
2005
(As of March 31)

* A fund procurement method highlighting the value and potential profitability of real estate and including such products as real estate non-recourse loans as well as securitization of real estate, which utilizes such approaches as real estate-managed trusts and special purpose companies.

Effective use of trade route distinguishes Chuo Mitsui from its rivals.

Housing Loan Route


Over-the-counter channel and others
Client companies channel
Brokers channel
(Number of loans)
28,000
21,000
14,000
7,000
0
19,918
3,724
1,415
14,779
(74% of total)
21,291
4,234
1,354
15,703
(74% of total)
24,416
20,314
(83% of total)
2003
2004
2005
(As of March 31)

Investment (fund) type is becoming much more popular.

Breakdown of Real Estate Non-Recourse Loans by Type


For investments, including real estate funds
For corporate off-balance sheet application
For new development projects, including offices and condominiums
For participation in (incorporated) real estate investment trusts (REIT)
(%)
100
75
50
25
0
13
37
33
17
29
34
22
15
43
27
18
12
Investment (fund)
Securitized
Development
REIT
18
13
2002
2003
2004
2005
(As of March 31)

Asset Management Business

Investment Trust Sales, Annuity Insurance Sales *Chuo Mitsui*

The balance of sales topped the ¥1 trillion mark, reflecting accurate consultations and the provision of new products attuned to clients' needs.

Balance of sales exceeded ¥1 trillion.

Balance of Investment Trust and Annuity Insurance Sales



Annuity insurance
Investment trusts
(Billions of yen)
1,300
975
650
325
0
394.4
394.4
429.8
27.1
402.7
709.9
203.3
506.6
1,217.2
717.7
2002
2003
2004
2005
(As of March 31)

Profits hit a new high of ¥26.0 billion.

Sales Fees of Investment Trusts and Annuity Insurance



Annuity insurance
Investment trusts
(Billions of yen)
30.0
22.5
15.0
7.5
0
2.6
5.1
3.9
15.3
8.5
6.7
26.0
8.8
2002
2003
2004
2005
(Years ended March 31)

Real Estate Operations *Chuo Mitsui*

Chuo Mitsui has steadily capitalized on trends underpinning the formation of financial products from real estate assets and the expanding fund business. In fiscal 2004, ended March 31, 2005, the Bank achieved the highest level of profits from real estate operations, mainly due to an increase in brokerage fees.

Balance of securitized real estate topped the ¥2 trillion mark.

Balance of Securitized Real Estate



(Billions of yen)
2,400
1,800
1,200
600
0
704.2
1,008.6
1,485.4
2,140.9
2002
2003
2004
2005
(As of March 31)

Profits hit the highest point, mainly due to an increase in brokerage fees.

Real Estate Business-Related Profits



(Billions of yen)
30.0
22.5
15.0
7.5
0
8.7
9.5
13.6
25.3
2002
2003
2004
2005
(Years ended March 31)

Stock Transfer Agency Services *Chuo Mitsui*

With Tokyo Securities Transfer Agent Co., Ltd., under Chuo Mitsui's umbrella as a subsidiary, the Bank has cemented its position at the top of the industry in terms of scale.

Please turn to page 15 for more details.

Bringing Tokyo Securities Transfer Agent in as a subsidiary boosted industry share about 3 percentage points.

Industry Share

Shareholders under Administration



Chuo Mitsui Group
29%

(As of March 31, 2005)

Listed Companies



Chuo Mitsui Group
27%

(As of March 31, 2005)

Pension Trust and Securities Trust Businesses *Mitsui Asset*

Mitsui Asset is maximizing the market-respected expertise it has acquired through asset management and consulting to reinforce its profit base and expand profits.

Clients' high regard led to expansion of total pension assets.

Balance of Pension Assets under Management (Book Value)


(Billions of yen)
12,000
9,000
6,000
3,000
0
8,548.6
9,492.7
10,949.0
11,815.0
2002
2003
2004
2005
(As of March 31)

Note: Combined totals from public pensions, corporate pensions and national pension funds, including the balance of investments with discretionary rights for administration.

Management of defined contribution pension plans is top class in the business.

Defined Contribution Pension Plans (Asset Administration Business)


Balance under administration
Number of participants
(Billions of yen)
(Thousands of people)
400
300
200
100
0
205
270
344
41.8
123.9
252.5
2003
2004
2005
(As of March 31)

New Businesses

Mitsui Trust Financial Group will aggressively explore new business opportunities in its pursuit to identify next-generation drivers of profit growth.

New businesses in the past few years

- Alternative investments, which contribute to fund management diversification.
- Sophisticated, high-value-added corporate financing, such as debtor-in-possession (DIP) financing connected to corporate revitalization.
- Business matching, such as the introduction of potential partners to clients in search of new marketing channels.
- Non-performing loans business, through CMTB Total Servicing Co., Ltd.

More recent pursuits

- Small business loans for small enterprises and self-employed individuals.
- Enhanced private banking services*, such as reverse mortgages.

Please turn to pages 14 and 15 for more details.

* Private banking services utilize comprehensive consultation capabilities underpinned by high-level knowledge and specialized expertise in such areas as financial assets, real estate utilization and management, and inheritance and business succession, to fine-tune proposals and products to the respective asset situations of individuals.

Low-Cost Operating Structure

In its continuing effort to establish and maintain a low-cost operating structure, Mitsui Trust Financial Group will improve efficiency by consolidating office work and outsourcing administrative tasks where applicable.

Operating costs were down to 56% of what they were five years ago.

Operating Expenses


Taxes
Non-personnel expenses
Personnel expenses
(Billions of yen)
200
150
100
50
0
190.0
178.4
163.6
149.4
128.0
107.0
96.0
92.8
87.4
76.1
67.9
87.0
77.7
69.6
67.4
55.4
40.1
2000
2001
2002
2003
2004
2005
(As of March 31)

Note: Figures for 2000 are the combined totals for Chuo Trust and Mitsui Trust. Figures for 2001 are for Chuo Mitsui alone. Figures for 2002 and beyond are the combined totals for Chuo Mitsui and Mitsui Asset.

Overhead ratio hovers in the 30% range—the top class among Japanese banks.

Overhead Ratio


(%)
60.0
52.5
45.0
37.5
0
54
52
50
44
41
36
2000
2001
2002
2003
2004
2005
(Years ended March 31)

Note: Figure for 2000 is the combined total for Chuo Trust and Mitsui Trust. Figure for 2001 is for Chuo Mitsui alone. Figures for 2002 and beyond are the combined totals for Chuo Mitsui and Mitsui Asset.

Group Personnel


(Number of people)
8,000
7,000
6,000
5,000
0
7,852
7,362
6,787
6,021
5,236
4,819
2000
2001
2002
2003
2004
2005
(As of March 31)

Note: Figure for 2000 is the combined total for Chuo Trust and Mitsui Trust. Figure for 2001 is for Chuo Mitsui alone. Figures for 2002 and beyond are the combined totals for Mitsui Trust Holdings, Chuo Mitsui and Mitsui Asset.

Branches


(Number of branches)
200
150
100
50
0
166
149
119
72
68
67
2000
2001
2002
2003
2004
2005
(As of March 31)

Note: Figure for 2000 is the combined total for Chuo Trust and Mitsui Trust. Figures for 2001 and beyond are for Chuo Mitsui alone.

Strengthening the Financial Base

Status of Non-Performing Asset Write-Offs

- Credit costs dropped for the sixth consecutive year, to about 23% of pre-provision profit.
- Non-performing assets based on the Financial Revitalization Law declined for the third consecutive year, to about one-quarter of the amount recorded three years ago.
- The non-performing assets ratio fell to 2.8%, comfortably clearing a goal to cut the ratio of three years earlier—9.2%—in half.
- The balance of "other" special mention loans under normal claims retreated to just under 30% of the balance recorded three years earlier.

Credit costs—the combined total of non-performing asset write-offs in the banking and trust accounts as well as transfer to the general reserve for possible loan losses—dropped 24.7%, to ¥43.9 billion in fiscal 2004. This achievement extended the downward trend in credit costs to six consecutive years. As a result, credit costs were squeezed to about 23% of the ¥191.1 billion in pre-provision profit—the amount left after subtracting the combined total of non-performing asset write-offs in the trust account and transfer to the general reserve for possible loan losses from net operating profit—for banks under the Mitsui Trust Financial Group umbrella.

The balance of non-performing assets based on the Financial Revitalization Law—that is, claims under bankruptcy and virtual bankruptcy, claims under high risk and claims under close observation—in the banking and trust accounts reached ¥260.1 billion as of March 31, 2005, down 44.4% from a year earlier. This also represented a decline to about one-quarter of the amount—¥956.9 billion—recorded three years earlier.

Consequently, the non-performing assets ratio—that is, non-performing assets disclosed under the Financial Revitalization Law as a percentage of total assets—as of March 31, 2005, was 2.8%, down 6.4 percentage points from 9.2% as of March 31, 2002. This result more than satisfies the guidelines in the Program for Financial Revival, announced by the Financial Services Agency in October 2002, that urged major financial institutions to lower their respective non-performing assets ratios to about half the fiscal 2001 level by fiscal 2004.

As part of its effort to promote active disclosure of business information, Mitsui Trust Financial Group shows the balance of "other" special mention loans—derived by subtracting claims under close observation from all special mention loans—under normal claims. At the end of March 2005, the balance stood at ¥387.8 billion, or 26.5% less than at the end of March 2004. This was just under 30% of the level posted at the end of March 2002.

Credit Costs* and Pre-Provision Profit



Credit costs
Pre-provision profit
(Billions of yen)
600
450
300
150
0
540.5
248.2
180.4
168.0
189.3
181.2
191.1
167.0
161.9
164.5
162.6
121.5
58.3
43.9
1999
2000
2001
2002
2003
2004
2005
(Years ended March 31)

* Combined total of non-performing asset write-offs in the banking and trust accounts as well as transfer to the general reserve for possible loan losses.
Note: The totals for the fiscal years ended March 31, 1999 and 2000, comprise figures for the former Chuo Trust, Mitsui Trust and Sakura Trust & Banking Co., Ltd.; the totals for the fiscal year ended March 31, 2001, comprise figures for Chuo Mitsui and Sakura Trust; the totals for the fiscal years ended March 31, 2002, and beyond comprise figures for Chuo Mitsui and Mitsui Asset.

Non-Performing Assets Based on the Financial Revitalization Law
(Combined totals from banking and trust accounts)



(Billions of yen)
1,000
750
500
250
0
956.9
702.3
468.0
260.1
2002
2003
2004
2005
(As of March 31)

Note: Figures are for Chuo Mitsui only.

Non-Performing Assets Ratio
(Combined totals from banking and trust accounts; Financial Revitalization Law basis)



(%)
10.0
7.5
5.0
2.5
0.0
9.2
7.0
4.9
2.8
2002
2003
2004
2005
(As of March 31)

Note: Figures are for Chuo Mitsui only.

Balance of "Other" Special Mention Loans* under Normal Claims
(Combined totals from banking and trust accounts; self-disclosed amounts)



(Billions of yen)
1,600
1,200
800
400
0
1,372.9
993.2
527.4
387.8
2002
2003
2004
2005
(As of March 31)

* Part of normal claims derived by subtracting claims under close observation from all special mention loans.
Note: Figures are for Chuo Mitsui only.

Trimming the Stock Portfolio

- The sale of about ¥70 billion worth of stock was instrumental in pushing the value of the stock portfolio to 73.9% of Tier 1 capital.
- Net unrealized gains on available-for-sale securities jumped to ¥86.3 billion.

Mitsui Trust Financial Group is working to streamline its stock portfolio to minimize the risk of fluctuating prices on stocks. At March 31, 2005, the acquisition cost (book value) of the stock portfolio was ¥469.5 billion, down 12.3% from March 31, 2004, and moved to 73.9% of the Group's Tier 1 capital, which amounted to ¥635.6 billion.

Net unrealized gains on available-for-sale securities as a whole soared, to ¥86.3 billion, nearly four times higher than the amount recorded a year earlier.

Stock Portfolio and Tier 1 Capital


Balance of stock portfolio (Acquisition cost base)
Tier 1 capital
Ratio of balance of stock portfolio to Tier 1 capital
(Billions of yen)
(%)
1,600
1,200
800
400
0
300
240
180
120
60
272.8
940.9
344.9
535.4
559.1
95.8
635.6
469.5
73.9
2003
2004
2005
(As of March 31)

Note: Figures are for Mitsui Trust Holdings on a consolidated basis.

Net Gains (Losses) on Available-for-Sale Securities


Total
Bonds
Stocks
Other
(Billions of yen)
200
100
0
-100
-200
12.9
-2.6
-144.8
-155.1
100.0
21.9
2
-78.3
138.3
86.3
-8.8
-43.2
2003
2004
2005
(As of March 31)

Note: Figures are for Mitsui Trust Holdings on a consolidated basis; "other available-for-sale securities" excludes securities held to maturity.

Deferred Tax Assets

- Efforts to maintain a conservative approach to accounting led to a 19.3% decline in deferred tax assets, to ¥223.2 billion.
- The ratio of net deferred tax assets to Tier 1 capital dropped 14.3 percentage points, to 35.1%.

From the perspective of securing a healthier financial footing, Mitsui Trust Financial Group conservatively estimates taxable income, based on revenue projections over five years that address uncertainty in each of these future fiscal years, and uses these amounts to calculate deferred tax assets. Under this format, Mitsui Trust Holdings' net deferred tax assets—derived by subtracting deferred tax liabilities from deferred tax assets—reached ¥223.2 billion, down 19.3% from a year earlier.

Consequently, the ratio of net deferred tax assets to the Group's overall Tier 1 capital fell 14.3 percentage points, to 35.1%.

Net Deferred Tax Assets and Tier 1 Capital


Net deferred tax assets
Tier 1 capital
Ratio of net deferred tax assets to Tier 1 capital
(Billions of yen)
(%)
800
600
400
200
0
100
75
50
25
0
99.9
344.6
344.9
559.1
49.4
276.7
635.6
223.2
35.1
2003
2004
2005
(Years ended March 31)

Note: Figures are for Mitsui Trust Holdings on a consolidated basis.

Topics

Subordinated Bond Issues and Repayment of Subordinated Debt

Between January and February 2005, Chuo Mitsui issued a series of subordinated debt with time limits in the domestic market and perpetual subordinated debt in overseas capital markets.

These issues, the first efforts at fund procurement in capital markets by a member of Mitsui Trust Financial Group, attracted extensive interest from institutional investors and generated more funds that initially anticipated.

Following the increase in capital in March 2005 resulting from the subordinated debt, Mitsui Trust Holdings repaid all outstanding subordinated debt, totaling ¥200.0 billion, that had been raised through the Resolution and Collection Corporation.

Description of Issues

	Type	Amount	Date of Issue	Term of Redemption
Domestic	Third issue of unsecured subordinated bonds	¥40 billion	January 28, 2005	January 28, 2015
	Fourth issue of unsecured subordinated bonds with pre-maturity redemption conditions	¥30 billion	January 28, 2005	January 28, 2015 (Pre-maturity redemption possible on or after January 28, 2010)
Overseas	U.S. dollar-denominated unsecured perpetual subordinated bonds	$850 million	February 24, 2005	Perpetual on or after April 15, 2015)

Revision of Trust Business Law

A revised Trust Business Law was enacted in December 2004. The new content marked the first wholesale overhaul of rules and regulations in the 82 years since the law's promulgation in 1922. The major points of the new law are presented below.

- **Abolished restrictions on scope of allowable assets**
  The revised Trust Business Law lifts all previous restrictions on the type of assets that can be put into trusts. As a result, intellectual assets and collateral, for example, can be entrusted.
- **Expanded participation in trust business**
  New rules have been set regarding participation in trust banking businesses, providing nonfinancial companies the opportunity to enter as trust companies and other trust-related entities, albeit with a limited scope of operations. Expanded participation in the business also prompted clarification in the rules that companies engaged in trust business must observe.
- **Enabled wider access to trust services**
  Under a new trust agency system, anyone, including individuals, can become a provider of trust services if the would-be agent satisfies certain requirements and acquires licensing and registration.

Mitsui Trust Financial Group sees the revised Trust Business Law as a tremendous opportunity to expand its businesses. Specifically, the Group plans to tie up with companies in other sectors to develop various trust services utilizing new concepts in banking. In addition, the Group will aggressively utilize the new trust agency system to channel an enhanced range of products and services to a larger client base.

Getting into Small Business Loans

Seeking to cultivate new sources of profit, Mitsui Trust Financial Group began activities in the area of small business loans through Chuo Mitsui and its subsidiaries.

- **Chuo Mitsui Finance Service**
  In November 2004, Chuo Mitsui and Nissin Co., Ltd., a major nonbank financial institution serving small and medium-sized companies, established Chuo Mitsui Finance Service Co., Ltd., a joint venture specializing in loans for small businesses and self-employed individuals. Chuo Mitsui holds 70% equity in the new company, which began operations in February 2005.
  Chuo Mitsui Finance Service will draw on the advantages accorded by Chuo Mitsui's solid name value and transaction base and Nissin's marketing and credit-screening expertise to accurately address the funding needs of small businesses while contributing to the enhanced profitability of Mitsui Trust Financial Group.
- **Business Loan Department**
  Chuo Mitsui established the Business Loan Department in February 2005 as a unit dedicated to small business loan transactions. Operations commenced in April 2005.
  The department offers various products, including highly convenient card loans, as well as composite loans, which consolidate two or more loans into one business loan. The department responds promptly to credit-screening requests with an automated credit-screening system.

Potential in Reverse Mortgages

Through a business alliance with Mitsui Sumitomo Insurance Co., Ltd., Chuo Mitsui has started handling reverse mortgages, a type of loan extended to elderly borrowers that takes the borrower's house as collateral in return for funds to cover daily living expenses.

A reverse mortgage is a financing scheme whereby a loan, with a house as security, is paid out in regular installments and the entire amount of the loan is recouped by selling the property when the borrower dies. In recent years, reverse mortgages have attracted increasing attention amid a falling birthrate and the graying of society in Japan, which have created some concern over the ability of the nation to fund its pension plans. Chuo Mitsui has developed unique products designed to meet the needs of clients wishing to utilize home equity to ensure a comfortable life in old age.

According to loan design, a borrower receives annual installments until the age of 80, after which the borrower can switch to a whole life annuity provided by Mitsui Sumitomo Kirameki Life Insurance Co., Ltd., a wholly owned subsidiary of Mitsui Sumitomo Insurance. This scheme enables borrowers to maintain a stable income throughout their lifetimes.

Reverse mortgages are for wealthy clients and extend beyond mere financing to products and services involving insurance, real estate, asset utilization, and wills and inheritance. Maximizing its specialization as a trust bank as well as its vast reservoir of know-how accumulated over many years, Chuo Mitsui will aggressively promote these products and services in its high-caliber consultation activities. The Bank sees these opportunities to talk directly with clients as stepping stones leading to greater interest in reverse mortgages among wealthy clients.


リバースモーゲージ

Tokyo Securities Transfer Agent Becomes Subsidiary

Financial restructuring and the upcoming shift toward paperless certificates, which is expected within four years, have intensified competition among stock transfer agencies. But these same conditions have also spurred demand from stock-issuing companies and their shareholders for more advanced services, including advice on how to deal with new requirements prompted by revised laws as well as support for investor relations activities.

On March 10, 2005, Chuo Mitsui acquired the stake—66,000 shares, or 73.3% of total shares outstanding—held by Hitachi Ltd., in Tokyo Securities Transfer Agent Co., Ltd., and turned the company into a subsidiary.

Chuo Mitsui already boasts the industry's best selection of stock transfer agency services but is always seeking to reinforce its position. Complementing existing expertise with that of Tokyo Securities Transfer Agent, both the Bank and its new subsidiary gain know-how from each other. This merit of the new relationship will underpin efforts to extend a higher level of services to issuing companies and their shareholders and ultimately sharpen the Bank's competitive edge in the area of stock transfer agency services.

The next step will be to utilize merits of scale achieved through efforts in common aspects of operations, such as investment in information technology systems. Another area of pursuit will be to establish Chuo Mitsui's system for transfer agency services as the de facto standard.

Addressing the Problem of Counterfeit Client Cards

Chuo Mitsui has undertaken measures to prevent and, if prevention fails, respond to crimes involving the misuse of client cards so that clients will feel confident using their client cards.

- **Daily limit on ATM transactions**
  In June 2005, Chuo Mitsui began a service that enables clients to set a daily limit of their choice, up to ¥2 million, on automated teller machine (ATM) transactions.
- **Introduction of IC client cards**
  During fiscal 2005, the Bank intends to provide clients with client cards featuring integrated circuits.
- **Card theft and counterfeit insurance**
  The Bank will compensate clients up to ¥500,000 for funds lost through the theft of a client card or the use of a counterfeit client card to initiate unauthorized transactions. Subscribers to the Best Quality membership service*, however, are covered for ¥10 million on losses resulting from the theft or loss of a client card and ¥5 million on losses resulting from a fake or forged client card.

* Best Quality is a members-only service for clients whose individual transaction balance with Chuo Mitsui—the total amount in time deposits, loan trusts, money trusts, investment trusts and annuity insurance—exceeds ¥30 million.

- **Compensation to victims of counterfeit client cards**
  If the Bank determines that, based on specific criteria, no blame for an incident leads back to the client requesting compensation, the client will be compensated for losses resulting from a counterfeit client card, whether a culprit has been apprehended by the police or not.

Chuo Mitsui is also considering introducing a personal identification method using biometrics, as well as a monitoring system that facilitates early detection of suspicious activity.

Corporate Governance

Basic Premise

Seeking to maintain management transparency and ensure sound business practices, Mitsui Trust Financial Group strives to clarify the scope of accountability and responsibility assumed by senior management, including members of the Board, and has implemented a cross-check structure to facilitate this goal. To expedite its response to changes in the operating environment, the Group has implemented administrative and management structures to encourage greater organizational efficiency.

Functions and Responsibilities of Mitsui Trust Holdings

Each subsidiary bank under the Mitsui Trust Holdings umbrella has established operating structures that facilitate achievement of respective business activities. Meanwhile, Mitsui Trust Holdings, as a financial holding company established to oversee the operations and administration of its subsidiary banks, assumes the following four functions.

1. Formulate Group management strategy
Mitsui Trust Holdings coordinates divisional strategies for the two trust banks under our umbrella and prepares plans to maximize groupwide profits and shareholder value.

2. Monitor administration of business activities
While responsibility for the administration of respective business activities lies with each subsidiary bank, Mitsui Trust Holdings monitors the status of operations to ensure that these activities are consistent with Group strategies.

3. Allocate management resources
Mitsui Trust Holdings allocates management resources for the Group, such as personnel, budgets, investment in systems and the application of funds, and tracks the use of these management resources at each bank.

4. Supervise risk management and internal controls
Mitsui Trust Holdings formulates basic policy on risk management and internal controls for the Group as a whole and undertakes related assessments, including verification of risk management efforts at each bank.


General Meeting of Shareholders
Mitsui Trust Holdings
Corporate Auditors
Board of Corporate Auditors
Board of Directors
Advisory Board
Executive Committee
Management Planning Division
Risk Management Division
Internal Auditing Division
Planning Group management strategies
◦ Administration and execution of business activities
◦ Allocation of management resources
Monitoring risk management status
Overseeing internal audits
Chuo Mitsui
Mitsui Asset



Standing, from left: Itaru Masuda, Managing Director; Jun Okuno, Managing Director; Ken Sumida, Senior Executive Officer
Seated, from left: Kazuo Tanabe, Deputy President; Kiichiro Furusawa, Chairman and President; Tadashi Kawai, Senior Managing Director

Management Structure

The Board of Directors at Mitsui Trust Holdings consists of five people who determine material issues, including basic policy on business administration for the holding company and the Group as a whole, and monitor the execution of business activities. Directors of Mitsui Trust Holdings who are concurrently directors at subsidiary banks ensure effective implementation of business strategies for the Group. The full-time managing director at Mitsui Trust Holdings supervises internal auditing and secures the cross-check function with directors who hold concurrent responsibilities.

Of the five corporate auditors at Mitsui Trust Holdings, one is a full-time auditor, while the other four hold concurrent positions as auditors at Chuo Mitsui or Mitsui Asset. These four auditors audit the operations of subsidiary banks and utilize the results to implement appropriate audits of the holding company. They also function in a cross-check capacity, confirming conclusions arrived at by the full-time auditor. Three of the auditors with concurrent responsibilities are external auditors.

The Executive Committee, under the Board of Directors, deals with material issues relating to the execution of business activities, in line with the basic policy established by the Board of Directors, and undertakes preliminary discussions pertaining to Board of Directors' resolutions.

Mitsui Trust Holdings also relies on its Advisory Board, which includes outside experts who extend advice on all aspects of operations.

Through these structures, Mitsui Trust Holdings not only upholds management transparency and the soundness of business activities but also expedites decision-making processes.

Social Contribution

Utilizing Trust—Lending a Hand for the Public Good

Mitsui Trust Financial Group strives to demonstrate the true spirit of trust that imbues a trust bank and energetically pursues activities for the public good.

The former Chuo Trust and Mitsui Trust both played leading roles in the development of charitable trust and related operations that met the diversifying needs of clients. Today, the Group strives to expand this business. Concerted efforts have led to 142 trusts under Chuo Mitsui's administration, worth a total of ¥14.0 billion and representing a top-ranked balance of trust assets.

Through a charitable trust structure, individuals, companies and other organizations entrust property to a trust bank, which administers and manages these assets for the public good. The function is similar to that of a public service corporation, such as a foundation, but charitable trusts are less expensive to maintain and facilitate flexible, efficient use of funds. Moreover, charitable trusts satisfying certain criteria are eligible for incentives, including reduced income and inheritance taxes. In addition, the name of the charitable trust can include the name of the asset provider, so the generosity of contributing to public interests will be remembered favorably for some time to come.

Types of charitable trusts

- Scholarships
- Promotion of educational activities
- Promotion of art and culture
- Protection of the natural environment
- Promotion of international cooperation, international exchange
- Town-building projects
- Academic research
- Social welfare projects

○ Charitable Trust Structure (Chuo Mitsui)


Assistant project executive
Office administration
Trust asset administration
Management committee
7. Provides counsel on major items regarding management of charitable trusts
Recipient of funds
Recipient of funds
Recipient of funds
Recipient of funds
(Beneficiary)
1. Consultation
Trustor
4. Establishment of charitable trust
Trustee
(Chuo Mitsui)
8. Payment of funds
2. Application
3. Approval
Competent authorities
Trust administrator
5. Audit
6. Represents beneficiaries' interests; agrees on and approves major items

Social Contribution Activities Undertaken as Part of the Mitsui Public Relations Committee

Mitsui Trust Financial Group is a member of the Mitsui Public Relations Committee, which comprises 23 Mitsui Group companies. Through a range of cultural and public relations campaigns, we promote international exchange and revitalize regional districts. We also strive to contribute to the prosperity and general welfare of the communities in which we work.


http://www.mitsuipr.com/english/index.html

Activities of the Mitsui Public Relations Committee

- Friendship concerts (in support of music)
- Mitsui Golden Glove Award (in support of sports)
- Mitsui Illustrated (PR activities)

Support for Environmental Conservation

Protecting the Natural Environment

Climate change, acid rain, waste processing, depletion of the ozone layer and other environmental problems become more disturbing with each passing year. Against this backdrop, a trend is rapidly gaining strength among individuals and corporate citizens to protect the natural settings that have become such an integral part of their existence.

For its part, Chuo Mitsui concluded an agreement with the Ecosystem Conservation Society–Japan and the Association of National Trusts in Japan on the formation of a testamentary trust service designed to protect the environment for future generations. Through this service, clients bequeath land to environmental conservation groups for use as protected sites upon their death, or donate financial assets to support these groups.

Two additional trusts that support the efforts of environmental groups are *Symphony*, a nature conservation trust for which dividends generated on funds accepted from clients for investment in money trusts contribute to helping the Nature Conservation Society of Japan undertake its activities; and *Human*, a philanthropic trust that applies dividends to society and the environment.

○ Structure of Testamentary Trusts Benefiting the Environment


Testator (Applicant)
Consultation
Notary public
Preparation of will
Custody of will
Chuo Mitsui (Trustee)
Notice of changes and additions
Close relatives or other heirs
Notification that inheritance process will begin
Transfer assets
Execution of will
Notify will's executor to begin duties
Assemble the content of the estate
Prepare a list of assets
Maintain or dispose of assets
Distribute assets
Report on completion of will execution
Ecosystem Conservation Society–Japan
Association of National Trusts in Japan

Environment-Friendly Head Office

Chuo Mitsui's head office in Tokyo was completed in October 2000. The project was an environment-friendly effort right from the design stage and a fundamental goal was to construct a resource-conserving, energy-efficient building. Consequently, the head office is equipped with several novel systems, including intermediate water installation, which reuses wastewater from miscellaneous sources for toilet cleaning, and an ice and water accumulation heating system that enables daytime air conditioning with electricity accumulated at night and contributes to a leveling out of electricity costs.

We are also encouraging recycling efforts and effective use of resources. To this end, we implemented a sort-and-collect system that separates office waste into eight groups, including newspapers, magazines, office paper, and vinyl and plastic.

Corporate Social Responsibility

The public has become increasingly interested in corporate social responsibility (CSR), specifically management transparency and the execution of business activities in line with legal requirements and social obligations. Everyone at Mitsui Trust Financial Group is working toward a deeper understanding of CSR and more comprehensive efforts to fulfill these obligations.

The Group is applying the CSR perspective to every aspect of its activities, from compliance, corporate governance and responsibility for disclosure to individual rights, equal employment opportunities, and contribution to society and environmental conservation.

For its part, Mitsui Asset seeks to contribute to a greater acceptance of CSR through socially responsible investment (SRI) funds.

Mitsui Trust Financial Group is well aware that CSR hinges on respect for the input of everyone with a stake in its operations, including clients, shareholders, business partners, regional communities and employees, as well as responding to input in good faith. This interaction between the Group and its stakeholders will lead to improved corporate value and sustained growth and will enable the Group to fulfill its responsibilities as a solid member of society. The Group will therefore continue to energetically pursue efforts to enhance CSR.

Disclosure Policy

Financial institutions have a social responsibility and a public mission to uphold. Well aware of the importance of this task, Mitsui Trust Financial Group carries out effective disclosure of business data to elicit greater confidence from investors and shareholders.

Mitsui Trust Holdings prioritizes a high level of management transparency. This basic principle guides the Company in providing timely, fair and unembellished information on the activities of the entire Group.

Mitsui Trust Holdings utilizes the Internet to disclose a wide range of investor relations information. For example, the Company's web site includes a page where materials prepared for investor information meetings as well as an audiovisual presentation of the actual information meeting for domestic institutional investors can be accessed. The Company provides English translations of the materials and audiovisual presentations as well.

Chuo Mitsui and Mitsui Asset also maintain web sites, through which each bank releases a wide range of information about products and services.

Mitsui Trust Holdings and its two subsidiary banks will continue to provide clients and shareholders with various disclosure materials to promote a deeper understanding of Mitsui Trust Financial Group.


Mitsui Trust Financial Group
English
三井トラスト・ホールディングス
English
三井トラスト・ホールディングス

A Word from the President



Chuo Mitsui is the trust banking arm of Mitsui Trust Financial Group and focuses on retail trust business, banking business, real estate operations and stock transfer agency services. We draw on a broad spectrum of know-how accumulated as a trust bank in extending high-quality products and services attuned to the diverse needs of our clients.

For individuals, we are reinforcing sales of investment trusts and annuity insurance by expanding our selection with a steady stream of new products fine-tuned to clients' needs. We are also aggressively promoting loans to individuals, with a focus on mainstay housing loans.

For corporate clients, we are concentrating on asset-backed financing, such as real estate non-recourse loans, as we work to cement our presence in new business areas, including small business loans and financing connected to corporate revitalization. In real estate operations, we aim to take advantage of invigorated market conditions with a sharper competitive edge and resourceful pursuit of various business opportunities in this field. In stock transfer agency services, we are maximizing improved client services and high-level consultation expertise to attract more interest from issuing companies.

Looking ahead, we want to lift profitability still higher, and with this goal in mind we will complement existing activities by energetically tackling a wide range of new pursuits.

As a member of Mitsui Trust Financial Group, we value the unshakable bonds of trust that the Group and we, Chuo Mitsui, have formed with clients and investors. On behalf of the Board, I ask for your continued understanding and support of our efforts.

August 2005

Kazuo Tanabe
President

Business Outline

Chuo Mitsui extends high-quality, high-value-added services to retail and corporate clients as a member of Mitsui Trust Financial Group.

Individual Services

- Sell investment trusts and annuity insurance
- Provide various trust and deposit products
- Extend loans to individuals
- Facilitate utilization of real estate
- Extend testamentary trust and inheritance-processing services

Corporate Services

Financial Services

- Present diverse financing techniques
- Function as advisory
- Promote business matching
- Extend small-business loans
- Offer fund management products

Real Estate Operations

- Undertake brokerage of properties
- Securitize property holdings
- Perform appraisals
- Suggest methods for effective utilization of real estate

Stock Transfer Agency Services

- Provide stock-related services
- Administer support for initial public offerings (IPOs)
- Offer practical, stock-related legal services
- Provide services to promote the use of information technology
- Offer services to support investor relations activities

Individual Services

External Environment, Clients' Needs		Concrete Actions, Services
Individuals are shifting funds away from savings in favor of investments amid public pension system reform and the removal of payoff limits.	⇨	**Provide a wide array of products and services geared to clients' needs.**
Changes in society, such as the rising number of senior citizens and a trend toward a nuclear family-style household, have prompted demand for effective utilization of assets and smooth transfer and maintenance of inheritance.	⇨	**Apply know-how on asset utilization through high-level consultations.**
The market is increasingly on the lookout for highly convenient products matched to deregulation and advances in information technology.	⇨	**Enrich the network through such measures as distinctive branch development.**

Products and Services to Meet Clients' Needs

Top of the Industry in Sales of Investment Trusts and Annuity Insurance

Chuo Mitsui handles a rich variety of investment trusts and annuity insurance geared to client needs and complements these funds with expanded access to accurate, high-quality consultations. Through these efforts, the Bank has achieved a vanguard position among domestic financial institutions with the industry's highest balances in sales of investment trusts as well as variable annuities.

Balance of Investment Trust and Annuity Insurance Sales


Annuity insurance
Investment trusts
(Billions of yen)
1,300
975
650
325
0
394.4
394.4
429.8
27.1
402.7
709.9
203.3
506.6
1,217.2
499.5
717.7
2002
2003
2004
2005
(As of March 31)

Among the Industry's Highest Fund Balances

Chuo Mitsui offers a wide selection of savings products, from typical trust products to deposit products, each matched to the asset formation needs of clients. With this range of products, the Bank has obtained one of the highest fund balances among dedicated trust banks in Japan as well as the leading balance for asset formation trusts in the domestic trust banking industry.

Best Quality, a members-only service, grants eligible clients special interest rates—higher on deposits and lower on loans—as well as reduced fees for safe-deposit boxes and custody of wills. Efforts to make the service even better include a wider scope of eligibility that covers an entire household, rather than just a specific individual within that household.

No. 1 Trust Bank in Loans to Individuals

Chuo Mitsui maintains an extensive assortment of loan products, from financing for newly built homes and homes that owners buy upon selling their old dwellings, to refinancing schemes, all tailored to the requirements of each client. Clients who already have a housing loan through the Bank are eligible for "free loan" products as well. These are loans that can be used however the borrower wishes.

With a balance of ¥2,921.5 billion in loans to individuals as of March 31, 2005, on an internal accounting basis before securitization of housing loans, Chuo Mitsui claims the No. 1 position among Japanese trust banks in this loan category.

Balance of Loans to Individuals
(Internal control basis, balance before securitization)


Loans to individuals
Housing loans
(Billions of yen)
3,000
2,250
1,500
750
0
2,330.1
1,517.9
2,534.7
1,784.4
2,712.2
2,055.8
2,921.5
2,431.8
(After securitization)
2,348.1
1,858.4
(After securitization)
2002
2003
2004
2005
(As of March 31)

High-Level Consultations: Conduit of Know-How on Asset Utilization

Capitalizing on Real Estate

To make the most out of real estate holdings, clients need access to broad-based knowledge, from land appraisals to the formation of project plans and financing schemes. As a financial expert, Chuo Mitsui can help with its wide selection of specialized consulting services, including suggestions for fully utilizing real estate, advice on property sales and replacement, and a notable fund-procurement instrument that uses building and apartment loans to obtain the funds needed to fully capitalize on a property's potential.

The Bank and subsidiary Chuo Mitsui Realty Co., Ltd., also present a wealth of information about properties on the market to facilitate clients' efforts to purchase or sell a home.

Testamentary Trusts, Testamentary Processing

The drafting of a will is the most reliable way for a person to ensure that precious or hard-earned assets are transferred smoothly to the specified beneficiaries or to allocate a certain portion of the assets to a particularly deserving individual or charity.

Chuo Mitsui's comprehensive view of testamentary-related business covers all angles, including taxation and legal considerations. The Bank utilizes the expertise only a trust bank can acquire to extend pertinent advice on the preparation of wills for expeditious transfer of wealth. We also offer subsequent assistance, such as keeping wills in custody and acting as executor to guarantee accurate distribution of assets according to the stated wishes of the deceased.

In addition, we accept requests on behalf of heirs when a will does not exist. These inheritance-related procedures include examination of the components of an estate and transferring title to the respective heirs.

Recent social developments, such as an ever-increasing ratio of senior citizens in the population and a greater inclination toward a nuclear family-type household, as well as the implementation of an adult guardian system, have spurred greater interest in administering and protecting the assets of older people. Chuo Mitsui provides a trust for this purpose that is tailor-made to the requirements of each client and gives beneficiaries peace of mind.

The Bank also maintains an agreement with the Legal-Support Adult Guardian Center pertaining to advice on and use of the adult guardian system to deal with requests from clients seeking details about the system.

Number of Wills in Custody



(Number)
10,000
7,500
5,000
2,500
0
6,880
7,389
7,938
8,605
2002
2003
2004
2005
(As of March 31)

Varied Network with Distinctive Branches

As of July 2005, Chuo Mitsui's network included 70 branches—67 regular branches and three sub-branches—as well as 17 *Consulplaza* in-store mini-branches, which specialize in consultations, and the Client Support Center, which responds to clients who ask for assistance by mail or telephone because they find it difficult to visit a branch.

Chuo Mitsui also offers Internet and telephone banking services. Through the Internet, clients can execute several financial tasks, such as buying or selling units in investment trusts or pinning down exact answers to asset management questions. Through the telephone, clients can make adjustments to investment trusts and other trusts and deposits, send remittances and check on account balances.

In addition, clients can use their Chuo Mitsui client cards to make deposits and withdrawals on ordinary deposit accounts or other accounts at automated teller machines and cash dispensers installed at post offices throughout the country. Generally, such transactions are free of charge, but a fixed fee applies to withdrawals executed outside of regular business hours.

External Environment, Clients' Needs	Concrete Actions, Services
Increasingly diversified, high-level techniques are becoming available to clients for procuring funds.	Extend a broad range of financing options through various financing methods.
Clients are working to improve corporate value.	Provide an assortment of solutions to support clients' business development efforts.
Demand for small business loans is on the rise.	Present an extensive selection of products and expedite the credit screening and loan acceptance process.

Real Estate Asset Finance Widens Fund Supply

Real Estate Asset Finance

Asset finance has attracted attention as a fund-raising method that underlines the value of assets and their respective profitability. In particular, real estate asset finance—such as non-recourse loans and securitization of real estate (which utilizes real estate-managed trusts and special purpose companies) and real estate finance (such as non-recourse loans)—extends beyond securitization of existing properties to a wide range of applications. These include new acquisitions of buildings, warehouses and other structures, development of condominiums and shopping facilities, and participation in real estate investment projects.

Chuo Mitsui draws on a wealth of experience and know-how accumulated over many years in funding and real estate operations to provide financial products fine-tuned to the needs of corporate clients.

Investment Banking Services Hinge on Corporate Revitalization

To assist clients in their corporate restructuring efforts, Chuo Mitsui provides leverage financing and acts in an advisory capacity to address issues, such as operational independence and business establishment, arising from management buyouts.

In the area of private equity, the Bank and subsidiary Chuo Mitsui Capital Co., Ltd., invest in promising unlisted companies and together support these companies' growth toward achieving a public listing.

For companies seeking to revitalize operations through legal insolvency procedures or through private efforts, Chuo Mitsui supplies financing, such as DIP financing. The Bank also acts as an intermediary on mergers and acquisitions (M&A) that give failing businesses a second chance and utilizes its advisory capacity to build and fine-tune revitalization schemes.

In addition, Chuo Mitsui is applying a completely different perspective to the broad-based requirements of companies undergoing revitalization and works with subsidiary CMTB Total Servicing to address these needs.

Balance of Real Estate Asset Finance



(Billions of yen)
1,000
750
500
250
0
352.0
464.0
823.2
968.8
2002
2003
2004
2005
(As of March 31)

Assortment of Solutions to Support Clients' Business Development

For clients seeking to raise corporate value through a selection and concentration of business activities, Chuo Mitsui offers advice in such areas as the formation of financial strategies, the establishment of corporate administration and management structures, and business succession.

Changes in the business environment have created conditions requiring new responses, such as different approaches to corporate governance and measures to deflect hostile takeover bids. Chuo Mitsui energetically responds to the new business perspectives of corporate clients with expert consultations and varied solutions.

Using its broad-based network, Chuo Mitsui undertakes business support services that underpin the efforts of companies to expand their operations. These services include business matching, which introduces clients to potential business partners that can enlarge marketing routes and provide outsourcing assistance; advice on business succession; and the promotion of business ties, an aspect of client services that allows the Bank to expand marketing channels for testamentary-related services, housing loans and other products and services through alliances with other companies.

Extensive Selection of Products and Faster Credit Screening and Decisions

To better meet the diverse funding needs of small and midium-sized companies with a vast array of products, Chuo Mitsui formed the Business Loan Department, a unit dedicated to small business loan transactions, and joined Nissin in establishing Chuo Mitsui Finance Service. The Bank will continue to enhance its marketing structure by enriching its product lineup with lending schemes that anticipate the varied business situations of corporate clients and by accelerating the credit screening and loan approval process.

In principle, the Business Loan Department is responsible for Tokyo and three surrounding prefectures. The department provides such products as highly convenient card loans, which enable clients to obtain up to ¥10 million with their client cards, as well as composite loans, which consolidate two or more loans into one business loan with repayment within 10 years.

Meanwhile, Chuo Mitsui Finance Service provides funds, primarily through unsecured card loans in amounts up to ¥5 million for clients nationwide, in addition to real estate finance in Tokyo and three surrounding prefectures for real estate developers requiring funds to purchase real estate for commercial application.


中央三井ファイナンスサービス
ビジネスカードローン
Business Card Loan
中央三井ファイナンスサービス


ビジネスローン
3-2031
中央三井信託銀行


中央三井ファイナンスサービス
不動産ファイナンス
Real Estate Finance
スピーディーな審査・ご融資
最高10億円までご対応
中央三井ファイナンスサービス

Real Estate Operations

External Environment, Clients' Needs	Concrete Actions, Services
Clients require help to improve their financial footing and deal with new corporate accounting standards.	Draw on the comprehensive skills of real estate professionals to reinforce consultation capabilities.
Demand for J-REITs and private funds has suddenly soared.	Aggressively expand fund-related business.
Institutional investors are becoming increasingly interested in the real estate market.	Fulfill investment needs with pertinent real estate investment consultations.

Specialization Underpins Strong Consultation Capabilities

Applying knowledge gained over many years in the real estate business, Chuo Mitsui strives to provide comprehensive consultations from various starting points. These include brokerage and securitization of properties, proposals for effective utilization of real estate, and appraisals and evaluations, allowing the Bank to customize financing solutions to corporate clients' needs.

Real Estate Brokerage

Our seasoned professionals boast solid experience and expertise in various real estate-related matters, including taxation and law. They respond with fine-tuned precision to the property sales and purchasing needs of corporate clients and take on everything from structural surveys to the preparation of transfers of ownership.

Through Chuo Mitsui Realty, a brokerage affiliate, we also help individuals in the purchase or sale of a home.

Real Estate Securitization

Corporate clients are increasingly eager to exercise the expedient financing options accorded by real estate securitization, particularly to improve their balance sheet, preserve diversity in fund procurement methods and respond appropriately to new corporate accounting standards.

Chuo Mitsui has a large number of professionals on staff, including real estate appraisers, whose skills are complemented by reliable outside experts, such as lawyers and certified public accountants. Together, these people cement our capacity to form a real estate securitization scheme perfectly suited to each client's situation.

Effective Property Utilization

Our specialists make full use of our years of real estate development and management know-how to extend advice on proposals for generating revenues from or simply making better use of old buildings and facilities and idle land.

Real Estate Appraisals

The need to pinpoint the value of real estate has acquired much greater significance than in the past because of trends toward corporate reorganization and the introduction of impairment accounting. Chuo Mitsui sends experienced real estate appraisers to properties to execute detailed surveys reflecting the real estate appraisal needs of each client.

Balance of Securities Real Estate


(Billions of yen)
2,400
1,800
1,200
600
0
704.2
1,008.6
1,485.4
2,140.9
2002
2003
2004
2005
(As of March 31)

Expanding Fund-Related Business

In a business climate characterized by increased demand for asset reduction and recombination through the securitization of real estate, a wider market for J-REITs and the diversifying needs of investors, the formation of private funds is brisk. Chuo Mitsui is energetically pursuing business opportunities related to these funds.

Real Estate-Managed Trusts

The formation of real estate securitization schemes and real estate funds almost always includes the establishment of trusts to administer the respective property. Chuo Mitsui draws from a deep well of proven results and know-how to create securitization schemes matched to user requirements and augments this ability with high-quality administration services for real estate-managed trusts.

Handling Administrative Tasks for J-REITs

Article 111 of Japan's Investment Trust Law stipulates that J-REIT investment companies must outsource to trust banks or other financial institutions such general office work as the creation of accounting books and procedures related to transfers of title on investment units and investment corporation debt. Chuo Mitsui undertakes these duties on behalf of numerous J-REIT investment companies, including Premiere Reit Advisors Co., Ltd.

Ideal Real Estate Investment Consultations

A difficult fund management environment has prompted greater interest in the potential of revenue-generating real estate, namely real estate that generates cash flow, and spurred demand for help from experts in acquiring and operating such properties.

To effectively address this situation, Chuo Mitsui established a dedicated team—the Real Estate Investment Advisory Department in May 2002. The Bank has since implemented various measures, including registration of this department as a general real estate investment advisory in October 2002, to ensure a thorough response to whatever request clients may have and to enrich the content of its consultations.

J-REIT

Complementing its custody of assets for Office Building Fund of Japan, Inc., an investment company affiliated with Mitsui Fudosan Co., Ltd., Chuo Mitsui joined Ken Corporation Ltd. and other companies in the establishment of Premiere Reit Advisors, a real estate investment trust that listed its investment units on the Tokyo Stock Exchange in September 2002.

In February 2005, Chuo Mitsui, together with Mitsui & Co., Ltd., and Kenedix Inc., established Japan Logistics Fund, Inc., a REIT that specializes in the investment of distribution facilities. Japan Logistics Fund was listed on the Tokyo Stock Exchange in May 2005.

○ J-REIT Structure—A Scheme Utilizing Investment Companies



Real estate industry
Fund application in the market
Management company
Assets entrusted for management
Custody company
Contract for custody of assets
General office work provider
General office work outsourcing
Investment company
Real property
Trust beneficiary certificates
Investment company bonds
Loans
Investment units
Investors
Financial institutions
Stock transfer agency
J-REIT market
Investors
Investors
Investors
Investors

○ Real Estate Securitization Scheme Using Trust Function



Originator (Trustor/initial beneficiary)
1. Real estate trust
2. Trust beneficiary rights
Chuo Mitsui Trust (Trustee)
6. Lease
7. Rent payment
Tenant
5. Payment
3. Sale of trust beneficiary rights
8. Trust dividends
Special purpose company (Trust beneficiary)
4. Non-recourse loan
4. Corporate bond or loan
Financial institution
or
Investor
Bond management company

Stock Transfer Agency Services

External Environment, Clients' Needs	Concrete Actions, Services
Companies must address the revision of legal systems applicable to business, such as the Commercial Code.	Offer practical, stock-related legal services.
Greater use of information technology has prompted demand for improved services.	Provide services to promote the use of information technology.
Companies are putting more effort into investor relations and social responsibility activities.	Undertake investor relations support services.

Stock Transfer Agency Services

Stock transfer agency services go beyond processing transfers of title and maintaining shareholders lists on behalf of stock-issuing clients to the swift and accurate execution of a multifaceted array of services. These range from annual tasks, such as mailing out voting notices and invitations to general shareholders' meetings and calculating and distributing dividends, to stock-related activities, such as recapitalization, stock splits and transfer of shares, all done in accordance with legal and taxation rules.

Chuo Mitsui complements these stock transfer agency services with extensive stock-related consultation capabilities. The Bank has earned a solid reputation in the industry for the practical suggestions that staff specializing in IPOs have extended to executives to support efforts to take their respective companies public.

Promoting the Use of Information Technology

Chuo Mitsui's Online System for Shareholders' General Meetings reduces the need for paper invitations and notices regarding such meetings. Instead, this content can be sent by e-mail to addresses on record for shareholders of stock-issuing companies that have adopted the online format for their respective meetings. The system also enables shareholders to exercise their voting rights online from computer, mobile phone or other Internet connection, anytime during the day or night, up until the day before the meeting. We are dramatically enhancing services for issuing companies and their shareholders in several ways, including a better sign-in system that expedites sign-in procedures on the day of the meeting.

The high level of security maintained by our Online System for Shareholders' General Meetings was officially recognized—a first in the stock transfer agency business—both internationally, for satisfying the international ISMS criteria of BS7799-2, and in Japan, based on the ISMS Conformity Assessment System.

Information Security Management System

BS7799-2 is a British standard that has become the de facto, internationally accepted information security management system (ISMS) standard. The ISMS Conformity Assessment System is a qualification structure that Japan Information Processing Development Corporation created based on BS7799-2.

An ISMS is a systematic approach to managing sensitive company information that encompasses technological measures to counter specific concerns as well as the necessary security levels, treatment plans and resource allocation determined through a risk assessment of the organization.

The desired goal of an ISMS is to maintain a good balance concerning the confidentiality, integrity and availability of information held by an organization and to further improve this equilibrium.

Expertise in Legal Services, System Development

Strict legal rules govern stock transfer agency services, and repeated revisions of the Commercial Code and the Securities and Exchange Law in the past few years have emphasized the importance of speedy responses to new developments.

To effectively address legislative and structural amendments, Chuo Mitsui delivers timely explanations on various stock-related issues through several formats. The Bank organizes lectures for directors of stock-issuing companies and produces specialized publications, including *Shoken Daiko News* ("Stock Transfer Agency News") and *Shoken Daiko Kenkyu* ("Stock Transfer Agency Studies").

Access to legal services with practical applications, substantiated by the highest results of any stock transfer agent in Japan, has earned Chuo Mitsui a solid reputation from stock-issuing clients.

Investor Relations Support Activities

Chuo Mitsui endeavors to meet diversifying requirements with quick and accurate responses to the constantly changing market environment. Our efforts include services to provide corporate clients with data on actual shareholders, such as domestic institutional investors not listed on the shareholders' registry, as well as foreign shareholder analyses, which have acquired greater importance given the yearly rise in foreign representation on the shareholder lists of domestic companies.

Site for Accessing Notices of Shareholder Meetings

In April 2005, Chuo Mitsui and Tokyo Securities Transfer Agent began joint operation of a site that enables registered domestic and international institutional investors to access notices of shareholder meetings.

This site benefits shareholders by allowing them to review a notice on the day of issue and have more time to consider the agenda. Meanwhile, companies will enhance their respective reputations because they will be creating an environment in which shareholders are better prepared to exercise their voting rights during discussions of topics on the agenda at the actual general meeting of shareholders.

As of June 2005, this service had the participation of about 300 companies.


The Chuo Mitsui Trust and Banking
Tokyo Securities Transfer Agent Co.,Ltd.
▸ Japanese
Sign In
E-mail Address
Password
Sign In
Forgot Password?
The Notice of Convocation website for Japanese Companies
This site is intended for institutional Investors browsing the Notice of Convocation of Japanese Companies.
Welcome to the Notice of Convocation website for Japanese Companies.
The leading stock transfer agencies in Japan, the Chuo Mitsui Trust and Banking ("CMTB") and Tokyo Stock Transfer Agent ("TSTA") developed this site.
This is the member only website in order for institutional investors to see the notice of convocations for Japanese Companies.
Sign up now to join us.
Register Now
Copyright ©2005 The Chuo Mitsui Trust and Banking Company, Limited

Mitsui Asset
A Word from the President



Within Mitsui Trust Financial Group, Mitsui Asset complements the activities of Chuo Mitsui with a focus on trust asset management and administration as well as pension management services.

We seek to accurately identify the increasingly diverse and high-level needs of clients to ensure our responses fully meet these needs.

In the area of trust asset management, we draw on a wide spectrum of plans and services, from passive and active funds to alternative funds, and select those most suitable to clients' requirements.

In the area of trust asset administration, we enjoy the economies of scale in basic operations gained through the transfer of assets to Japan Trustee Services Bank, Ltd., and continue to direct efforts toward high-value-added services, such as online access to integrated information.

In pension management services, we energetically tackle new pension systems, such as cash balance plans and defined contribution pension plans, and promote thorough consultation and related services on all aspects of retirement benefits systems.

As a member of Mitsui Trust Financial Group, we will work to polish existing capabilities in forte fields of operation and build stronger bonds of trust with clients.

On behalf of the Board, I ask for your continued understanding and support of our efforts.

August 2005



Tadashi Kawai
President

Business Outline

Mitsui Asset utilizes its position as a member of Mitsui Trust Financial Group to systematically combine its high-quality trust asset management and administration businesses and pension management services into various pension and securities trust products.


Trust Asset Management Business
Trust Asset Administration Business
Pension Management Services
Pension Trusts
Employee pension fund trusts, defined benefit corporate pension trusts, tax-qualified pension trusts, national pension fund trusts
Securities Trusts
Individually operated designated money trusts (shiteitan)*
Money trusts other than shiteitan (money fund trusts)
Designated composite trusts
Securities management trusts
Investment Advisory Business
Securities investment trusts
Specified money trusts (tokkin)**
Money trusts other than tokkin
Specified composite trusts
Securities administration trusts

• The Bank also handles other products, including money claims in trust, in addition to the products listed above.

*** Individually operated designated money trusts**
Trusts for which the trustee has the authority to manage the entrusted funds at its own discretion within the range and type of assets designated by the trustor.

**** Specified money trusts**
Trusts for which the trustee has full discretionary rights for management of the entrusted assets.

Trust Asset Management Business

External Environment, Clients' Needs	Concrete Actions, Services
Demand is up for high-quality fund management products featuring excellent risk-return characteristics.	Provide high-quality fund management products backed by a philosophy of consistent fund management.
Clients increasingly require high-level fund management consultation.	Offer sophisticated advice that demonstrates specialized expertise to the fullest extent possible.
Clients are keen to reinforce their risk management positions.	Manage entrusted funds with due diligence through a unified risk management structure.

A Huge Pool of Asset Managers

The Asset Management Department is responsible for about ¥17 trillion in funds. These funds are combined in various formats, including corporate pensions, public pensions and public sector funds, and are managed according to proposals formulated with the explicit input of clients. The scale of the funds handled at Mitsui Asset is one of the largest in Japan, and the Bank utilizes the merits of this scale, as well as the talents of a skilled group of some 200 professionals, to achieve excellent fund management performance.

Top-Class Asset Management Capabilities

Fund management operations at Mitsui Asset are underpinned by a fundamental principle that prioritizes consistency and clarity in the processes used to manage funds. To support this principle, operations have been arranged into a function-specific structure paralleling the all-encompassing Plan→Do→See process for fund management products. This addresses all activities, from the drafting of an investment strategy to the evaluation of a fund's performance. As a multiproduction firm*, Mitsui Asset provides a diverse selection of products, from actively managed funds to passively managed funds, targeting both foreign and domestic investment.

***Multiproduction Firm**
A multiproduction firm is a fund manager with a vast assortment of products geared to the diverse needs of investors.

○ Divisional Structure for Trust Asset Management


Plan
Do
See
Asset Management Department
Pension Fund Investment Dept.
Public Fund Investment Dept.
Investment Advisory Dept.
Investment Planning Dept.
Planning Group
Business plans
Product plans
Investment Strategy Group
Information Systems Group
Management Administration Group
General Affairs Group
Equity Dept.
Analysts Group
Japanese Equity Group
Foreign Equity Group
Fixed Income Investment Dept.
Japanese Fixed Income Group
Foreign Fixed Income Group
Passive Quantitative Investment Dept.
Global Equity Group
Global Fixed Income Group
Investment Engineering Group
Asset Management Research Group
Global Relations and Alternative Investment Dept.
Investment Products Group
Alternative Investment Group
Trading Group
Investment Risk Management Dept.
Risk management
Monitoring
Compliance

High-Level Expertise

Active Management Based on In-House Research

The strength of Mitsui Asset's active fund management lies in a process by which the Bank's richly experienced fund managers utilize research data complied by corporate analysts or quantitative assessments formed by econometric analysts to build funds. Of note, the Bank's teams of corporate and econometric analysts are at the top of the industry class, in terms of qualification as well as number.

Superb Passive Management

Mitsui Asset's predecessor, Mitsui Trust, was quick to realize the serviceability of passive management and followed its 1985 launch of passive funds featuring domestic stock with solid efforts to promote the process and improve the quality of related products. Mitsui Asset maintains this pioneering approach and has earned a solid reputation as the largest passive fund manager in Japan.

Reinforcing Alternative Investment Structures

In response to greater demand from clients for alternative fund management, Mitsui Asset offers a real estate-securitized product in several structures, hinging on a fund-of-hedge-funds product. In April 2005, Mitsui Asset strengthened its investment structure with the formation of the Global Relations and Alternative Investment Department as a section specializing in alternative fund management.

Entering Realm of Investment Advisory Services

Deregulation, effective from April 2004, lifted restrictions on the participation of trust banks in the area of investment advisory services. Seeking to establish a wider, more resilient revenue base, Mitsui Asset has enthusiastically embraced investment advisory services, including the promising field of advice on investment trusts.

Unified Risk Management Structure

Mitsui Asset strictly carries out the responsibilities expected of a trustee. This commitment is substantiated by an independent risk management structure especially created for asset management operations and a unified structure for risk management, compliance and performance evaluation.

In addition, to guarantee the integrity and transparency of the services involved in trust asset management, Mitsui Asset undergoes audits by external auditors that conform to "Assessment of Internal Control Risks on Trust Activities," (Auditing Standards Committee Report No. 18, issued by the Japanese Institute of Certified Public Accountants).

High Marks in Survey of Pension Funds

Mitsui Asset scored well again, in both quantitative and qualitative terms, in the 2004 evaluation survey conducted by Japan's Rating and Investment Information, Inc., for its *Newsletter on Pensions & Investment*. The survey targeted institutional investors nationwide and asked them to rate the fund managers handling their pension funds. The solid evaluation Mitsui Asset garnered from its clients validates the Bank's asset management capabilities and investment advice. The Bank will continue to pinpoint the diverse needs of its clients and formulate the best solutions to each client's requirements.

Trust Asset Administration Business

External Environment, Clients' Needs	Concrete Actions, Services
Clients seek highly precise, low-cost services.	Aggressively use information technology, and improve efficiency in business activities by utilizing economies of scale.
Interest is up for services with higher quality and higher-value-added features.	Enhance the level of information services provided and complement them with transition management services.
Risk management practices are more meticulous.	Execute strict internal controls and formalize a system for external audits.

Overview of Asset Administration Business

Asset administration and asset management are complementary sides of the same business coin, wherein asset administrators handle the basic elements of asset maintenance, including custody, settlement, accounting and record-keeping, for the various assets designated for investment by fund managers. In addition to reliable and precise data processing, asset administration increasingly requires swift and accurate responses to the recent globalization of fund management and reform of the domestic securities settlement system. It also requires higher-quality services, including securities lending and transition management, and sophisticated information services, such as the integrated presentation of administration results.

Benefiting from Transfer of Assets to Japan Trustee Services

Seeking to capitalize on the economies of scale in basic operations of trust asset administration, Mitsui Asset has entrusted administration of its trust assets to Japan Trustee Services Bank.

Japan Trustee Services Bank, with investment from Mitsui Trust Holdings, The Sumitomo Trust & Banking Co., Ltd., and Resona Bank, Ltd., is Japan's largest asset administrator, with entrusted assets nearing a staggering ¥120 trillion.

Japan Trustee Services Bank draws on the management resources and years of know-how accumulated by participating banks to deliver high-level asset administration services to its clients and will utilize the returns granted by the size of entrusted assets to make execution of these services all the more efficient.


Clients
Trusts
Reporting
Trusts
Reporting
Trusts
Reporting
Sumitomo Trust
Mitsui Asset
Resona Trust
1/3 equity
Mitsui Trust Holdings
Resona Bank
1/3 equity
1/3 equity
Entrust administration
Entrust administration
Entrust administration
Japan Trustee Services Bank

Profile of Japan Trustee Services Bank

Date of establishment:	June 20, 2000
Capital:	¥51.0 billion
Total assets:	¥1,925.9 billion
Balance of trust assets:	¥118,812.5 billion

(As of March 31, 2005)

High-Value-Added Services

Online Information Access

For asset administration clients, such as pension funds, Mitsui Asset is tackling master record-keeping services. As well as attending to the collection, integration and processing of fund management data compiled by multiple asset administrators, these services provide timely and unified online access to data concerning investment status and performance evaluations as well as reports useful to risk management efforts.

Mitsui Asset has earned a solid reputation for its ability to provide integrated data that encompasses entire corporate groups and extends beyond the borders of employee pension funds, tax-qualified pension funds, retirement benefit trusts and other systems.

The Bank complements this data with access to Universe Comparison Service, a high-value-added service that compares relative performance of one pension fund with other pension funds in a fixed universe, according to several classifications, including pension systems, such as employee pension funds and tax-qualified pension funds, or by the scale of invested assets.

○ Mitsui Asset's Master Record-Keeping Service


Resona Trust
Sumitomo Trust
Other trust banks
Life insurers
Fund management data
Mitsui Asset
Partial outsourcing*
Japan Trustee Services Bank
Integrated data report
Universe evaluation report
Clients
Online reference possible
Profitability and balance data
Universe evaluation data
Sumitomo Trust, Resona Trust (Japan Trustee Services Bank)
Trust & Custody Services Bank
Profitability and balance data
Japan Pension Universe Comparison Service Association
Mitsui Asset, Sumitomo Trust, Resona Trust, Japan Trustee Services Bank, Trust & Custody Services Bank

* Outsourced activities are the collection and processing of basic data as well as disclosure of accounts.

Universe Comparison Service

To build a universe information database, Mitsui Asset has joined Sumitomo Trust, Resona Trust, Japan Trustee Services Bank and Trust & Custody Services Bank, Ltd., in running the Japan Pension Universe Comparison Service Association.

Transition Management Services

The costs and risks incurred in the course of transferring assets when a new trustee is assigned for fund management or when allocation of assets is changed can have a major impact on fund performance. Mitsui Asset consolidates processes for asset transition and provides transition management services through which the Bank formulates and implements the most expedient plan for transition and ensures its efficient execution.

○ Transition Management


Fund management institution A
Fund management institution B
Fund management institution C
Fund management institution X
Fund management institution Y
Fund management institution Z
Client
Transition Manager (Mitsui Asset)
Explain pre- and post-transition processes to client
Explain pre- and post-transition processes to fund managers, obtain investment lists
Discuss procedures, communicate with securities firms
Verify content in pre- and post-transition reports
Manage cash flow
Handle custody and settlement of assets
Securities Firms
Analyze pre- and post-transition processes
Propose execution strategies
Implement investments
Prepare pre- and post-transition reports

Strict Internal Controls, External Audits

To uphold the integrity and transparency of its trust asset administration activities, the Bank established a structure to monitor the status of operations at Japan Trustee Services Bank. The conditions for monitoring require internal audits by external auditors that conform to "Assessment of Internal Control Risks on Trust Activities," (Auditing Standards Committee Report No. 18, issued by the Japanese Institute of Certified Public Accountants).

Pension Management Services

External Environment, Clients' Needs	Concrete Actions, Services
The retirement benefit system is characterized by reforms.	Present high-quality pension system management services.
The job market is characterized by greater mobility.	Extend comprehensive advice on retirement benefit systems.
Changes in retirement benefit systems require new controls.	Offer high-level risk hedging and administrative tools, such as balance sheet-style pension asset-liability management (ALM) and cash balance plans.

Overview of Pension Management Services

In its capacity as a provider of lead-manager services, Mitsui Asset offers pension management services covering system and contract administration, actuarial calculations and maintenance of members and beneficiaries.

As of March 31, 2005, the Bank was entrusted with the administration of 1,243 tax-qualified pension funds, 118 employee pension funds, and 130 defined benefit corporate pension funds. Mitsui Asset is also actively engaged in services for cash-balanced plans and defined contribution pension plans.

Comprehensive Consulting Services

With such developments as the introduction of retirement benefit accounting and the enactment of the Defined Contribution Pension Law and the Defined Benefit Corporate Pension Law, corporate executives are prioritizing ways to hedge the risks connected with retirement benefit obligations.

The diverse and complex issues involved in controlling the risks on retirement benefit systems demand sweeping measures covering a range of topics, from retirement benefit obligations and the design of retirement benefit schemes to asset management.

With extensive capabilities in regard to tax-qualified pension plans and employee pension plan funds, Mitsui Asset offers a full line of services that parallels a range of topics on retirement benefit systems, from the introduction of such systems and respective maintenance, to fund management and administration, and further to the calculation of retirement benefit obligations and pension ALM analysis.

Mitsui Asset will continue to refine its talents in the corporate pension business and undertake system administration matched to the personnel and financial strategies of its clients.

○ Solutions to Pension Problems


(Balance Sheet)
Mirroring financial strategies
Pension asset accumulation
Early formation of reserves
Establishment of retirement benefit trusts (pension assets)
●Hedge risks in pension asset management and improve fund performance
(Manage structure and risk budgeting)
Strategies for each fund, each company
● Estimate pension benefit obligation
□ Shrink pension benefit obligation
(Restructure retirement benefit scheme)
Match to personnel strategy
□ Improve projected accuracy in determining pension benefit
(Enhance ability to plan ↔ Restrict fluctuations)
Mirroring financial strategies

■ Pension system problems and asset administration problems are part of retirement benefit obligation problems.
■ The formation of an investment policy and system design matched to personnel and financial strategies is indispensable.

○ Overall Control of Retirement Benefit System


Conduct consultations tracing back to source of problem
Consolidate all components, respond with full-line services
Personnel strategy
Financial strategy
Control of retirement benefit obligation
Scheme design
Asset management policy

Enhanced Information Access and Consulting Capacity

Enactment of the Defined Contribution Pension Law and the Defined Benefit Corporate Pension Law, as well as revision of the public pension system, herald a transformation in pension and retirement fund systems. Trust banks must therefore enhance their information and consulting functions to provide clients with required data and advice faster and more accurately than ever before.

Mitsui Asset is ready to meet the needs of clients in the new era through its Pension Research Center and Consulting Department.

Pension Research Center

Purpose:	To disseminate information on pension finance, systems and asset management.
Structure:	Comprises in-house experts in pension systems and fund management.
Scope of Activities:	Engages in energetic public relations and article-writing as well as publication of an online magazine.

Consulting Department

Purpose:	To provide consultations on all aspects of the retirement benefit system.
Structure:	An independent department specializing in consultations.
Scope of Activities:	Retirement benefit system consulting, pension ALM, master record-keeping services, transition management.

Tackling Defined Contribution Pension Plans

Mitsui Asset has benefited from two actions originally realized by Chuo Mitsui: the timely formation of an in-house project team to focus on defined contribution plans as well as the establishment of the Defined Contribution Pension Plan Department, following the October 2001 enactment of the Defined Contribution Pension Law. Mitsui Asset provides leading-edge defined contribution pension plan services based on the pioneering work performed by the project team and the department.

Mitsui Asset is working to build the all-encompassing structure of a pension trust organization that offers a full line of services, from verification of existing retirement benefits systems and advice on the design and implementation of defined contribution pension plans to services involving record-keeping, asset administration, fund management products and investment education.

In December 2004, Mitsui Asset introduced Japan's first jointly operated defined contribution pension plan system, and in April 2005, the Bank began handling a comprehensive defined contribution pension plan system. Through aggressive development of schemes geared to the specific needs of clients, the Bank has achieved a top-class share of funds from a wide range of clients, from big corporations to small and medium-sized businesses in all industry sectors.

Mitsui Asset's Pension Trust Products and Services

- Employee pension fund trusts
- Tax-qualified pension fund trusts
- National pension fund trusts
- Contract-style corporate pension plans
- Fund-style corporate pension plans
- Non-tax-qualified pension fund trusts
- Specified money trusts for pension plans
- Lead-manager services
  - Actuarial calculations
  - Participant/beneficiary management
  - Fund management underwriting
- Retirement benefit obligation accounting
- Retirement benefit trusts
- Financial accounting standards (FAS) accounting
- Pension ALM
- Designated pension actuary services
- Benefit-specific funds
- Defined contribution pension plan services
  - Administration management services
  - Asset administration
  - Participant training
  - Fund management products

Financial Section

Operating Environment

In fiscal 2004—the consolidated fiscal year ended March 31, 2005—in Japan and overseas, the generally positive economic and financial mood that characterized the previous fiscal year continued to permeate the operating environment for Mitsui Trust Financial Group.

Overseas, expansion still made the headlines, although at a slower pace than in the previous period. In Europe, an atmosphere of gradual recovery prevailed, but in the United States rising oil prices cast clouds on the business horizon. In the People's Republic of China, tighter financial conditions slowed growth.

In Japan, an undercurrent of changeability ran through fiscal 2004. The term started off well, spurred by rising imports and better corporate performances. But toward the autumn, several factors, including the impact of a decelerating U.S. economy, prompted production adjustments in several domestic industries. In the second half of the fiscal year, consumer spending slowed, affected by typhoons, earthquakes and other natural disasters, as well as a warmer-than-usual winter, which limited the appeal of typical winter items and services. Signs of a slowdown in capital spending also emerged.

In the domestic finance industry, short-term interest rates shifted further downward, reflecting the Bank of Japan's ongoing efforts to quantitatively relax financial restrictions. Long-term interest rates moved into the 1.9% range, albeit temporarily, paralleling a rally in business conditions in June 2004. Soon after, however, concerns over decelerating economic growth in Japan and the United States fostered a bearish perspective that pushed long-term rates into the 1.3% range as of March 31, 2005. The Nikkei Stock Average climbed into the 12,000 range in April 2004, but with trading conditions at an impasse, the average settled into the 11,600 range as of March 31, 2005. In the foreign exchange market, a high yen/low dollar situation persisted from May 2004 to January 2005, when the yen peaked in the 102 range and a sense that interest rates would rise in the United States caused currency positions to reverse. Fiscal 2004 ended with the U.S. dollar hovering around ¥106.

In this operating environment, the Mitsui Trust Financial Group prioritized efforts to enhance profitability and directed all its energy toward achieving this goal.

Chuo Mitsui endeavored to build a highly profitable loan portfolio by reinforcing loans to individuals, particularly housing loans, and was rewarded with expanded profits from fund application operations. Chuo Mitsui also promoted sales of investment trusts and annuity insurance and put extra effort into real estate services. Meanwhile, Mitsui Asset concentrated on raising commission fee income from its pension and securities trust businesses, as well as aggressively pursuing new profit opportunities.

To establish and keep a low-cost operating structure, the Group reviewed business processes and implemented various measures aimed at boosting efficiency. For example, routine operations, such as administrative tasks, were consolidated and assigned to specialized in-house units or outsourced to dedicated providers.

The Group's profit-oriented perspective was also directed toward financial status. To elicit a higher level of confidence from clients and the market as a whole, we worked assiduously to process non-performing assets and streamline our stock portfolio.

Consolidated Fiscal 2004 Performance

As of March 31, 2005, the balance of deposits amounted to ¥8,937.5 billion, down 2.0%, and loans and bills discounted was ¥7,144.5 billion, down 0.6%, while securities increased 11.7%, to ¥4,006.2 billion.

Total assets stood at ¥13.4 trillion, up 5.3%. Total shareholders' equity jumped 30.9%, to ¥606.6 billion, primarily owing to higher retained earnings and net unrealized gains on available-for-sale securities.

On the profit-and-loss front, total income fell 7.2%, to ¥513.8 billion, and total expenses declined 14.8%, to ¥363.6 billion. Consequently, Mitsui Trust Holdings and its consolidated subsidiaries established an upward trend in profits, with income before income taxes and minority interests increasing 18.1%, to ¥150.1 billion, net income surging 85.2%, to ¥94.0 billion, and net income per share reaching ¥107.85, up from ¥55.54 a year earlier.

The consolidated capital adequacy ratio, calculated according to domestic criteria, continued to improve, inching up to 10.34% from 10.14% in fiscal 2003.

Segment Information

The trust and banking business produced total ordinary income of ¥468.1 billion and ordinary expenses of ¥310.0 billion, leading to ordinary profit of ¥158.1 billion. Other finance-related operations generated total ordinary income of ¥105.2 billion and ordinary expenses of ¥62.6 billion, for ordinary profit of ¥42.6 billion.

Cash Flows

Net cash provided by operating activities reached ¥310.0 billion, a turnaround from ¥103.7 billion used in operating activities in fiscal 2003. This reflected a net increase in payables under securities lending transactions.

Net cash used in investing activities was ¥231.7 billion, down ¥22.2 billion from fiscal 2003. This reduction was largely attributable to a decrease in purchases of securities.

Net cash used in financing activities came to ¥88.0 billion, or ¥71.1 billion more than in fiscal 2003, primarily from the use of funds for payment of subordinated borrowings.

Cash and cash equivalents at the end of the year settled at ¥448.0 billion, down ¥9.5 billion from a year earlier.

Non-Consolidated Fiscal 2004 Performance

Total assets of Mitsui Trust Holdings stood at ¥658.1 billion, after accounting for investment in the equity and corporate debentures of subsidiaries and loans to affiliates. Net assets per share came to ¥140.53, on total shareholders' equity of ¥553.1 billion.

Income before income taxes and minority interests amounted to ¥37.9 billion, largely due to fees and commissions from subsidiaries and interest income on loans to subsidiaries. Net income was also ¥37.9 billion, a year-on-year improvement of more than seven times that generated in fiscal 2003, amounting to ¥39.69 in basic net income per share of common stock, compared with ¥0.07 in fiscal 2003.

Dividends

Reflecting its public duty as a financial institution, Mitsui Trust Holdings' basic policy on dividends is underscored by an unwavering perspective on sound management. Therefore, the Company strives to expand retained earnings to a suitable level while paying stable dividends to shareholders.

The Company maintained payment of dividends on common stock at ¥2.50 per share in fiscal 2004. Dividends on preferred stock were as follows: ¥40.00 per share for class I preferred; ¥14.40 for class II preferred; and ¥20.00 per share for class III preferred.

Mitsui Trust Financial Group Risk Management System

Basic Risk Management Policies

Progress in financial liberalization and internationalization, as well as advances in information technology, has accorded financial institutions greater opportunities for business expansion. These opportunities, however, have been tempered by risks that are more diverse and more complex than ever before.

Fully aware of the social responsibility and public mission that is incumbent upon a financial institution, Mitsui Trust Financial Group has established basic risk management policies that allow the Group to assume risk only within its strategic objectives and risk-hedging capabilities, based on suitable risk management, and that lead to higher profits.

Function of Mitsui Trust Holdings

One of the most vital functions carried out by Mitsui Trust Holdings, in its capacity as a holding company, is its supervision of risk management and internal control for Mitsui Trust Financial Group. The Board of Directors at Mitsui Trust Holdings formulated Rules for Risk Management and established the basic agenda for risk management activities within the Group.

As described in the following sections, the subsidiary trust banks under the holding company umbrella each undertake appropriate risk management geared to their respective risk conditions, while Mitsui Trust Holdings monitors risk management efforts within the Group and guides subsidiary trust banks in, for example, deriving suitable returns and revising risk management systems. The Company also formulates compliance policy for the Group, establishes, revises or abolishes basic rules for each subsidiary trust bank, instructs the banks to implement necessary compliance-related changes and tracks the status of compliance management and execution.

In regard to internal audits, Mitsui Trust Holdings initiates this process in each division. The Company also oversees the internal auditing function at subsidiary banks and has a system in place for issuing essential instructions, based on reports from the banks regarding the results of audits executed at the banks, the status of improvements and other data. When necessary, the Company will act directly or in cooperation with the banks to conduct audits on matters that have an impact on the operations of the Group as a whole.

○Outline of Mitsui Trust Holdings' Risk Management and Compliance Structure


Board of Directors
Audits
Board of Corporate Auditors
Corporate Auditors
Formulation of basic Group policy
Supervision and instruction
Set agenda for discussion
Reports
Management Meeting
Audits
Supervision and instruction
Set agenda for discussion
Reports
Reports
Internal audits
Internal Audit Dept.
Internal Risk Control Dept. (Supervisory Unit)
Supervision, instruction and inspections concerning basic Group policy
Discussion and reports
Chuo Mitsui
Mitsui Asset

Chuo Mitsui Risk Management System

Risk Management Structure

The Board of Directors at Chuo Mitsui drafted Rules for Risk Management, based on the risk management direction outlined by Mitsui Trust Holdings. These rules set out the Bank's fundamental policy on risk management, including the types of risk requiring attention, the techniques applied to hedge risk, and the structure and authority for risk control. They also detail the content of specific standards and regulations in each area.

Chuo Mitsui has identified four primary risk categories: credit risk, market risk, liquidity risk and operational risks, which include system risk and legal risk as

well as procedural risk. The Corporate Risk Management Department supervises all risk management efforts, but individual departments are assigned to each risk category for strict control of the risks specific to each area. The Bank also seeks to effectively contain other risks, such as reputational risk.

On the organizational front, the Internal Control Executive Committee, which falls under the authority of the Board of Directors, undertakes a variety of activities, including discussions about risk management policies prior to implementation and the determination of risk status. The Business Administration Executive Committee, also responsible to the Board of Directors, works toward a healthier business foundation by identifying bankwide risk and considering overall business administration.

In addition, the Corporate Risk Management Department, which monitors all risk at the Bank, supervises internal controls and risk management activities and serves as the secretariat for the Board of Directors and the Internal Control Executive Committee. This department also engages in controls and analysis related to asset–liability management (ALM).

Credit Risk Management

Credit risk is the potential for the value of assets, including off-balance-sheet assets, to shrink or disappear altogether in the event a borrower's financial conditions deteriorate and thereby burden a financial institution with losses. Chuo Mitsui strives to maintain asset quality and avert the unpredictable development of non-performing assets by strengthening its credit risk management capabilities. The Bank utilizes the following systems and processes.

Basic Policy

Chuo Mitsui drafted Rules for Credit Risk Management for blanket control of the credit risk that influences several credit-related business, including loans, market transactions and off-balance-sheet trading. The Bank also designated the Loan Planning Department as the supervisory unit for all credit risk, including that shouldered by consolidated subsidiaries. This department keeps close contact with credit-related departments and consistently works to sustain and further reinforce credit risk capabilities.

Management Techniques

Chuo Mitsui performs a review of all corporate borrowers using a 13-level credit rating system pegged to self-assessments. The credit ratings thus determined are used to quantify credit risk in internal credit-risk models and evaluations of corporate borrowers.

The Corporate Risk Management Department monitors risk status on a monthly basis to ensure that the Bank is within the capital allocation amount set by Mitsui Trust Holdings as the upper limit of credit risk assumed by the credit risk-related departments at Chuo Mitsui. In addition, rules are applied to eliminate credit concentration, thereby removing any excess concentration of credit extended to borrowers in specific industries or corporate groups. Credit status is checked each month by the Loan Planning Department.

The Loan Planning Department also tracks credit risk amounts and credit balances by industry and credit rating, and provides upper management with regular updates on portfolio status.

From the standpoint of securing an appropriate level of return on investments, Chuo Mitsui strives to generate higher profits on its lending activities. To this end, the Bank established an index spread, which corresponds to the respective degree of risk inherent in each transaction, including the duration of credit and the level of borrower integrity, based on the credit rating assigned to each borrower.

Strict Transaction Control

Credit Supervision departments I and II, which function independently from business promotion departments, carefully monitor and control the credit risk on each transaction under respective departmental authority. A multifaceted perspective is applied, one that stresses fund application, repayment capability and cash flow, as well as collateral status and corporate client profitability. For major loan assessments, the advisability of lending arrangements is presented to the Credit Appraisal Committee, where each transaction and the primary objectives of the loan are discussed at the executive level.

Mid-Level Controls through Self-Assessment

With regard to securing quality assets, Chuo Mitsui performs a two-stage self-assessment based on Rules for Self-Assessment. In the first stage, staffed branches, for example, conduct their own evaluations, and in the

second stage credit supervision departments execute inspections. Self-assessment not only forms the foundation of accurate financial statements but also functions as a mid-level management tool to swiftly pinpoint borrower-specific problems. When a borrower's credit is in question, the Bank implements strict controls under the guidance of the Credit Management Department, based on Rules for Non-Performing Assets.

Independent Unit Facilitates Double-Check System
The Internal Audit Department is separate from business and accounting departments and independently confirms the status of credit controls, asset assessments, and write-offs and related reserves. This department checks that credit risk management is being properly executed by auditing credit risk management conditions, including the credit rating system, and by verifying the appropriateness of write-offs and reserves as well as the accuracy of credit risk management activities through, for example, an examination of the process and the results of self-assessments. The department submits reports on the results of its audits to the Board of Directors.

Improving Basic Supervisory Capabilities
The processes outlined above allow Chuo Mitsui to take credit risk management to a higher level. To raise the precision of first-stage assessments, which are undertaken on a daily basis, the Bank regularly puts loan officers from staffed branches through graded training. The Bank also organizes analytical seminars for credit-related departments to foster insight into the causes of bankruptcies and delayed payments that turn loans into non-performing assets. The results of analyses are applied to lending operations.

Market Risk Management
Market risk is the possibility that the value of assets and liabilities will fluctuate with changing interest rates, foreign exchange rates, the price of marketable securities, and other market factors, and thereby cause losses.

Market Risk Management Structure
Front offices execute market-related transactions, while back offices confirm the content of these transactions, and middle offices control market risk. Each office category is independent of the others, creating a cross-check structure. At Chuo Mitsui, the Corporate Risk Management Department functions as a bankwide middle office, monitoring all market risks and providing daily reports to management. This department is also responsible for preparing proposals and supervising market analysis operations that improve market risk management skills at the Bank.

Management Techniques
The method used by Chuo Mitsui to measure market risk utilizes Value at Risk (VaR), which assumes the maximum amount exposed to potential loss is 1% of the total. VaR is calculated using the Monte Carlo simulation technique, which is based on an analysis of major historical market data.

Market risk at Chuo Mitsui is contained through the efforts of the Corporate Risk Management Department, which monitors the Bank's risk status and ensures compliance to the capital allocation amount set by Mitsui Trust Holdings as the upper limit of market risk assumed. Reports are sent to the assigned director on a daily basis.

The measure of market risk is comprehensive, covering foreign exchange, interest rates and other trading business transactions as well as the market risks that impact on crossholdings, bond portfolios and other banking business investments.

The Bank maintains a structure that averts potential risk before it becomes obvious. Alarm points and loss limits have been set to prevent the expansion of losses following a bad turn in market trading, and the Corporate Risk Management Department tracks profits and losses.

Cementing its position on strict risk-controlling practices, Chuo Mitsui also executes stress tests, which assume radical price swings that have actually occurred in the market over the past 15 years, and uses the results as a guideline for establishing risk limits. As a supplementary measure, the Bank performs back tests, which compare VaR against actual losses, to ascertain the validity of VaR-based risk measurements.

An example of back testing on trading transactions follows.

VaR trading transactions in fiscal 2004 moved within a range of roughly ¥30 million to ¥400 million, and out of 245 business days, daily losses exceeded the VaR on two occasions. The Bank's VaR assumes a loss of 1%, and the results for fiscal 2004 show that the Bank's VaR calculation model is sufficiently accurate to predict market risk.

Comparison of VaR and Actual Profit/Loss
(Millions of yen)



300
200
100
0
-100
-200
-300
Actual Profit/ Loss
0
50
100
150
200
250
300
350
400
VaR

VaR calculation assumptions:	Duration:	1 day
	Assumed rate of loss:	1%
	Measurement technique:	Monte Carlo simulation
Time frame:	April 2004–March 2005 (245 business days)	

Liquidity Risk Management

Liquidity risk is twofold. In a cash flow sense, liquidity risk bears the potential for losses when a financial institution is unable to secure necessary funds, due to a poor financial position, or when a financial institution is forced to acquire funds at blatantly higher interest rates than usual. In a market sense, liquidity risk may precipitate losses when market turmoil impedes a financial institution's ability to complete transactions, or compels a financial institution to fulfill transactions at prices noticeably more disadvantageous than usual.

On the cash flow front, Chuo Mitsui establishes guidelines, particularly for cash gaps, and monitors adherence to these standards to control liquidity risk. The Bank also facilitates flexible, bankwide responses through the preparation of contingency plans, which orchestrate measures to be invoked in times of emergency. The Bank makes accurate identification of cash flow risk extra sure by entrusting cash flow risk management to the Corporate Risk Management Department and cash flow control to the Treasury Department.

On the market front, trading limits are set for each type of transaction, based on such factors as market scale and the Bank's strategic objectives. The Corporate Risk Management Department monitors compliance conditions to keep amounts within the assigned limits.

ALM Structure and Administration

Diversification and further sophistication of financial products, mirrored by financial liberalization and internationalization, have prompted greater complexity in the balance-sheet composition of financial institutions year after year. The introduction of current-value accounting has heightened the already complicated impact of fluctuating interest rates, foreign exchange rates, stock prices and other influences on profitability and other performance indicators. The new accounting standard underlines the vital importance of ensuring steadily higher returns while controlling risks through appropriate ALM administration.

Chuo Mitsui works to pinpoint and analyze risks through VaR, basis point value and other ALM techniques for both on-balance-sheet and off-balance-sheet transactions, including bankwide deposits, derivatives and marketable securities. This effort contributes to more efficient management of balance-sheet risks.

The Business Administration Executive Committee meets regularly to discuss risk management policy for market transactions, especially bonds, based on analytical results of the application and procurement of deposits and loans, and of risk conditions. The committee strives to promote flexible management geared to market trends.

Operational Risk Management

Operational risk is the danger of losses arising from inadequate or failed internal processes, inappropriate actions by staff, and unacceptable use or malfunction of in-house systems, as well as external incidents that adversely impact operations. This risk category includes procedural risk, system risk and legal risk, which are explained in subsections below.

Chuo Mitsui applies two methods to restrict operational risk. First, the Bank formulates suitable rules to preclude potential risks and ensures compliance of these rules. Second, the Bank clarifies ways to tackle risk—should it emerge—and maintains a system for monitoring and reporting the appearance of risk. The Corporate Risk Management Department establishes bankwide rules and ensures suitable risk management activities.

The Basel Committee on Banking Supervision, at the

Bank for International Settlements, is refining rules for implementation in March 2007 that will include a capital requirement for operational risk. Focusing on a response to this anticipated requirement, Chuo Mitsui is building a framework for evaluating and analyzing the status of risk management efforts, based on operational risk conditions in each area of business, and is preparing a more effective risk management structure through such means as the collection and storage of loss data.

Procedural Risk

Procedural risk is the danger of losses arising from an accident, management error or dishonest actions by executives or staff. The scope of Chuo Mitsui's operations goes beyond regular banking operations and encompasses a range of businesses that includes real estate business and stock transfer agency services. Consequently, the Operations Administration Department and each operating department are required to ascertain, control and terminate operational risks in each business area.

Chuo Mitsui conducts training programs and study courses and offers guidance to employees to raise the standard of procedures performed in-house. In addition, the Bank strives to reduce procedural risk with preemptive measures that avert accidents and thwart dishonest activities.

The Bank maintains a procedural risk structure that prevents the use of its accounts for the purpose of money laundering and facilitates timely and suitable responses to any dishonest application of its accounts. The Bank also undertakes proper control measures, including periodic verification of business execution capabilities and the risk management structure.

System Risk

System risk carries the potential for losses caused by a system failure, such as a computer crash or incorrect operation of electronic equipment, by illegal access to the Bank's computers, and by the destruction or unauthorized disclosure of privileged information. Advances in information technology have made computer systems increasingly indispensable in the provision of high-level services, but this progress has heightened the importance of appropriately controlling such risk.

Chuo Mitsui has established rules and structures in various regulations, including Rules for Protecting Information Assets, which outline measures for properly handling and protecting systems and information.

The Bank maintains a backup center and has formulated various methods to safeguard its systems against breakdowns and interruptions caused by natural disasters. Efforts include storing important data at a secondary location, installing duplicate communication lines, and ensuring a constant flow of electricity to the computer center with an on-site power facility. Contingency plans and other precautionary measures are also in place to facilitate swift and accurate responses in the event of a catastrophe. Drills are run on a regular basis.

Chuo Mitsui makes some of its financial services available through the Internet and therefore utilizes firewalls and other high-level network technologies, such as encryption, to block unauthorized access to in-house systems from outside.

Legal Risk

Legal risk can precipitate losses if the legal aspects of transactions cannot be settled or if legal compliance is insufficient. At Chuo Mitsui, the Legal Department is designated as the supervisory unit for managing legal risk. This department checks to ensure that operations conform to prevailing laws and other mandatory controls. The Bank is also establishing a structure for collecting information concerning lawsuits and other litigation.

Chuo Mitsui relies on the Legal Department to clarify reporting and processing rules for dealing with complaints and incidents, and utilizes the department's inspections to eliminate legal risk. The Bank also strives to foster a corporate atmosphere conducive to compliance and undertakes various measures to this end, including distribution of a compliance manual to directors and regular staff.

Other Risks

Reputational risk is the possibility that unfavorable evaluations will contribute to losses. To mitigate such risk, Chuo Mitsui is reinforcing the transparency of its operations with better investor relations activities, including information meetings and aggressive disclosure through the production and distribution of various documents that update investors with pertinent news.

The Bank has also established conduits for two-way communication, at branch counters and through the Customer Service Office, that enable clients to voice grievances and obtain suitable responses. These efforts lead to enhanced services and greater confidence in the Bank.

Internal Auditing

The Internal Audit Department, which is independent of actual operating departments, undertakes internal audits to verify the suitability and effectiveness of risk management activities at all relevant head office departments, staffed branches and subsidiaries.

The results of internal audits are reported to the Board of Directors and the Internal Control Executive Council on a regular basis. In addition, a system is in place for instructing an operating unit to implement corrective measures, should problems appear in the internal control structure of that unit.

Outline of Chuo Mitsui's Risk Management and Compliance Structure



Mitsui Trust Holdings
Supervision, instruction and inspections concerning basic Group policy
Discussion and reports
Board of Directors
Audits
Board of Corporate Auditors
Corporate Auditors
Reports
Supervision and instruction
Set agenda for discussion
Reports
Formulation of basic policy
Supervision and instruction
Set agenda for discussion
Reports
Internal Audit Dept.
Credit Appraisal Committee: Discusses individual lending conditions
Management Meeting: Discusses risk management and compliance issues
Administration of Business Activities
Internal Control
Audits
Auditing rules for asset assessment
Reports
Reports
Credit control, asset assessment and write-off and reserve audits
Result of asset assessment and write-offs and reserves
Credit risk management for individual transactions
Rules for Risk Management, Rules of Compliance
Corporate Risk Management Dept.:
Supervises compliance and risk management
Internal audits
Corporate Planning Dept.
Management and processing of write-offs and reserves
Overall credit risk management
Loan Planning Dept.
Supervision of asset assessment
Operations Administration Dept.
Headquarters departments
Systems Planning Dept.
Legal Dept.
Internal audits
Rules for Internal Audits and others
Internal Audit Dept.
Credit risk
Market risk
Liquidity risk
Market liquidity risk
Funding risk
Procedural risk
System risk
Legal risk
Operational risks
Compliance
Department and branch compliance officers
Internal audits

Mitsui Asset Risk Management System

Risk Management Structure

As a trust bank specializing in pension and securities trust businesses, Mitsui Asset follows a basic policy that emphasizes appropriate control of risk and suitable returns commensurate with inherent risk, based on the risk management direction outlined by Mitsui Trust Holdings.

Mitsui Asset's operations center on trust asset management and administration and pension and securities trust businesses. The Bank is duly aware of its obligations and responsibilities as a trustee and executes risk management reflecting the size and characteristics of each risk.

Rules for Risk Management, drafted by the Board of Directors, establishes the Bank's fundamental policy on risk management, including the types of risk requiring attention, the techniques applied to hedge risk, and control and administration structures, and details the content of specific standards and regulations in each area.

On the organizational front, the Executive Council, which falls under the authority of the Board of Directors, discusses risk management policies prior to implementation, determines the status of all risks and works toward a healthier business foundation.

The Business Administration Department supervises all risk management efforts, but individual departments are assigned to each risk category for strict control of the risks specific to each area.

Risk Management Status

Mitsui Asset is working to establish and perfect a risk management structure that conforms to the risk management structure of Chuo Mitsui while reflecting the characteristics of the Bank's own operations. This

structure also highlights operational risks, including system risk, legal risk and procedural risk.

In regard to credit risk, market risk and liquidity risk, the Bank's policy is, in principle, to refrain from lending and other related operations and thereby keep risk contained. The extent of risk management activities therefore mirrors this limited exposure.

Mitsui Asset seeks to effectively contain other risks, such as reputational risk.

The burden of credit risk, market risk and liquidity risk management for the Bank's core trust businesses essentially lies with the beneficiaries. The Bank, however, takes the view that a trustee should accept a certain degree of responsibility and therefore carries out adequate risk management.

Trust operations are divided broadly into two categories: designated trusts, which are trusts for which the Bank, in its capacity as trustee, holds discretionary rights for the management of assets, and specified trusts, for which the Bank does not hold such rights. Risk management is conducted for each category.

For designated trusts, Mitsui Asset manages entrusted funds in accordance with contract conditions, such as designated investment targets and preferred asset composition. The Bank also sets clear internal standards for exercising discretionary rights granted by clients and manages respective assets within these established parameters.

For specified trusts, the Bank conducts a trustee examination, similar to that for designated trusts, at the time a new contract is formed. The compatibility of the request to the Bank's capabilities is confirmed and procedural strategy is checked.

Auditing and Inspection

At Mitsui Asset, the Internal Audit Department, which is independent of actual operating departments, undertakes internal audits of all relevant head office and main branch departments as well as staffed branches, and verifies the suitability and effectiveness of such aspects as the internal control structure.

The results of internal audits are reported to the Board of Directors and the Executive Council. In addition, a system is in place for instructing a relevant operating unit to implement corrective measures, should problems appear in the internal control structure or other pertinent system of that unit.

Mitsui Asset executes accounting audits based on the Commercial Code through auditing corporations. The Bank also undergoes external audits to validate the effectiveness of its internal control structure, along with statement audits on pension operations according to the Japanese version of the Statement on Auditing Standards and inspections on the status of conformity to the investment performance standard of the Security Analysts Association of Japan.

These efforts substantiate the Bank's commitment to making internal controls more sophisticated and earning greater client confidence.

Outline of Mitsui Asset's Risk Management and Compliance Structure


Mitsui Trust Holdings
Supervision, instruction and inspections concerning basic Group policy
Discussion and reports
Board of Directors
Audits
Board of Corporate Auditors
Corporate Auditors
Formulation of basic policy
Supervision and instruction
Set agenda for discussion
Reports
Audits
Management Meeting: Discusses risk management and compliance issues
Reports
Rules for Risk Management, Rules of Compliance
Internal audits
Business Administration Dept.: Supervises risk management and compliance
Headquarters departments
Internal audits
Rules for Internal Audits and others
Internal Audit Dept.
Compliance
Legal risk
Procedural risk
System risk
Operational risks
Credit risk
Market risk
Liquidity risk
Department and branch compliance officers
Internal audits

Mitsui Trust Financial Group Perspective

Trust banks accept funds from people and organizations and in turn facilitate a steady flow of funds for various financial purposes that ultimately benefit the economy. Striving to demonstrate their trust function in satisfying the diverse needs of the people, trust banks assume a public mission and a social responsibility to contribute to the development of the national economy.

Unfolding liberalization, deregulation and other finance-related developments, however, require all financial institutions to uphold the principle of self-responsibility in conducting business. Consequently, efforts to comply with prevailing laws and ordinances and establish a structure that ensures compliance have assumed paramount importance.

Against this backdrop, financial institutions are expected to operate as private corporations, with their social obligations and public missions evolving onto a higher plane. Fulfillment of this dual designation is a vital prerequisite in securing the unwavering trust of clients and society as a whole.

Sound and appropriate management is indispensable in the effort to sustain and further elevate the level of trust accorded to us by the market. Such management status is grounded in the principle of self-responsibility, which demands rigorous self-discipline. From this perspective, compliance is one of the most important management issues at Mitsui Trust Financial Group and one that the Group will continue to uphold.

Strictly speaking, compliance means rigid observance of laws and ordinances, but a broader perspective embraces social criteria as well. For the Group, trust is its biggest asset. Therefore, achieving compliance is a foregone conclusion, and executives and employees alike must conscientiously incorporate compliance into their daily routines.

Compliance at Mitsui Trust Holdings

The Internal Risk Control Department is the supervisory unit for compliance at Mitsui Trust Holdings. The department promotes various measures to ascertain compliance status for Mitsui Trust Financial Group. These measures include the establishment of a reporting structure and the preparation of Rules of Compliance, which set forth a basic policy on business ethics and provides guidelines governing the conduct of employees, Rules for Compliance Management, which set criteria related to compliance conditions at the Bank, and the Compliance Manual, a detailed handbook.

Compliance at Chuo Mitsui

Supervision of compliance status at Chuo Mitsui is the responsibility of the Corporate Risk Management Department, which promotes measures to reinforce the compliance structure based on Group policy. For example, the Bank encourages employees to read and fully understand the Rules of Compliance and the Compliance Manual, which is updated as necessary.

The Bank also formulated the Compliance Program, a concrete action agenda for compliance, and promotes a variety of measures, such as the development of a compliance structure and the implementation of training courses.

In addition, the Bank checks the status of compliance at staffed branches and head office departments through self-implemented inspections in each location as well as internal audits conducted by the Internal Audit Department.

Compliance at Mitsui Asset

The Business Administration Department has been designated as the supervisory unit for compliance at Mitsui Asset. In line with Group policy, compliance methods mirror those described above for Chuo Mitsui but the measures used to improve compliance status are fine tuned to the characteristics of the Bank's own focus on pension and securities trust businesses.

How to Read the Financial Statements of Trust Banks

Trust Account and Banking Account

Trust banks keep two types of account: the banking account, which is the institution's own; and the trust account, which is the account of beneficiaries. Trust banks have a number of trust accounts, reflecting the fact that they must separately administer the assets of each trust contract. In principle, details of individual accounts are disclosed only to trustors or beneficiaries. Nevertheless, the total balances of money and pension trusts are recorded in the trust account's aggregate balance sheet. The main assets and liabilities of the trust account with principal guarantee agreement are also disclosed.

Although trust assets nominally belong to trust banks, in fact they belong to the beneficiaries. The institutions therefore receive trust fees for managing these accounts. After deductions for fees and expenses, the profits generated with these accounts all become trust assets.

Trust fees represent one source of income in the banking account. In other words, the banking account income statement reflects both earnings from banking operations and from trust operations.

The Concept of Net Operating Profit *(Gyomu Juneki)*

To calculate core profits—excluding items outside core operations, such as stock earnings and losses and write-offs of non-performing assets—we calculate the net operating profit by selecting only those items that express the earnings from core operations from within the income statement.

Net operating profit is calculated by subtracting the general and administrative expenses and the transfer to the general reserve for possible loan losses from gross operating profit. Gross operating profit comprises:

- Net interest income (such as from deposits, loans and marketable securities);
- Net fees and commissions (trust fees, and fees and commissions);
- Net trading gains (earnings from trading purpose transactions); and
- Net other operating income (such as earnings from foreign exchange and bond trading).

Net Operating Profit at Trust Banks

In addition to net operating profit, trust banks disclose net operating profit before trust account write-offs. With trust banks, the net operating profit calculated according to the formula mentioned above does not adequately reflect the profitability of core operations. Trust fees, which are part of business profit, are calculated after subtracting loan write-offs in the trust account. Therefore, net operating profit is smaller than a trust bank's actual profitability in core operations.

To adjust for this difference and more accurately reflect the profitability of core operations, trust banks calculate net operating profit before trust account write-offs. This allows a comparison with other banks according to net operating profit.

Pre-provision profit is calculated by adding back the transfer to general reserve for possible loan losses from net operating profit before trust account write-offs. The purpose of this calculation is to show the trend of a bank's earning power by eliminating all credit costs including transfers to general reserves.

• The Relationship between Ordinary Income and Net Operating Profit



Gross ordinary income (A)
Trust fees
Interest income
Fees and commissions
Trading gains
Other operating income
Other income
①
Ordinary expenses (B)
Interest expense
Fees and commissions
Trading losses
Other operating expenses
General and administrative expenses
Other expenses
②

Ordinary income
This is calculated by deducting ordinary expenses (B) from gross ordinary income (A).
Gross operating profit
The amount remaining after subtracting the highlighted areas in box ② from those in box ① is nearly equal to gross operating profit.
Net operating profit
This results from subtracting general and administrative expenses and the transfer to general reserve for possible loan losses from gross operating profit. The transfer to the general reserve for possible loan losses is part of other expenses.

• Sample Calculation of Net Operating Profit before Trust Account Write-Offs



Net operating profit other than for trust fees
Trust fees before loan write-offs
Net operating profit other than for trust fees (a)
Trust fees (b)
Loan write-offs in the trust account (c)
150
70
30
Net operating profit (a+b)
220
Net operating profit before trust account write-offs (a+b+c)
250

Consolidated Balance Sheets

Mitsui Trust Holdings, Inc., and Consolidated Subsidiaries
As of March 31, 2005 and 2004

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2005	2004	2005
ASSETS			
Cash and cash equivalents	¥ 448,014	¥ 457,518	$ 4,173,395
Due from banks other than due from the Bank of Japan (Note 10)	61,789	64,293	575,585
Call loans and bills bought	12,010	17,068	111,877
Receivables under resale agreements	900		8,383
Receivables under securities borrowing transactions	53,750	34,427	500,698
Monetary claims bought (Note 4)	116,341	54,746	1,083,761
Trading assets (Note 4)	29,249	21,104	272,466
Securities (Notes 4 and 10)	4,006,293	3,585,945	37,319,923
Money held in trust (Note 5)	11,785	16,952	109,786
Loans and bills discounted (Notes 6 and 10)	7,144,578	7,189,953	66,554,061
Foreign exchanges (Note 7)	1,881	6,713	17,525
Other assets (Notes 8 and 10)	373,165	512,614	3,476,156
Premises and equipment (Notes 9 and 10)	220,823	234,532	2,057,042
Deferred tax assets (Note 27)	236,157	280,662	2,199,886
Goodwill	9,111		84,872
Customers' liabilities for acceptances and guarantees (Note 11)	771,790	376,592	7,189,480
Allowance for possible loan losses	(66,200)	(99,365)	(616,677)
Total	¥13,431,441	¥12,753,758	$125,118,228
LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY			
Liabilities:			
Deposits (Notes 10 and 12)	¥ 8,937,588	¥ 9,116,071	$ 83,256,526
Call money and bills sold (Note 10)	325,231	318,017	3,029,632
Payables under repurchase agreements (Note 10)	49,999		465,763
Payables under securities lending transactions (Note 10)	875,826	418,182	8,158,608
Trading liabilities	8,226	4,298	76,635
Borrowed money (Notes 10 and 13)	174,072	341,996	1,621,546
Foreign exchanges (Note 7)	36	28	340
Subordinated bonds (Note 14)	199,675	138,375	1,860,040
Subordinated convertible bonds (Note 14)	381	466	3,549
Payables to trust account	1,239,126	1,343,100	11,542,861
Other liabilities (Note 15)	118,757	116,543	1,106,265
Reserve for bonus payment	3,053	2,993	28,442
Reserve for retirement benefits (Note 16)	1,567	1,418	14,605
Reserve for expenses related to Expo 2005 Japan	89	45	835
Deferred tax liabilities (Note 27)	12,914	3,950	120,303
Acceptances and guarantees (Note 11)	771,790	376,592	7,189,480
Total liabilities	12,718,338	12,182,080	118,475,437
Minority interests	106,492	108,367	992,009
Commitments and contingent liabilities (Note 17)			
Shareholders' equity (Note 18):			
Common stock and preferred stocks (Note 19)	261,504	261,462	2,435,999
Capital surplus	126,171	125,802	1,175,331
Retained earnings	161,516	74,732	1,504,578
Land revaluation difference	(14,810)	(14,736)	(137,962)
Net unrealized gains on available-for-sale securities	73,591	17,652	685,526
Foreign currency translation adjustments	(610)	(796)	(5,683)
Treasury stock—at cost 1,377,919 shares in 2005 and 2,023,167 shares in 2004	(752)	(806)	(7,008)
Total shareholders' equity	606,611	463,311	5,650,781
Total	¥13,431,441	¥12,753,758	$125,118,228

See Notes to Consolidated Financial Statements.

Consolidated Statements of Income

Mitsui Trust Holdings, Inc., and Consolidated Subsidiaries
Fiscal years ended March 31, 2005 and 2004

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2005	2004	**2005**
Income:			
Interest income:			
Interest on loans and bills discounted	**¥103,096**	¥115,044	**$ 960,372**
Interest and dividends on securities	**53,558**	42,651	**498,918**
Interest on call loans and bills bought	**56**	140	**529**
Other interest income (Note 20)	**3,277**	1,017	**30,526**
Trust fees (Note 21)	**89,157**	84,211	**830,532**
Fees and commissions	**99,341**	73,285	**925,401**
Trading gains	**7,793**	11,379	**72,597**
Other operating income (Note 22)	**74,841**	62,637	**697,170**
Other income (Note 23)	**82,759**	163,592	**770,932**
Total income	**513,882**	553,960	**4,786,983**
Expenses:			
Interest expenses:			
Interest on deposits	**19,807**	25,765	**184,515**
Interest on call money and bills sold	**596**	110	**5,556**
Interest on borrowings	**9,088**	10,216	**84,659**
Other interest expenses (Note 24)	**17,105**	16,153	**159,344**
Fees and commissions	**16,168**	11,445	**150,610**
Trading losses	**737**	419	**6,874**
Other operating expenses (Note 25)	**56,369**	18,126	**525,098**
General and administrative expenses	**127,266**	138,590	**1,185,524**
Other expenses (Note 26)	**116,555**	205,909	**1,085,748**
Total expenses	**363,694**	426,738	**3,387,932**
Income before income taxes and minority interests	**150,188**	127,222	**1,399,050**
Income taxes (Note 27):			
Current	**5,485**	6,310	**51,095**
Deferred	**44,502**	65,006	**414,557**
Total income taxes	**49,987**	71,317	**465,652**
Minority interests in net income	**6,163**	5,118	**57,417**
Net income	**¥ 94,036**	¥ 50,786	**$ 875,980**

	Yen		U.S. dollars (Note 1)
	2005	2004	**2005**
Per share of common stock (Note 32):			
Basic net income	**¥107.85**	¥55.54	**$1.00**
Diluted net income	**52.42**	28.33	**0.48**
Cash dividends per share applicable to the year (Note 19):			
Common stock	**2.50**	2.50	**0.02**
Class I preferred stock	**40.00**	40.00	**0.37**
Class II preferred stock	**14.40**	14.40	**0.13**
Class III preferred stock	**20.00**	20.00	**0.18**

See Notes to Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity

Mitsui Trust Holdings, Inc., and Consolidated Subsidiaries
Fiscal years ended March 31, 2005 and 2004

	Thousands		Millions of yen						
	Issued number of shares of common stock	Issued number of shares of preferred stock	Common stock and preferred stocks	Capital surplus	Retained earnings (accumulated deficit)	Land revaluation difference	Net unrealized gains (losses) on available-for-sale securities	Foreign currency translation adjustments	Treasury stock
Balance, April 1, 2003	818,865	270,156	¥260,092	¥227,350	¥ (85,676)	¥(3,028)	¥(145,337)	¥ (868)	¥ (906)
Net income					50,786				
Cash dividends					(5,278)				
Reversal of land revaluation difference					11,707	(11,707)			
Reduction of legal capital surplus				(103,192)	103,192				
Net unrealized gains on available-for-sale securities, less applicable tax							162,989		
Change in foreign currency translation adjustments								71	
Decrease in treasury stock (2,408 thousand shares)				275					99
Conversion of convertible bonds	5,265		1,370	1,370					
Balance, March 31, 2004	824,131	270,156	261,462	125,802	74,732	(14,736)	17,652	(796)	(806)
Net income					94,036				
Cash dividends					(7,326)				
Reversal of land revaluation difference					74	(74)			
Net unrealized gains on available-for-sale securities, less applicable tax							55,938		
Change in foreign currency translation adjustments								186	
Decrease in treasury stock (645 thousand shares)				326					53
Conversion of convertible bonds	77		42	42					
Balance, March 31, 2005	**824,208**	**270,156**	**¥261,504**	**¥126,171**	**¥161,516**	**¥(14,810)**	**¥ 73,591**	**¥ (610)**	**¥ (752)**

	Thousands of U.S. dollars (Note 1)						
	Common stock and preferred stocks	Capital surplus	Retained earnings	Land revaluation difference	Net unrealized gains on available-for-sale securities	Foreign currency translation adjustments	Treasury stock
Balance, March 31, 2004	$2,435,603	$1,171,891	$ 696,159	$(137,271)	$164,439	$(7,417)	$(7,511)
Net income			875,980				
Cash dividends			(68,251)				
Reversal of land revaluation difference			690	(690)			
Net unrealized gains on available-for-sale securities, less applicable tax					521,087		
Change in foreign currency translation adjustments						1,734	
Decrease in treasury stock		3,044					502
Conversion of convertible bonds	395	395					
Balance, March 31, 2005	**$2,435,999**	**$1,175,331**	**$1,504,578**	**$(137,962)**	**$685,526**	**$(5,683)**	**$(7,008)**

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

Mitsui Trust Holdings, Inc., and Consolidated Subsidiaries
Fiscal years ended March 31, 2005 and 2004

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2005	2004	2005
Operating activities:			
Income before income taxes and minority interests	¥ 150,188	¥ 127,222	$ 1,399,050
Adjustments for:			
Income taxes paid	(9,222)	(12,705)	(85,909)
Depreciation and amortization	47,227	50,059	439,943
Amortization of consolidation goodwill	483		4,503
Equity in earnings of associated companies	(724)	(486)	(6,750)
Decrease in allowance for possible loan losses	(33,191)	(51,909)	(309,186)
Decrease in reserve for possible losses on collateralized real estate loans sold to CCPC		(4,389)	
Decrease in reserve for bonus payment	(34)	(414)	(320)
Decrease in reserve for retirement benefits	(262)	(309)	(2,444)
Increase in reserve for expenses related to Expo 2005 Japan	44	45	412
Net gain on securities	(6,343)	(43,541)	(59,095)
Net loss (gain) on money held in trust	49	(1,722)	459
Foreign exchange (gain) loss—net	(8,723)	10,614	(81,259)
Net loss on disposals of premises and equipment	1,273	1,971	11,863
Change in assets and liabilities:			
Increase in trading assets	(8,144)	(7,938)	(75,873)
Increase (decrease) in trading liabilities	3,928	(4,635)	36,596
Decrease in loans and bills discounted	45,374	9,568	422,678
(Decrease) increase in deposits	(178,482)	443,816	(1,662,626)
Decrease in borrowed money (excluding subordinated borrowings)	(27,923)	(147,347)	(260,116)
Decrease (increase) in due from banks (excluding cash equivalents)	2,504	(5,379)	23,327
Increase in call loans and bills bought	(57,156)	(46,815)	(532,429)
Increase in receivables under securities borrowing transactions	(19,323)	(23,863)	(180,000)
Increase (decrease) in call money and bills sold	57,213	(81,982)	532,959
Increase in payables under securities lending transactions	457,644	223,937	4,263,102
Decrease (increase) in foreign exchanges (assets)	4,832	(1,735)	45,013
Increase in foreign exchanges (liabilities)	7	3	70
Decrease in payables to trust account	(103,973)	(521,695)	(968,550)
Other—net	(7,167)	(14,158)	(66,763)
Net cash provided by (used in) operating activities	310,097	(103,790)	2,888,655
Investing activities:			
Purchases of securities	(6,379,365)	(10,115,343)	(59,425,857)
Proceeds from sales of securities	2,853,137	7,381,355	26,577,900
Proceeds from redemption of securities	3,319,477	2,442,600	30,922,010
Increase in money held in trust	(580)	(2)	(5,412)
Decrease in money held in trust	5,629	54,157	52,438
Purchases of premises and equipment	(27,561)	(27,796)	(256,745)
Proceeds from sales of premises and equipment	7,579	11,054	70,607
Payment for purchase of stocks of a subsidiary, net of cash acquired (Note 28)	(10,019)		(93,337)
Net cash used in investing activities	(231,703)	(253,975)	(2,158,394)
Financing activities:			
Proceeds from subordinated borrowings	35,000		326,036
Payment of subordinated borrowings	(175,000)	(20,000)	(1,630,181)
Proceeds from subordinated bonds and subordinated convertible bonds	161,247		1,502,072
Redemption of subordinated bonds and subordinated convertible bonds	(100,000)		(931,532)
Issuance of capital stock to minority interests	150	10,000	1,397
Dividends paid	(7,326)	(5,278)	(68,251)
Dividends paid for minority interests	(4,592)	(4,514)	(42,776)
Payment for purchase of treasury stock	(698)	(7,057)	(6,503)
Proceeds from sales of treasury stock	3,186	10,012	29,683
Net cash used in financing activities	(88,032)	(16,837)	(820,055)
Foreign currency translation adjustments on cash and cash equivalents	134	51	1,252
Net decrease in cash and cash equivalents	(9,504)	(374,552)	(88,541)
Cash and cash equivalents, beginning of year	457,518	832,071	4,261,937
Cash and cash equivalents, end of year	¥ 448,014	¥ 457,518	$ 4,173,395

Additional Cash Flows Information

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2005	2004	**2005**
Non-cash investing and financing activities:			
Capital stock increased by conversion of convertible bonds	**¥ 42**	¥ 1,370	**$ 395**
Capital surplus increased by conversion of convertible bonds	**42**	1,370	**395**
Convertible bonds decreased by conversion into common stock	**85**	2,740	**791**
Decrease in capital surplus and accumulated deficit by reduction of legal capital surplus		103,192	
Decrease in loans by debt equity swap		871	
Decrease in allowance for possible loan losses by debt equity swap		1	
Increase in securities by debt equity swap		870	

See Notes to Consolidated Financial Statements.

1. Basis of Presentation

The accompanying consolidated financial statements (banking account) have been prepared from the accounts maintained by Mitsui Trust Holdings, Inc. ("Mitsui Trust Holdings"), and its consolidated subsidiaries (together, the "Mitsui Trust Financial Group") in accordance with accounting principles generally accepted in Japan, and certain accounting and disclosure rules under the Securities and Exchange Law of Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

In preparing these consolidated financial statements, certain reclassifications and rearrangements have been made to Mitsui Trust Holdings' consolidated financial statements issued domestically in order to present them in a form that is more familiar to readers outside Japan. In addition, certain reclassifications and rearrangements have been made in the 2004 consolidated financial statements to conform to classifications and presentations used in 2005.

In 2001, The Chuo Mitsui Trust and Banking Company, Limited ("Chuo Mitsui"), purchased from a Japanese commercial bank all shares of Mitsui Asset Trust and Banking Co., Ltd. ("Mitsui Asset"), which became a wholly owned subsidiary of Chuo Mitsui. The business combination was accounted for as a purchase.

In February 2002, Chuo Mitsui established Mitsui Trust Holdings by way of stock transfers and became a wholly owned subsidiary of Mitsui Trust Holdings. The formation of Mitsui Trust Holdings was accounted for using the pooling-of-interests method in accordance with "Accounting for the Consolidation of the Holding Company Established by Stock Exchange or Stock Transfers," issued by the Japanese Institute of Certified Public Accountants ("JICPA") Accounting Committee Research Report No. 6. Mitsui Trust Holdings then purchased all of the Mitsui Asset shares from Chuo Mitsui, thus completing a series of business reorganization activities resulting in Chuo Mitsui and Mitsui Asset becoming wholly owned subsidiaries of Mitsui Trust Holdings.

The consolidated financial statements are stated in Japanese yen, the currency of the country in which Mitsui Trust Holdings is incorporated and operates. The translations of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥107.35 to U.S.$1, the approximate rate of exchange at March 31, 2005. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

Amounts less than one million Japanese yen and one thousand U.S. dollars have been truncated, except for per share information. As a result, the total may not be equal to the total of individual amounts.

2. Summary of Significant Accounting Policies

a. Consolidation

The consolidated financial statements as of March 31, 2005 include the accounts of Mitsui Trust Holdings and its significant 27 (25 in 2004) subsidiaries.

Under the control or influence concept, those companies in which the parent company, directly or indirectly, is able to exercise control over operations are fully consolidated, and those companies over which the Mitsui Trust Financial Group has the ability to exercise significant influence are accounted for by the equity method.

Investments in three (two in 2004) associated companies are accounted for by the equity method.

Investments in unconsolidated subsidiaries are stated at cost. If the equity method of accounting had been applied to the investment in these subsidiaries, the effect on the accompanying consolidated financial statements would not be material.

Any differences between the cost of an acquired subsidiary or associated company and the fair value of its net assets at the date of the acquisition are amortized over a period within 20 years, or charged to income as incurred if such differences are considered to be immaterial.

All significant intercompany transactions, balances and unrealized profits have been eliminated in consolidation.

b. Cash and Cash Equivalents

Cash equivalents are short-term investments that are readily convertible into cash and that are exposed to insignificant risk of changes in value. Cash equivalents include amounts due from the Bank of Japan.

c. Mark-to-Market Accounting for Trading Purpose Transactions

Transactions for trading purposes (that is, transactions which seek to capture gains arising from short-term changes in interest rates, currency exchange rates or market prices of securities and other market-related indices or from gaps among markets) are included in trading assets and trading liabilities on a trade date basis. Trading securities and monetary claims bought for trading purposes recorded in these accounts are stated at market value and trading-related financial derivatives are at the amounts that would be settled if they were terminated at the end of the fiscal year.

Unrealized gains and losses on trading purpose transactions are recognized in the consolidated statements of income.

d. Translation of Foreign Currency Accounts

The consolidated banking subsidiaries maintain their accounting records in Japanese yen. Assets and liabilities denominated in foreign currencies are translated into Japanese yen using the

exchange rate prevailing at each balance sheet date.

Foreign currency assets and liabilities of other consolidated subsidiaries are principally translated into yen equivalents at the exchange rates prevailing at the fiscal year-end of each company.

e. Securities

Securities other than investments in unconsolidated subsidiaries and associated companies are classified and accounted for, depending on management's intent, as follows:
i) Trading securities, which are held for the purpose of earning capital gains in the near term are reported at fair value, and the related unrealized gains and losses are included in earnings; ii) held-to-maturity debt securities, which are expected to be held to maturity with the positive intent and ability to hold to maturity, are reported at amortized cost; and iii) available-for-sale securities, which are not classified as either of the aforementioned securities, are reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity.

Non-marketable available-for-sale securities are stated at cost determined by the moving-average cost method.

For other than temporary declines in fair value, securities are reduced to net realizable value by a charge to income.

Securities in money held in trust are classified and accounted for the same as securities described above.

f. Derivative and Hedging Activities

Derivative financial instruments are classified and accounted for as follows:
i) All derivatives are recognized as either assets or liabilities and measured at fair value, and gains or losses on derivative transactions are recognized in the consolidated statements of income; and ii) for derivatives used for hedging purposes, if derivatives qualify for hedge accounting because of high correlation and effectiveness between the hedging instruments and the hedged items, certain domestic consolidated subsidiaries use the deferral hedge method or the fair value hedge method.

The interest rate swaps which qualify for hedge accounting and meet specific matching criteria are not remeasured at market value but the differential paid or received under the swap agreements is recognized and included in interest expenses or income.

g. Premises and Equipment

Premises and equipment are carried at cost less accumulated depreciation. Depreciation of premises and equipment owned by the consolidated banking subsidiaries is computed by the declining-balance method, while the straight-line method is applied to buildings acquired after April 1, 1998. The range of useful lives is from 10 to 50 years for buildings, and from three to eight years for equipment.

Depreciation of premises and equipment owned by other consolidated subsidiaries is mainly computed by the straight-line method over the estimated useful lives of the respective assets.

h. Software

Capitalized software for internal use is amortized by the straight-line method over the estimated useful lives of the software (principally five years).

i. Land Revaluation

Under the Law of Land Revaluation, the Mitsui Trust and Banking Company, Limited, elected the one-time revaluation for its own-use land to a value based on real estate appraisal information as of March 31, 1998.

The resulting land revaluation difference represents unrealized appreciation of land and is stated as a component of shareholders' equity. Continuous readjustment is not permitted unless the land value subsequently declines significantly such that the amount of the decline in value should be removed from the land revaluation difference account and related deferred tax liabilities.

As of March 31, 2005 and 2004, the carrying amount of the land after the above one-time revaluation exceeded the market value by ¥6,556 million ($61,074 thousand) and ¥6,512 million, respectively.

j. Stock and Bond Issue Expenses

Stock and bond issue expenses are being amortized by the straight-line method over three years and the annual amortization is presented in other expenses in the consolidated statements of income.

k. Allowance for Possible Loan Losses

Allowance for possible loan losses of major consolidated subsidiaries is maintained in accordance with internally established standards for self-assessment write-offs and allowances for loan losses.
1) For claims against borrowers that are legally bankrupt, such as borrowers under bankruptcy and special liquidation proceedings ("legal bankruptcy"), and to borrowers that are in substantially similarly adverse condition ("virtual bankruptcy"), allowances are maintained at 100% of amounts of claims net of expected amounts recoverable from the disposal of collateral and/or the amounts recoverable under guarantees.
2) For claims against borrowers that have not yet gone legally or formally bankrupt but that are very likely to become bankrupt ("possible bankruptcy"), allowances are maintained at

amounts deemed necessary to absorb losses on the amount of claims less expected amounts recoverable from the disposal of collateral and/or the amounts recoverable under guarantees, based on the overall assessment of borrowers' repayment ability.

For claims against large borrowers that are classified as possible bankruptcy and close observation borrowers for which future cash flows could be reasonably estimated, allowances are provided for the difference between the present value of expected future cash flows discounted at the contracted interest rate and the carrying value of the claim.

3) For claims against other borrowers judged to be legal bankruptcy, virtual bankruptcy and possible bankruptcy borrowers, as mentioned above, allowances are maintained at rates derived from historical loan loss experiences, etc.

4) Allowance for possible loan losses to restructuring countries is maintained in order to cover possible losses based on the political and economic climates of those countries.

All claims are assessed by the operating sections and each Credit Supervision Department based on the internal rules for self-assessment on asset quality. Subsequently, the Internal Audit Department, which is independent from the operating sections, reviews these self-assessments, and the allowances are provided based on the results of the self-assessments.

With respect to claims with collateral and/or guarantees extended to borrowers that are legal bankruptcy or virtual bankruptcy borrowers, the unrecoverable amount is estimated by deducting from the amount of claims the realizable value of collateral or the amount likely to be recovered based on guarantees. The outstanding amount thus determined is then directly written off from the amount of claims as the unrecoverable amount, which totaled ¥187,262 million ($1,744,413 thousand) and ¥232,625 million as of March 31, 2005 and 2004, respectively.

Other consolidated subsidiaries provide for "allowance for possible loan losses" based on the past experience and management's assessment of the loan portfolio.

l. Reserve for Bonus Payment

Reserve for bonus payment is provided for the payment of employees' bonuses based on estimated amounts of the future payments attributed to the current fiscal year.

m. Reserve for Retirement Benefits and Pension Plans

Mitsui Trust Holdings and its principal domestic subsidiaries have defined benefit plans (employee pension fund plans and tax qualified pension plans) and lump-sum severance indemnity plans.

Mitsui Trust Holdings and its principal domestic subsidiaries account for the liability for retirement benefits based on the projected benefit obligations and plan assets at the balance sheet date.

The unrecognized transitional obligation, determined as of April 1, 2000, by adoption of a new accounting standard, is being amortized over five years, and the annual amortization is presented in other expenses in the consolidated statements of income.

The existing accounting standard for employees' retirement benefits prohibited recognition of any excess portion of plan assets exceeding the projected benefit obligation that had arisen due to an excess of the actual return of plan assets over the expected return or a reduction of benefits level. This standard was amended in March 2005 to allow recognition of such excess portion of plan assets from the fiscal year ended March 31, 2005. In accordance with the amended standard, the consolidated banking subsidiaries recognized excess plan assets due to actual return of plan assets exceeding the expected return. Such excess was recognized as actuarial gain and is being recognized over nine to ten years from the fiscal year ended March 31, 2005.

The effect of this change was to increase income before income taxes and minority interests for the fiscal year ended March 31, 2005 by ¥1,414 million ($13,181 thousand).

n. Reserve for Expenses Related to Expo 2005 Japan

Reserve for expenses related to Expo 2005 Japan is provided for the exhibition expenses related to "The 2005 World Exposition, Aichi, Japan" that is being held in Aichi Prefecture in 2005. This reserve includes the allowance that is stipulated in Article 57-2 of the Specific Taxation Measures Law.

o. Appropriations of Retained Earnings

Appropriations of retained earnings are reflected in the consolidated financial statements for the following year upon shareholders' approval.

p. Income Taxes

The provision for income taxes is computed based on the pretax income included in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred taxes are measured by applying currently enacted tax laws to the temporary differences.

q. Leases

All leases are accounted for as operating leases. In accordance with Japanese accounting standards for leases, finance leases that do not transfer ownership of the leased property to the lessee are permitted to be accounted for as operating leases if certain "as if capitalized" information is disclosed in the notes to the lessee's consolidated financial statements.

r. Cash Dividends

Interim dividends may be paid after the end of the semiannual period, by resolution of the Board of Directors, while fiscal year-end dividends are authorized after the close of each period to which they relate and are reflected in the consolidated statements of shareholders' equity when duly declared and paid.

s. Per Share Information

Basic net income per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period.

Diluted net income per share reflects the potential dilution that could occur if securities were exercised or converted into common stock. Diluted net income per share of common stock assumes full conversion of the outstanding convertible bonds and preferred stocks at the beginning of the year (or at the time of issuance) with an applicable adjustment for related expense and dividends.

Cash dividends per share presented in the accompanying consolidated statements of income are dividends applicable to the respective years, including dividends to be paid after the end of the year.

t. New Accounting Pronouncements

In August 2002, the Business Accounting Council issued a Statement of Opinion, "Accounting for Impairment of Fixed Assets," and in October 2003 the Accounting Standards Board of Japan ("ASB") issued ASB Guidance No. 6, "Guidance for Accounting Standard for Impairment of Fixed Assets." These new pronouncements are effective for fiscal years beginning on or after April 1, 2005 with early adoption permitted for fiscal years ending on or after March 31, 2004.

The new accounting standard requires an entity to review its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. An impairment loss would be recognized if the carrying amount of an asset or asset group exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of the asset or asset group. The impairment loss would be measured as the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the discounted cash flows from the continued use and eventual disposition of the asset or the net selling price at disposition.

Mitsui Trust Financial Group expects to adopt these pronouncements as of April 1, 2005 and is currently in the process of assessing the effect of adoption of these pronouncements.

3. Accounting Change

Effective April 1, 2004, the consolidated banking subsidiaries of Mitsui Trust Holdings changed the method of accounting for trust fees and the corresponding trust costs for individual pension and security trust agreements, which had been recorded upon receipt of trust fees from trust accounts, to record such fees and costs on an accrual basis. The effects of this change were to increase income before income taxes and minority interests by ¥480 million ($4,474 thousand) for the fiscal year ended March 31, 2005.

4. Securities

Securities as of March 31, 2005 and 2004, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Japanese government bonds	**¥1,795,455**	¥1,903,717	**$16,725,247**
Japanese municipal bonds	**2,468**	1,850	**22,998**
Japanese corporate bonds	**243,882**	275,589	**2,271,846**
Japanese stocks	**757,287**	682,576	**7,054,375**
Other securities	**1,207,199**	722,210	**11,245,454**
Total	**¥4,006,293**	¥3,585,945	**$37,319,923**

The carrying amounts and aggregate fair values of securities (including securities in trading assets and monetary claims bought) as of March 31, 2005 and 2004, were as follows:

	Millions of yen			
March 31, 2005	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Trading				**¥ 7,106**
Available-for-sale:				
Japanese equity securities	**¥ 469,553**	**¥159,454**	**¥21,091**	**607,917**
Japanese debt securities	**2,073,720**	**2,588**	**45,827**	**2,030,481**
Other	**1,084,566**	**6,098**	**14,915**	**1,075,748**
Held-to-maturity	**94,947**	**616**	**410**	**95,153**

	Millions of yen			
March 31, 2004	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Trading				¥ 4,612
Available-for-sale:				
Japanese equity securities	¥ 535,419	¥129,250	¥29,194	635,475
Japanese debt securities	2,118,038	1,378	79,722	2,039,693
Other	629,028	3,097	2,843	629,282
Held-to-maturity	61,819	19	715	61,123

March 31, 2005	Cost	Unrealized gains	Unrealized losses	Fair value
	Thousands of U.S. dollars			
Securities classified as:				
Trading				$ 66,196
Available-for-sale:				
Japanese equity securities	$ 4,374,045	$1,485,370	$196,472	5,662,944
Japanese debt securities	19,317,379	24,108	426,893	18,914,594
Other	10,103,083	56,810	138,943	10,020,949
Held-to-maturity	884,466	5,739	3,822	886,383

Note: Values in the balance sheets reflect fair market values calculated by using the average market prices during the final month of the fiscal period for Japanese stocks and securities investment trusts, and by using the market prices at the end of the fiscal period for securities other than Japanese stocks and securities investment trusts.

Available-for-sale securities whose fair value is not readily determinable as of March 31, 2005 and 2004, were mainly as follows:

	Carrying amount		
	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Available-for-sale:			
Unlisted Japanese stocks	¥131,630	¥151,005	$1,226,179
Unlisted foreign securities	57,412	62,895	534,811
Subscription certificates	75,871	28,145	706,770
Total	¥264,914	¥242,046	$2,467,761

Proceeds from sales of available-for-sale securities for the fiscal years ended March 31, 2005 and 2004, were ¥2,713,193 million ($25,274,280 thousand) and ¥7,540,428 million. Gross realized gains and losses on these sales, computed on the moving-average basis, were ¥36,606 million ($340,997 thousand) and ¥14,630 million ($136,290 thousand), respectively, for the fiscal year ended March 31, 2005, and ¥100,408 million and ¥51,597 million, respectively, for the fiscal year ended March 31, 2004.

The carrying values of securities classified as available-for-sale and held-to-maturity by contractual maturities as of March 31, 2005 and 2004, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Due in one year or less	¥ 502,107	¥ 297,292	$ 4,677,292
Due after one year through five years	436,131	170,975	4,062,705
Due after five years through ten years	1,465,993	1,619,945	13,656,199
Due after ten years	759,906	508,901	7,078,777
Total	¥3,164,138	¥2,597,114	$29,474,974

Corporate stocks in unconsolidated subsidiaries and associated companies totaled ¥17,941 million ($167,130 thousand) and ¥17,219 million as of March 31, 2005 and 2004, respectively.

5. Money Held in Trust

The carrying amounts and aggregate fair values of money held in trust as of March 31, 2005 and 2004, were as follows:

March 31, 2005	Cost	Unrealized gains	Fair value
	Millions of yen		
Money held in trust classified as:			
Trading			¥6,273
Available-for-sale	¥3,801	¥1,710	5,511

March 31, 2004	Cost	Unrealized gains	Fair value
	Millions of yen		
Money held in trust classified as:			
Trading			¥11,961
Available-for-sale	¥3,211	¥1,779	4,990

March 31, 2005	Cost	Unrealized gains	Fair value
	Thousands of U.S. dollars		
Money held in trust classified as:			
Trading			$58,441
Available-for-sale	$35,414	$15,930	51,345

6. Loans and Bills Discounted

Loans and bills discounted as of March 31, 2005 and 2004, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Bills discounted	¥ 11,637	¥ 20,564	$ 108,406
Loans on notes	565,113	963,587	5,264,210
Loans on deeds	6,011,920	5,509,875	56,002,981
Overdrafts	555,908	695,925	5,178,463
Total	¥7,144,578	¥7,189,953	$66,554,061

Loans to Borrowers in Bankruptcy and Non-Accrual Loans

Loans to borrowers in bankruptcy are included in loans and bills discounted, and totaled ¥13,364 million ($124,498 thousand) and ¥35,163 million as of March 31, 2005 and 2004 respectively.

Loans are generally placed on non-accrual status when substantial doubt is judged to exist as to ultimate collectibility of either principal or interest if they are past due for a certain period or for other reasons.

Loans to borrowers in bankruptcy represent non-accruing loans, after the partial write-off of claims deemed uncollectible, to debtors who are legally bankrupt as defined in article 96, paragraph 1, subparagraphs 3 and 4 of Enforcement Ordinance for the Corporation Tax Law.

Non-accrual loans are included in loans and bills discounted, and totaled ¥135,145 million ($1,258,927 thousand) and ¥209,059 million as of March 31, 2005 and 2004, respectively.

Non-accrual loans are non-accruing loans other than loans to borrowers in bankruptcy and loans for which interest payment is deferred in order to assist the debtor's financial recovery from financial difficulties.

Loans Past Due Three Months or More

Loans past due three months or more are included in loans and bills discounted, and totaled ¥306 million ($2,856 thousand) and ¥723 million as of March 31, 2005 and 2004, respectively. Loans classified as loans to borrowers in bankruptcy or non-accrual loans are excluded.

Restructured Loans

Restructured loans are included in loans and bills discounted, and totaled ¥72,737 million ($677,577 thousand) and ¥165,863 million as of March 31, 2005 and 2004, respectively. Such restructured loans are loans on which major consolidated subsidiaries granted concessions (for example, reduction of the face amount or maturity amount of the debt or accrued interest) to debtors in financial difficulties to assist them in their financial recovery and eventually enable them to pay their creditors. Loans classified as loans to borrowers in bankruptcy or non-accrual loans or loans past due three months or more are excluded.

Loans to borrowers in bankruptcy and non-accrual loans, loans past due three months or more and restructured loans totaled ¥221,555 million ($2,063,859 thousand) and ¥410,809 million as of March 31, 2005 and 2004, respectively. These claims are those before deduction of the allowance for possible loan losses.

Bills discounted are accounted for as secured lending transactions in conformity with the Industry Audit Committee Report No. 24 "Treatment of Accounting and Auditing Concerning Accounting for Financial Products in the Banking Industry" issued by the JICPA on February 13, 2002. Bills discounted by Chuo Mitsui are permitted to be sold or pledged.

7. *Foreign Exchanges*

Foreign exchanges as of March 31, 2005 and 2004, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Assets:			
Due from foreign banks	**¥1,881**	¥6,713	**$17,525**
Total	**¥1,881**	¥6,713	**$17,525**
Liabilities:			
Due to foreign banks	**¥ 32**	¥ 27	**$ 299**
Other	**4**	1	**40**
Total	**¥ 36**	¥ 28	**$ 340**

8. *Other Assets*

Other assets as of March 31, 2005 and 2004, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Prepaid expenses	**¥ 2,824**	¥ 1,239	**$ 26,312**
Accrued income	**40,408**	36,186	**376,415**
Prepaid pension expenses	**94,356**	97,680	**878,962**
Receivables for securities transactions	**631**	136,681	**5,878**
Financial derivatives	**29,292**	33,538	**272,873**
Financial stabilization fund contribution	**82,061**	82,061	**764,424**
Other	**123,590**	125,227	**1,151,287**
Total	**¥373,165**	¥512,614	**$3,476,156**

9. *Premises and Equipment*

Premises and equipment as of March 31, 2005 and 2004, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Land	**¥ 84,539**	¥ 88,630	**$ 787,508**
Buildings	**46,267**	49,933	**431,000**
Equipment	**11,226**	12,213	**104,582**
Other	**78,789**	83,754	**733,951**
Total	**¥220,823**	¥234,532	**$2,057,042**

Accumulated depreciation amounted to ¥220,001 million ($2,049,384 thousand) and ¥208,231 million as of March 31, 2005 and 2004, respectively.

10. Collateral

The carrying amounts of assets pledged as collateral and the related collateralized debt as of March 31, 2005 and 2004, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Securities	**¥ 909,402**	¥ 922,966	**$ 8,471,374**
Loans	**204,602**	264,038	**1,905,941**
Other assets	**411**	660	**3,837**
Total	**¥1,114,416**	¥1,187,665	**$10,381,154**
Deposits	**¥ 18,456**	¥ 2,252	**$ 171,929**
Call money	**204,500**	150,000	**1,904,983**
Bills sold		97,900	
Payables under repurchase agreements	**49,999**		**465,763**
Payables under securities lending transactions	**875,826**	418,182	**8,158,608**
Borrowed money	**12,356**	14,291	**115,100**
Total	**¥1,161,139**	¥ 682,625	**$10,816,386**

The following assets are deposited with respect to foreign exchange settlements and derivatives as of March 31, 2005 and 2004.

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Securities	**¥493,404**	¥637,443	**$4,596,218**
Due from banks		63	
Other assets	**16**	18	**153**
Total	**¥493,420**	¥637,525	**$4,596,372**

The following assets were pledged or deposited as of March 31, 2005 and 2004.

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Securities deposits (included in premises and equipment)	**¥13,603**	¥15,482	**$126,718**
Deposits for futures transactions (included in other assets)	**276**	226	**2,575**
Total	**¥13,879**	¥15,708	**$129,293**

11. Customers' Liabilities for Acceptances and Guarantees

All contingent liabilities arising from acceptances and guarantees are reflected in acceptances and guarantees. As a contra account, customers' liabilities for acceptances and guarantees are shown as assets in the consolidated balance sheets representing Mitsui Trust Holdings' right of indemnity from the applicant.

12. Deposits

Deposits as of March 31, 2005 and 2004, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Current deposits	**¥ 182,092**	¥ 150,131	**$ 1,696,248**
Ordinary deposits	**1,424,499**	1,619,821	**13,269,672**
Deposits at notice	**24,267**	37,332	**226,058**
Time deposits	**7,013,610**	7,037,581	**65,334,050**
Negotiable certificates of deposit	**208,010**	215,530	**1,937,680**
Other	**85,108**	55,675	**792,815**
Total	**¥8,937,588**	¥9,116,071	**$83,256,526**

13. Borrowed Money

Borrowed money as of March 31, 2005 and 2004, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Borrowed money	**¥ 24,072**	¥ 51,996	**$ 224,247**
Subordinated borrowings	**122,000**	277,000	**1,136,469**
Perpetual subordinated borrowings	**28,000**	13,000	**260,829**
Total	**¥174,072**	¥341,996	**$1,621,546**

The weighted-average rates calculated from the interest rates and the balances as of March 31, 2005 and 2004, were 3.51% and 2.97%, respectively.

Annual maturities of borrowed money as of March 31, 2005, for the next 5 years were as follows:

Fiscal year ending March 31	Millions of yen	Thousands of U.S. dollars
2006	¥24,661	$229,730
2007	11,897	110,825
2008	2,197	20,470
2009	35,782	333,329
2010	914	8,514
Total	¥75,453	$702,870

14. Subordinated Bonds and Subordinated Convertible Bonds

Subordinated bonds and subordinated convertible bonds as of March 31, 2005 and 2004, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Issuer: Mitsui Trust Holdings,			
Unsecured perpetual subordinated bonds, 3.02% in 2004		¥100,000	
Issuer: Chuo Mitsui,			
Unsecured perpetual subordinated bonds, 3.07% (2.17% in 2004)	**¥ 16,100**	16,100	**$ 149,976**
2.03% unsecured subordinated bonds due 2015	**40,000**		**372,612**
1.27% unsecured subordinated callable bonds due 2015	**30,000**		**279,459**
5.506% USD unsecured perpetual subordinated bonds	**91,247**		**850,000**
Issuer: MTI Capital (Cayman) Ltd.,			
0.5% Japanese yen subordinated convertible bonds due 2007	**381**	466	**3,549**
Issuer: MTI Finance (Cayman) Ltd.,			
Subordinated bonds, 1.24% to 4.44% (1.24% to 5.00% in 2004), due 2006 to 2011	**22,327**	22,275	**207,991**
Total	**¥200,056**	¥138,841	**$1,863,589**

Annual maturities of bonds as of March 31, 2005, for the next 5 years were as follows:

Fiscal year ending March 31	Millions of yen	Thousands of U.S. dollars
2006	¥ 2,000	$ 18,630
2007	14,500	135,072
2008	3,708	34,549
2009		
2010		
Total	¥20,208	$188,251

The aforementioned convertible bonds are convertible into common stock of Mitsui Trust Holdings at the conversion prices set forth below, subject to adjustment under certain circumstances.

The conversion price per share was as follows:

March 31, 2005	Conversion price per share
0.5% Japanese yen subordinated convertible bonds due 2007	**¥1,100**

As of March 31, 2005, the above convertible bonds were convertible into 346,363 shares of Mitsui Trust Holdings' common stock.

15. Other Liabilities

Other liabilities as of March 31, 2005 and 2004, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Accrued expenses	**¥ 33,214**	¥ 37,474	**$ 309,405**
Unearned income	**3,479**	5,339	**32,413**
Financial derivatives	**35,360**	23,780	**329,391**
Other	**46,703**	49,949	**435,054**
Total	**¥118,757**	¥116,543	**$1,106,265**

16. Retirement and Pension Plans

Employees who terminate their services with Mitsui Trust Holdings or certain domestic consolidated subsidiaries are, under most circumstances, entitled to retirement and pension benefits determined by reference to basic rates of pay at the time of termination, length of service and conditions under which the termination occurs. If the termination is involuntary, caused by retirement at the mandatory retirement age or caused by death, the employee is entitled to greater payment than in the case of voluntary termination.

Mitsui Trust Holdings and its principal domestic subsidiaries have defined benefit plans (employee pension fund plans and tax qualified pension plans) and lump-sum severance indemnity plans. Certain domestic consolidated subsidiaries have lump-sum severance indemnity plans and integrated contributory pension plans.

The consolidated banking subsidiaries contributed certain available-for-sale securities with a fair value to the employee retirement benefit trust for their pension plans. The securities held in this trust are qualified as plan assets.

The funded status for employees' retirement benefits as of March 31, 2005 and 2004, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Projected benefit obligation	**¥(179,639)**	¥(180,410)	**$(1,673,398)**
Fair value of plan assets	**230,012**	233,507	**2,142,644**
Unrecognized plan assets		(12,869)	
Unrecognized prior service cost	**(1,902)**	(3,070)	**(17,724)**
Unrecognized actuarial loss	**44,318**	51,930	**412,836**
Unrecognized transitional obligation		7,173	
Net amount accrued on the balance sheets	**92,788**	96,261	**864,357**
Prepaid pension expenses (included in other assets)	**94,356**	97,680	**878,962**
Reserve for retirement benefits	**¥ (1,567)**	¥ (1,418)	**$ (14,605)**

The components of net periodic benefit costs for the fiscal years ended March 31, 2005 and 2004, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Service cost	**¥ 3,422**	¥ 5,163	**$ 31,879**
Interest cost	**3,415**	6,186	**31,814**
Expected return on plan assets	**(12,638)**	(6,717)	**(117,727)**
Amortization of prior service cost	**(1,167)**	(2,587)	**(10,876)**
Recognized acturial loss	**5,805**	12,114	**54,078**
Amortization of transitional obligation for retirement benefits	**7,173**	11,418	**66,824**
Other	**3,588**	11,439	**33,426**
Net periodic benefit costs	**¥ 9,599**	¥37,016	**$ 89,417**

Assumptions used for the fiscal years ended March 31, 2005 and 2004, were as follows:

	2005	2004
Discount rate	**1.9%**	1.9%
Expected rate of return on plan assets	**5.4%**	3.1%
Method of attributing the projected benefits to periods of services	**Straight-line basis**	Straight-line basis
Amortization period of prior service cost	**5 years**	5 years
Recognition period of actuarial loss	**9 to 10 years**	9 to 10 years
Amortization period of transitional obligation	**5 years**	5 years

In accordance with the Defined Benefit Pension Plan Law enacted in April 2002, Mitsui Trust Holdings and its consolidated banking subsidiaries applied for an exemption from obligation to pay benefits for future employee services related to the substitutional portion which would result in the transfer of the pension obligations and related assets to the government upon approval. Mitsui Trust Holdings and its consolidated banking subsidiaries obtained approval for exemption from the future obligation by the Ministry of Health, Labour and Welfare on March 31, 2004 and recognized a gain on exemption from the future pension obligation of the governmental program in the amount of ¥17,972 million for the fiscal year ended March 31, 2004. The substitutional portion of the plan assets which will be transferred to the government in the future year is measured to be approximately ¥44,055 million as of March 31, 2004.

17. Commitments and Contingent Liabilities

a. Certain consolidated subsidiaries issue commitments to extend credit and establish credit lines for overdraft by making agreements to meet the financing needs of their customers. The total balance of unused commitment lines as of March 31, 2005 and 2004, was ¥1,804,952 million ($16,813,721 thousand) and ¥1,530,434 million, respectively, of which commitment lines whose maturities are less than one year were ¥1,733,555 million ($16,148,628 thousand) and ¥1,501,776 million, respectively.

Many of these commitment lines expire without being drawn. As such, the total balance of unused commitment lines does not necessarily impact on future cash flows of the subsidiaries. Furthermore, many commitment lines contain provisions that allow the subsidiaries to refuse to advance funds to the customers or reduce the contract amount of the commitment lines under certain conditions.

The subsidiaries may also request customers to provide collateral, if necessary, such as real estate or securities on the execution date of the contract. After the execution date, the subsidiaries periodically monitor the customers' creditworthiness over the term of the contracts in accordance with internal policies, and take measures to manage the credit exposures such as by revising the terms of the contracts, if necessary.

b. Under certain trust agreements, repayments of the principal of the customers' trust assets are guaranteed by Chuo Mitsui. Regarding guaranteed trusts, Chuo Mitsui guaranteed the principal amount of ¥1,477,846 million ($13,766,622 thousand) and ¥1,570,268 million for certain money trusts as of March 31, 2005 and 2004, respectively, and ¥1,620,039 million ($15,091,190 thousand) and ¥1,995,167 million for loan trusts as of March 31, 2005 and 2004, respectively.

18. Shareholders' Equity

Japanese companies are subject to the Japanese Commercial Code (the "Code").

The Code requires that all shares of capital stock are recorded with no par value, and at least 50% of the issue price of new shares is required to be recorded as capital stock and the remaining net proceeds as additional paid-in capital, which is included in capital surplus. The Code permits Japanese companies, upon approval of the Board of Directors, to issue shares to existing shareholders without consideration as a stock split. Such issuance of shares generally does not give rise to changes within the shareholders' accounts.

The Code also provides that an amount at least equal to 10% of the aggregate amount of cash dividends and certain other appropriations of retained earnings associated with cash outlays applicable to each period shall be appropriated as a legal reserve (a component of retained earnings) until such reserve and additional paid-in capital equals 25% of capital stock. The amount of total additional paid-in capital and legal reserve that exceeds 25% of the capital stock may be available for dividends by resolution of the shareholders. In addition,

the Code permits the transfer of a portion of additional paid-in capital and legal reserve to the stated capital by resolution of the Board of Directors.

The Code allows Japanese companies to repurchase treasury stock by a resolution of the shareholders at the general shareholders' meeting and dispose of such treasury stock by resolution of the Board of Directors. The repurchased amount of treasury stock cannot exceed the amount available for future dividends plus the amount of capital stock, additional paid-in capital or legal reserve to be reduced in the case where such reduction was resolved at the general shareholders' meeting.

In addition to the provision that requires an appropriation for a legal reserve in connection with the cash payment, the Code imposes certain limitations on the amount of retained earnings available for dividends. The amount of retained earnings available for dividends under the Code was ¥46,754 million ($435,528 thousand) as of March 31, 2005, based on the amount recorded in the parent company's general books of account.

Dividends are approved by the shareholders at a meeting held subsequent to the fiscal year to which the dividends are applicable. Semiannual interim dividends may also be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Code.

Under the Banking Law of Japan, the consolidated banking subsidiaries are required to appropriate an amount at least equal to 20% of the aggregate amount of cash dividends and certain other appropriations of retained earnings associated with cash outlays applicable to each period as a legal reserve until such reserve and additional paid-in capital equals 100% of capital stock. The amount of total additional paid-in capital and legal reserve that exceeds 100% of the capital stock may be available for dividends by resolution of the shareholders.

19. Common Stock and Preferred Stocks

Common stock and preferred stocks as of March 31, 2005, consisted of the following:

	Number of shares (Thousands)		Per share (Yen)
Class of stock	Authorized	Issued	Fiscal year-end cash dividend
Common stock	4,068,332	824,208	¥ 2.50
Class I preferred stock	20,000	20,000	40.00
Class II preferred stock	93,750	93,750	14.40
Class III preferred stock	156,406	156,406	20.00

Mitsui Trust Holdings issued non-voting, non-cumulative and non-participating preferred stocks. These preferred stocks are convertible into common stock at the specific convertible price. The preferred shareholder shall be entitled, in priority to any payment of dividends on or in respect of any other class of share, to the specific annual dividend.

Preferred shareholders receive liquidation at ¥1,600 per share and do not have the right to participate in any further liquidation distribution.

The preferred stocks are convertible for a fixed period of time at the option of the shareholder. Unless previously converted by the preferred shareholder, all outstanding preferred shares will be mandatorily exchanged for fully paid shares of common stock on a specific day, at the number of common shares calculated by the market price per share on the day following the day of each convertible due.

Issue terms of each preferred stock are as follows:

	Preferred stock		
	Class I	Class II	Class III
Annual dividend	¥40.00	¥14.40	¥20.00
Convertible due	July 31, 2018	July 31, 2009	July 31, 2009
Convertible price	¥395.40	¥450.00	¥450.00

20. Other Interest Income

Other interest income for the fiscal years ended March 31, 2005 and 2004, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Interest on due from banks	**¥ 812**	¥ 793	**$ 7,570**
Interest on interest rate swaps	**924**	92	**8,613**
Interest on monetary claims bought	**1,416**	87	**13,197**
Other	**122**	43	**1,144**
Total	**¥3,277**	¥1,017	**$30,526**

21. Trust Fees

Chuo Mitsui and Mitsui Asset receive fees for controlling and managing trust properties held under trust agreements between them and their clients.

22. Other Operating Income

Other operating income for the fiscal years ended March 31, 2005 and 2004, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Gains on foreign exchange		¥ 40	
Gains on sales and redemption of bonds	¥40,035	46,568	$372,942
Gains on sales of loans	34,414	15,777	320,581
Other	391	250	3,646
Total	¥74,841	¥62,637	$697,170

23. Other Income

Other income for the fiscal years ended March 31, 2005 and 2004, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Gains on sales of stocks and other securities	¥34,431	¥ 69,205	$320,744
Gains on money held in trust	454	935	4,232
Lease-related income	31,328	32,645	291,832
Net reversal of allowance for possible loan losses		6,644	
Refund of enterprise taxes from the Tokyo Metropolitan Government		8,888	
Gains on transfer of the substitutional portion of the governmental pension program		17,972	
Other	16,545	27,301	154,122
Total	¥82,759	¥163,592	$770,932

24. Other Interest Expenses

Other interest expenses for the fiscal years ended March 31, 2005 and 2004, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Interest on subordinated bonds	¥ 4,926	¥ 4,218	$ 45,891
Interest on subordinated convertible bonds	2	6	19
Interest on interest rate swaps		1,248	
Interest on payables under repurchase agreements and payables under securities lending transactions	6,183	2,963	57,603
Other	5,993	7,716	55,828
Total	¥17,105	¥16,153	$159,344

25. Other Operating Expenses

Other operating expenses for the fiscal years ended March 31, 2005 and 2004, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Losses on sales and redemption of bonds	¥49,492	¥12,416	$461,036
Losses on derivatives	4,406	5,351	41,051
Other	2,470	359	23,010
Total	¥56,369	¥18,126	$525,098

26. Other Expenses

Other expenses for the fiscal years ended March 31, 2005 and 2004, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Net provision for possible loan losses	¥ 10,888		$ 101,427
Write-off of loans	20,531	¥ 27,404	191,253
Losses on sales of stocks and other securities	6,592	52,993	61,412
Losses on devaluation of stocks and other securities	9,220	2,570	85,890
Losses on money held in trust	503	253	4,692
Lease-related expenses	29,488	30,236	274,693
Losses on disposal of premises and equipment	1,652	3,416	15,392
Amortization of transitional obligation for retirement benefits	7,173	11,418	66,824
Other	30,504	77,617	284,162
Total	¥116,555	¥205,909	$1,085,748

27. Income Taxes

Mitsui Trust Holdings and its domestic consolidated subsidiaries are subject to Japanese national and local income taxes which, in the aggregate, resulted in a normal effective statutory tax rate of approximately 40.69% and 42.05% for the fiscal years ended March 31, 2005 and 2004, respectively.

The tax effects of significant temporary differences and loss carryforwards, which resulted in deferred tax assets and liabilities as of March 31, 2005 and 2004, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Deferred tax assets:			
Allowance for possible loan losses	**¥ 47,459**	¥ 62,855	**$ 442,102**
Tax loss carryforwards	**237,068**	271,608	**2,208,368**
Securities	**29,871**	31,101	**278,260**
Net unrealized losses on available-for-sale securities		5,618	
Other	**56,747**	45,027	**528,617**
Valuation allowance	**(117,775)**	(119,056)	**(1,097,114)**
Total deferred tax assets	**253,371**	297,154	**2,360,233**
Deferred tax liabilities	**(30,127)**	(20,443)	**(280,650)**
Net deferred tax assets	**¥223,243**	¥ 276,711	**$2,079,582**

A reconciliation between the normal effective statutory tax rate and the actual effective tax rates reflected in the accompanying consolidated statements of income for the fiscal years ended March 31, 2005 and 2004, was as follows:

	2005	2004
Normal effective statutory tax rate	**40.69%**	42.05%
Valuation allowance	**(7.44)**	7.34
Elimination of unrealized gain on intercompany transactions		8.68
Difference in statutory tax rate between Mitsui Trust Holdings and consolidated banking subsidiaries		(2.53)
Other—net	**0.04**	0.50
Actual effective tax rate	**33.28%**	56.05%

28. Transactions Related to Cash Flows

Assets and liabilities of Tokyo Securities Transfer Agent Co., Ltd., which was newly consolidated with Mitsui Trust Holdings through the acquisition of 73.3% of its stocks, were as follows:

	2005	
	Millions of yen	Thousands of U.S. dollars
Securities	¥ 954	$ 8,888
Reserve for retirement benefits	(411)	(3,833)
Other assets and liabilities	2,118	19,736
Minority interests	(709)	(6,611)
Goodwill	9,996	93,118
Purchase price of common stock	11,948	111,299
Cash and cash equivalent of Tokyo Securities Transfer Agent Co., Ltd.	(1,928)	(17,961)
Payment for purchase of stocks, net of cash acquired	¥10,019	$ 93,337

29. Leases

Lessee

Total lease payments under finance lease arrangements that do not transfer ownership of the leased property to the lessee were ¥35 million ($327 thousand) and ¥12 million for the fiscal years ended March 31, 2005 and 2004, respectively.

Pro forma information on leased property such as acquisition cost and accumulated depreciation and obligations under finance leases as of March 31, 2005 and 2004, and the related depreciation expense and interest expense under finance leases for the fiscal years ended March 31, 2005 and 2004, on an "as if capitalized" basis were as follows:

	Millions of yen		
	2005		
	Equipment	Other assets	Total
Acquisition cost	**¥430**	**¥24**	**¥454**
Accumulated depreciation	**314**	**19**	**334**
Net leased property	**¥115**	**¥ 4**	**¥120**

	Millions of yen
	2004
	Equipment
Acquisition cost	¥24
Accumulated depreciation	22
Net leased property	¥ 2

	Thousands of U.S. dollars		
	2005		
	Equipment	Other assets	Total
Acquisition cost	**$4,010**	**$227**	**$4,237**
Accumulated depreciation	**2,930**	**183**	**3,113**
Net leased property	**$1,079**	**$ 43**	**$1,123**

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Obligations under finance leases:			
Due within one year	**¥110**	¥2	**$1,028**
Due after one year	**12**		**113**
Total	**¥122**	¥2	**$1,142**

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Depreciation expense	**¥31**	¥9	**$297**
Interest expense	**2**		**23**
Total	**¥34**	¥9	**$321**

Depreciation expense and interest expense, which are not reflected in the accompanying consolidated statements of income, were computed by the straight-line method and the interest method, respectively.

The minimum rental commitments under noncancellable operating leases as of March 31, 2005 and 2004, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Due within one year	¥ 7	¥ 5	$ 71
Due after one year	17	13	161
Total	¥24	¥19	$232

Lessor

Total leases receipts under finance lease arrangements that do not transfer ownership of the leased property to the lessee were ¥29,184 million ($271,863 thousand) and ¥30,780 million for the fiscal years ended March 31, 2005 and 2004, respectively.

Information on leased property that does not transfer ownership of the leased property to the lessee as of March 31, 2005 and 2004, was as follows:

	Millions of yen		
	2005		
	Equipment	Other assets	Total
Acquisition cost	¥183,829	¥14,795	¥198,625
Accumulated depreciation	122,887	8,743	131,630
Net leased property	¥ 60,942	¥ 6,051	¥ 66,994

	Millions of yen		
	2004		
	Equipment	Other assets	Total
Acquisition cost	¥195,234	¥2,027	¥197,261
Accumulated depreciation	125,134	1,072	126,206
Net leased property	¥ 70,100	¥ 954	¥ 71,055

	Thousands of U.S. dollars		
	2005		
	Equipment	Other assets	Total
Acquisition cost	$1,712,434	$137,827	$1,850,262
Accumulated depreciation	1,144,733	81,451	1,226,184
Net leased property	$ 567,701	$ 56,376	$ 624,077

Receivables under finance leases as of March 31, 2005 and 2004, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Due within one year	¥24,582	¥26,215	$228,994
Due after one year	46,059	49,002	429,056
Total	¥70,641	¥75,217	$658,050

Depreciation expense and interest income under finance leases for the fiscal years ended March 31, 2005 and 2004, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Depreciation expense	¥26,853	¥28,215	$250,144
Interest income	975	1,138	9,083
Total	¥27,828	¥29,354	$259,228

Interest income, which is not reflected in the accompanying consolidated statements of income, was computed by the interest method.

The minimum rental commitments under noncancellable operating leases as of March 31, 2005 and 2004, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Due within one year	¥1,306	¥1,041	$12,173
Due after one year	2,423	1,968	22,575
Total	¥3,730	¥3,010	$34,748

30. Derivatives Information

Derivative Transactions

a. Instruments

The primary derivative transactions undertaken by Mitsui Trust Financial Group are listed below.

Interest rate derivatives: interest futures, interest rate future options, interest rate swaps, caps, floors and swaptions

Bond derivatives: bond futures, bond future options, over-the-counter bond options

Currency derivatives: foreign exchange contracts, currency swaps and currency options

Stock derivatives: equity swaps, stock forward transactions

Other: credit derivatives

b. Purposes and Policies for Derivative Transactions

Mitsui Trust Financial Group employs derivative transactions as a vital tool to meet the increasingly sophisticated and diversified financial needs of clients, to keep the market risk exposure on its own assets and liabilities to a level commensurate with its risk management capacity and to seek to capture gains primarily through price fluctuations. Derivative transactions involve various risks, including market risk, which arise through changing interest rates and price fluctuations. Mitsui Trust Financial Group must be aware of the characteristics and volume of such risk and enforce strict risk management processes to hedge the risks inherent in derivative transactions.

c. Contents of Risks for Derivative Transactions

(1) Market Risk

Market risk is the potential for loss caused by fluctuations in the fair value of financial products or portfolios, owing to changes in market volatility on the market prices of traded products, such as interest rates, foreign exchange rates and marketable securities. Mitsui Trust Financial Group measures risk volume through such means as basis point value ("BPV")* and value at risk ("VaR")**.

VaR of the transactions for trading purposes for the fiscal years ended March 31, 2005 and 2004***, is presented below.

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Maximum	**¥1,776**	¥279	**$16,539**
Minimum	**101**	18	**936**
Average	**433**	95	**4,034**
End of year	**101**	62	**938**

* BPV shows the change in fair value of transactions when interest rates change by one basis point (0.01%).

** VaR is a method to statistically gauge the maximum portfolio loss at a certain probability during a given holding period, thereby facilitating standardized measurement of risk across different products, including interest rates, foreign exchange rates and bonds.

*** Measurement assumes a confidence level of 99% and a holding period of 10 days.

(2) Credit Risk

Credit risk is the possibility of reduction or complete elimination of fair value on transactions, owing to such adverse developments as the worsening financial position of a borrower. In the case of derivative transactions, credit risk is not the loss of the assumed principal but the cost, or reconstruction cost, extended to conclude an agreement with a third party having cash flow equivalent to the amount at the time the original counterparty defaulted.

Mitsui Trust Financial Group's credit equivalent—determined on a consolidated basis according to Bank for International Settlements (BIS) capital adequacy standards—comprises latent credit exposure plus reconstruction costs. The amounts as of March 31, 2005 and 2004, comprise the following components:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Interest rate swaps	**¥109,507**	¥117,009	**$1,020,101**
Currency swaps	**1,798**	3,265	**16,752**
Foreign exchange contracts	**26,268**	18,184	**244,698**
Interest options (Buy)	**922**	3,312	**8,593**
Currency options (Buy)	**270**	333	**2,524**
Stock derivative transactions	**1,062**	1,510	**9,899**
Effect of close-out netting agreements that reduce Mitsui Trust Financial Group's credit risk exposure	**(75,845)**	(90,933)	**(706,522)**
Total	**¥ 63,985**	¥ 52,681	**$ 596,047**

d. Risk Management System for Derivative Transactions

Mitsui Trust Financial Group is fully aware of the social responsibility and public mission that is incumbent upon financial institutions. Members of Mitsui Trust Financial Group therefore assume risk only within strategic objectives and risk-hedging capabilities, based on suitable risk management, and adhere to a basic risk management policy to secure appropriate returns on investment.

As the holding company for Mitsui Trust Financial Group, Mitsui Trust Holdings monitors risk management for the entire Mitsui Trust Financial Group, oversees the system for securing appropriate profits and for managing risk at the consolidated banking subsidiaries, and provides guidance for enhancing the system when and where necessary.

The consolidated banking subsidiaries have established their own Rules for Risk Management geared to respective operating scale and business characteristics, in accordance with the risk management direction of Mitsui Trust Financial Group that Mitsui Trust Holdings has set forth in its Rules for Risk Management, and utilize these rules to undertake appropriate risk management.

With regard to market risk, specially, Chuo Mitsui maintains a basic policy through its Rules for Market Risk Management and follows Regulations for Market Risk Management to reinforce and control accurate hedging techniques and risk. A cross-check structure has been established whereby the divisions that execute transactions are clearly separate from the divisions that process the transactions, and overall management of market risk is consolidated under the Corporate Risk Management Department, which is independent of both

the front and back offices and pinpoints the status of activities undertaken by both office categories.

This department identifies and analyzes groupwide risk, tracks compliance of risk limits and reports to the director in charge on a daily basis and to the Executive Committee on a monthly basis.

With regard to hedge transactions, Chuo Mitsui has prepared Rules for Hedge Transactions to maintain suitable control of hedge transactions.

For credit risk, Chuo Mitsui follows its Rules for Credit Risk Management, which provide direction for regulating credit risk on loans, fund transactions, derivative transactions and other credit-related risks, and works to forge a stronger credit risk management structure.

Credit lines for derivative and other transactions are established through strict procedures, in accordance with trading standards provided separately. The compliance status of such credit lines and other conditions are appropriately monitored.

Fair Value of Transactions

The following transactions are stated at fair value and unrealized gains (losses) are reflected in the consolidated statements of income. Transactions which qualify for hedge accounting were excluded from the following table.

Interest rate transactions

	Millions of yen			
	2005			
	Contract or notional amount			
	Total	Over one year	Fair value	Unrealized gains (losses)
Listed:				
Interest rate futures contracts:				
Selling	**¥ 98,842**		**¥ 162**	**¥ 162**
Buying	**70,724**		**(423)**	**(423)**
Over-the-counter:				
Interest rate swaps:				
Fixed rate receipt, floating rate payment	**3,372,963**	**¥2,689,806**	**54,456**	**54,456**
Floating rate receipt, fixed rate payment	**3,278,010**	**2,567,044**	**(39,959)**	**(39,959)**
Floating rate receipt, floating rate payment	**32,200**	**32,200**	**3,746**	**3,746**
Caps:				
Selling	**28,517**	**25,517**	**(61)**	**292**
Buying	**18,110**	**15,110**	**45**	**(24)**
Others:				
Selling	**107,550**	**49,050**	**(1,401)**	**65**
Buying	**24,000**	**10,000**	**320**	**(27)**
Total			**¥ 16,886**	**¥ 18,288**

	Millions of yen			
	2004			
	Contract or notional amount			
	Total	Over one year	Fair value	Unrealized gains (losses)
Listed:				
Interest rate futures contracts:				
Selling	¥ 47,919		¥ (24)	¥ (24)
Buying	61,224		(43)	(43)
Over-the-counter:				
Interest rate swaps:				
Fixed rate receipt, floating rate payment	3,093,386	¥2,290,954	79,177	79,177
Floating rate receipt, fixed rate payment	2,925,631	2,206,157	(66,109)	(66,109)
Floating rate receipt, floating rate payment	32,200	32,200	3,910	3,910
Caps:				
Selling	13,600	13,600	(33)	10
Buying	5,600	5,600	1	(13)
Others:				
Selling	93,500	74,500	(1,428)	(156)
Buying	44,000	24,000	420	46
Total			¥ 15,869	¥ 16,796

	Thousands of U.S. dollars			
	2005			
	Contract or notional amount			
	Total	Over one year	Fair value	Unrealized gains (losses)
Listed:				
Interest rate futures contracts:				
Selling	**$ 920,749**		**$ 1,517**	**$ 1,517**
Buying	**658,823**		**(3,946)**	**(3,946)**
Over-the-counter:				
Interest rate swaps:				
Fixed rate receipt, floating rate payment	**31,420,245**	**$25,056,417**	**507,282**	**507,282**
Floating rate receipt, fixed rate payment	**30,535,724**	**23,912,854**	**(372,235)**	**(372,235)**
Floating rate receipt, floating rate payment	**299,953**	**299,953**	**34,904**	**34,904**
Caps:				
Selling	**265,648**	**237,702**	**(571)**	**2,725**
Buying	**168,700**	**140,754**	**427**	**(231)**
Others:				
Selling	**1,001,863**	**456,916**	**(13,057)**	**607**
Buying	**223,567**	**93,153**	**2,984**	**(257)**
Total			**$ 157,305**	**$ 170,367**

Note: The fair value of listed transactions is calculated according to closing market prices on the Tokyo International Financial Futures Exchange and other exchanges. The fair value of over-the-counter transactions is calculated according to discounted present value, the option pricing model and other valuation techniques.

Currency transactions

	Millions of yen		
	2005		
	Contract or notional amount	Fair value	Unrealized gains (losses)
Over-the-counter:			
Currency rate swaps	**¥128,820**	**¥ (428)**	**¥ (428)**
Foreign exchange contracts:			
Selling	**785,616**	**(18,437)**	**(18,437)**
Buying	**863,282**	**18,131**	**18,131**
Currency options:			
Selling	**9,554**	**(164)**	**(40)**
Buying	**10,627**	**164**	**19**
Total		**¥ (734)**	**¥ (754)**

	Millions of yen		
	2004		
	Contract or notional amount	Fair value	Unrealized gains (losses)
Over-the-counter:			
Currency rate swaps	¥221,865	¥ (407)	¥ (407)
Foreign exchange contracts:			
Selling	514,904	15,476	15,476
Buying	573,766	(13,053)	(13,053)
Currency options:			
Selling	12,572	(151)	(18)
Buying	26,069	224	41
Total		¥ 2,087	¥ 2,038

	Thousands of U.S. dollars		
	2005		
	Contract or notional amount	Fair value	Unrealized gains (losses)
Over-the-counter:			
Currency rate swaps	**$1,200,000**	**$ (3,992)**	**$ (3,992)**
Foreign exchange contracts:			
Selling	**7,318,270**	**(171,749)**	**(171,749)**
Buying	**8,041,752**	**168,898**	**168,898**
Currency options:			
Selling	**89,000**	**(1,534)**	**(373)**
Buying	**99,000**	**1,534**	**184**
Total		**$ (6,843)**	**$ (7,032)**

Note: The fair value of over-the-counter currency transactions is calculated according to discounted present value, the option pricing model and other valuation techniques.

Stock transactions

	Millions of yen		
	2004		
	Contract or notional amount	Fair value	Unrealized gains (losses)
Listed:			
Stock index futures:			
Selling	¥1,735	¥ (33)	¥ (33)
Over-the-counter:			
Stock index swaps:			
Receipts equity index return/Payments short-term floating rate interest	5,032	(73)	(73)
Total		¥(106)	¥(106)

Note: The fair value of listed transactions is calculated according to closing market prices on the Tokyo International Financial Futures Exchange and other exchanges. The fair value of over-the-counter transactions is calculated according to discounted present value and other valuation techniques.

Bond transactions

	Millions of yen		
	2005		
	Contract amount	Fair value	Unrealized gains (losses)
Listed:			
Bond futures:			
Selling	**¥4,108**		
Buying	**574**	**¥ (2)**	**¥ (2)**

	Millions of yen		
	2004		
	Contract amount	Fair value	Unrealized gains (losses)
Listed:			
Bond futures:			
Selling	¥11,578	¥ (7)	¥ (7)
Buying	12,904	(38)	(38)
Total		¥(46)	¥(46)

	Thousands of U.S. dollars		
	2005		
	Contract amount	Fair value	Unrealized gains (losses)
Listed:			
Bond futures:			
Selling	**$38,268**	**$ (3)**	**$ (3)**
Buying	**5,353**	**(18)**	**(18)**
Total		**$(21)**	**$(21)**

Note: The fair value of listed transactions is calculated according to closing market prices on the stock exchanges, such as the Tokyo Stock Exchange.

Credit derivative transactions

	Millions of yen 2005			
	Contract or notional amount			
	Total	Over one year	Fair value	Unrealized gains (losses)
Over-the-counter:				
Credit default swaps:				
Selling	**¥77,000**	**¥72,000**	**¥590**	**¥590**

	Millions of yen 2004			
	Contract or notional amount			
	Total	Over one year	Fair value	Unrealized gains (losses)
Over-the-counter:				
Credit default swaps:				
Selling	¥65,000	¥65,000	¥(57)	¥(57)

	Thousands of U.S. dollars 2005			
	Contract or notional amount			
	Total	Over one year	Fair value	Unrealized gains (losses)
Over-the-counter:				
Credit default swaps:				
Selling	**$717,279**	**$670,703**	**$5,497**	**$5,497**

Notes: 1. Fair value is calculated according to discounted present value.
2. "Selling" refers to acceptance transactions on credit risk.

31. Segment Information

Information about business segments, geographic segments and ordinary income from international operations for the fiscal years ended March 31, 2005 and 2004, is as follows:

(1) Business Segment Information

	Millions of yen 2005			
	Trust and banking business	Other finance-related operations	Eliminations/ corporate	Consolidated
Ordinary income:				
External customers	**¥ 459,789**	**¥ 51,122**		**¥ 510,911**
Intersegment	**8,403**	**54,130**	**¥ (62,534)**	
Total ordinary income	**468,193**	**105,252**	**(62,534)**	**510,911**
Ordinary expenses	**310,007**	**62,629**	**(19,133)**	**353,503**
Ordinary profit	**¥ 158,185**	**¥ 42,623**	**¥ (43,400)**	**¥ 157,408**
Assets, depreciation and capital expenditures:				
Total assets	**¥13,490,729**	**¥856,551**	**¥(915,838)**	**¥13,431,441**
Depreciation	**18,363**	**28,852**		**47,216**
Capital expenditures	**10,838**	**26,839**		**37,677**

	Millions of yen 2004			
	Trust and banking business	Other finance-related operations	Eliminations/ corporate	Consolidated
Ordinary income:				
External customers	¥ 463,460	¥ 52,725		¥ 516,186
Intersegment	8,337	19,738	¥ (28,075)	
Total ordinary income	471,798	72,464	(28,075)	516,186
Ordinary expenses	369,705	60,813	(19,693)	410,825
Ordinary profit	¥ 102,092	¥ 11,650	¥ (8,382)	¥ 105,361
Assets, depreciation and capital expenditures:				
Total assets	¥12,803,893	¥1,066,777	¥(1,116,913)	¥12,753,758
Depreciation	19,847	30,174		50,021
Capital expenditures	11,001	27,600		38,602

	Thousands of U.S. dollars 2005			
	Trust and banking business	Other finance-related operations	Eliminations/ corporate	Consolidated
Ordinary income:				
External customers	**$ 4,283,091**	**$ 476,218**		**$ 4,759,310**
Intersegment	**78,279**	**504,245**	**$ (582,525)**	
Total ordinary income	**4,361,371**	**980,463**	**(582,525)**	**4,759,310**
Ordinary expenses	**2,887,823**	**583,409**	**(178,232)**	**3,293,000**
Ordinary profit	**$ 1,473,548**	**$ 397,054**	**(404,292)**	**$ 1,466,309**
Assets, depreciation and capital expenditures:				
Total assets	**$125,670,508**	**$ 7,979,051**	**$(8,531,331)**	**$125,118,228**
Depreciation	**171,064**	**268,769**		**439,834**
Capital expenditures	**100,965**	**250,015**		**350,981**

Notes: 1. Ordinary income represents total income excluding mainly net reversal of allowance for possible loan losses and gain on transfer of the substitutional portion of the governmental pension program in other income. Ordinary expenses represents total expenses excluding mainly losses on disposal of premises and equipment and amortization of transitional obligation for retirement benefits in other expenses.
2. "Other finance-related operations" mainly consists of credit guarantee services, leasing and credit card services.
3. Accounting change
1) Effective April 1, 2004, the consolidated banking subsidiaries of Mitsui Trust Holdings changed the method of accounting for trust fees and the corresponding trust costs for individual pension and security trust agreements, which had been recorded upon receipt of trust fees from trust accounts, to record such fees and costs on an accrual basis. The effects of this change were to increase ordinary income by ¥2,069 million ($19,274 thousand) and increase ordinary expenses by ¥1,588 million ($14,799 thousand) and increase ordinary profit by ¥480 million ($4,474 thousand) for "Trust and banking business," for the fiscal year ended March 31, 2005.
2) The existing accounting standard for employees' retirement benefits prohibited recognition of any excess portion of plan assets exceeding the projected benefit obligation that had arisen due to an excess of the actual return of plan assets over the expected return or a reduction of benefits level. This standard was amended in March 2005 to allow recognition of such excess portion of plan assets from the fiscal year ended March 31, 2005. In accordance with the amended standard, the consolidated banking subsidiaries recognized excess plan assets due to actual return of plan assets exceeding the expected return. Such excess was recognized as actuarial gain and is being

recognized over nine to ten years from the fiscal year ended March 31, 2005.

The effect of this change was to decrease ordinary expenses by ¥1,414 million ($13,181 thousand) and increase ordinary profit by the same amount for "Trust and banking business," for the fiscal year ended March 31, 2005.

(2) Geographic Segment Information

Since domestic (Japan) total ordinary income and total assets by geographic segment for the fiscal years ended March 31, 2005 and 2004, represented more than 90% of the consolidated total ordinary income and total assets of each respective year, geographic segment information was not required to be disclosed.

(3) Ordinary Income from International Operations

	Millions of yen, except percentage data		Thousands of U.S. dollars, except percentage data
	2005	2004	**2005**
Ordinary income from international operations (A)	**¥ 46,671**	¥ 49,357	**$ 434,764**
Consolidated ordinary income (B)	**510,911**	516,186	**4,759,310**
(A)/(B) (%)	**9.1%**	9.5%	**9.1%**

Note: Ordinary income from international operations represents ordinary income arising from international operations both in and outside Japan.

32. *Per Share Information*

Reconciliation of the differences between basic and diluted net income per share ("EPS") for the fiscal years ended March 31, 2005 and 2004, was as follows:

	Millions of yen	Thousands of shares	Yen	U.S. dollars
Fiscal year ended March 31, 2005	Net income	Weighted-average shares	EPS	EPS
Basic EPS				
Net income available to common shareholders	**¥88,758**	**822,917**	**¥107.85**	**$1.00**
Effect of dilutive securities				
Convertible bonds	**1**	**385**		
Preferred stocks	**5,278**	**970,375**		
Diluted EPS				
Net income for computation	**¥94,037**	**1,793,677**	**¥52.42**	**$0.48**

Fiscal year ended March 31, 2004			
Basic EPS			
Net income available to common shareholders	¥45,508	819,258	¥55.54
Effect of dilutive securities			
Convertible bonds	4	2,236	
Preferred stocks	5,278	970,925	
Diluted EPS			
Net income for computation	¥50,790	1,792,419	¥28.33

33. *Subsequent Event*

The following plan of Mitsui Trust Holdings for the appropriation of unappropriated profit was approved at the general meeting of shareholders held on June 29, 2005:

	Millions of yen	Thousands of U.S. dollars
Fiscal year-end dividends:		
Common stock, ¥2.50 ($0.02) per share	¥2,057	$19,162
Class I preferred stock, ¥40.00 ($0.37) per share	800	7,452
Class II preferred stock, ¥14.40 ($0.13) per share	1,350	12,575
Class III preferred stock, ¥20.00 ($0.18) per share	3,128	29,139
Total	¥7,335	$68,329

Deloitte.

Deloitte Touche Tohmatsu
MS Shibaura Building
4-13-23 Shibaura
Minato-ku, Tokyo 108-8530
Japan

Tel: +81(3)3457 7321
Fax: +81(3)3457 1694
www.deloitte.com/jp

Independent Auditors' Report

To the Board of Directors of
Mitsui Trust Holdings, Inc.:

We have audited the accompanying consolidated balance sheets (banking account) of Mitsui Trust Holdings, Inc. (the "Company") and consolidated subsidiaries as of March 31, 2005 and 2004, and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and consolidated subsidiaries as of March 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Japan.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

June 29, 2005

Member of
Deloitte Touche Tohmatsu

Non-Consolidated Balance Sheets (Supplemental Information—Unaudited)

Mitsui Trust Holdings, Inc.
As of March 31, 2005 and 2004

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
ASSETS			
Current assets:			
Cash and due from banks	¥ 15,780		$ 147,003
Income tax refunds receivable	8,898	¥ 831	82,892
Deferred tax assets	154	200	1,435
Other current assets	187	79	1,750
Total current assets	25,021	1,112	233,080
Non-current assets:			
Tangible fixed assets		1	7
Intangible fixed assets		1	8
Investments and other assets:	633,033	873,018	5,896,911
Investment securities	78	75	726
Investments in subsidiaries and associated companies (Stocks)	632,033	631,948	5,887,599
Investments in subsidiaries (Bonds)		100,000	
Investments in subsidiaries (Convertible bonds)	381	466	3,549
Investments in subsidiaries (Long-term loans)		140,000	
Deferred tax assets	143	136	1,332
Other investments	397	391	3,703
Total non-current assets	633,035	873,020	5,896,927
Deferred charges	85	185	799
Total	¥658,142	¥874,318	$6,130,807
LIABILITIES AND SHAREHOLDERS' EQUITY			
Liabilities:			
Current liabilities:			
Short-term loans from subsidiaries		¥ 5,977	
Accrued expenses	¥ 634	603	$ 5,909
Accrued taxes	100	576	938
Reserve for bonus payment	43	39	401
Other current liabilities	40	51	378
Total current liabilities	818	7,248	7,628
Non-current liabilities:			
Long-term loans		140,000	
Bonds	103,300	203,300	962,272
Convertible bonds	381	466	3,549
Reserve for retirement benefits	386	343	3,601
Reserve for expenses related to Expo 2005 Japan	89	45	835
Total non-current liabilities	104,157	344,155	970,259
Total liabilities	104,976	351,403	977,887
Shareholders' equity:			
Common stock and preferred stocks	261,504	261,462	2,435,999
Capital surplus	244,913	244,866	2,281,446
Retained earnings	47,500	16,883	442,482
Treasury stock—at cost			
1,377,919 shares in 2005 and 862,013 shares in 2004	(752)	(296)	(7,008)
Total shareholders' equity	553,165	522,915	5,152,919
Total	¥658,142	¥874,318	$6,130,807

Non-Consolidated Statements of Income (Supplemental Information—Unaudited)

Mitsui Trust Holdings, Inc.
Fiscal years ended March 31, 2005 and 2004

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Operating income:			
Interest income on loans to subsidiaries	¥ 2,458	¥ 2,347	$ 22,899
Interest income on investments in subsidiaries (Bonds)	3,056	3,072	28,475
Interest income on investments in subsidiaries (Convertible bonds)	2	6	19
Fees and commissions received from subsidiaries	2,029	2,119	18,906
Dividends received from subsidiaries	41,429	8,545	385,926
Total operating income	48,976	16,092	456,227
Operating expenses:			
Interest expenses on loans	2,458	2,347	22,899
Interest expenses on bonds	6,537	6,250	60,894
Interest expenses on convertible bonds	2	6	19
General and administrative expenses	1,685	1,566	15,699
Total operating expenses	10,682	10,172	99,513
Operating profit	38,293	5,920	356,714
Non-operating income:			
Interest income	4		44
Fees and commissions	5	2	51
Other non-operating income	13	276	128
Total non-operating income	24	279	224
Non-operating expenses:			
Interest expenses on loans from subsidiaries	21	142	200
Other non-operating expenses	298	577	2,782
Total non-operating expenses	320	719	2,983
Income before income taxes	37,997	5,479	353,955
Income taxes:			
Current	3	2,071	35
Deferred	40	(1,934)	374
Net income	¥37,953	¥ 5,342	$353,545

	Yen		U.S. dollars
	2005	2004	2005
Per share of common stock:			
Basic net income	¥39.69	¥0.07	$0.36
Diluted net income	21.15	0.07	0.19

Consolidated Balance Sheets

The Chuo Mitsui Trust and Banking Company, Limited, and Consolidated Subsidiaries
As of March 31, 2005 and 2004

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2005	2004	2005
ASSETS			
Cash and cash equivalents	**¥ 390,775**	¥ 399,398	**$ 3,640,201**
Due from banks other than due from the Bank of Japan (Note 9)	**61,789**	64,293	**575,585**
Call loans and bills bought	**12,010**	17,068	**111,877**
Receivables under resale agreements	**900**		**8,383**
Receivables under securities borrowing transactions	**53,750**	34,427	**500,698**
Monetary claims bought (Note 3)	**116,341**	54,746	**1,083,761**
Trading assets (Note 3)	**29,249**	21,104	**272,466**
Securities (Notes 3 and 9)	**3,905,010**	3,517,072	**36,376,436**
Money held in trust (Note 4)	**11,785**	16,952	**109,786**
Loans and bills discounted (Notes 5 and 9)	**7,194,583**	7,245,935	**67,019,876**
Foreign exchanges (Note 6)	**1,881**	6,713	**17,525**
Other assets (Notes 7 and 9)	**326,462**	471,426	**3,041,103**
Premises and equipment (Notes 8 and 9)	**219,173**	232,621	**2,041,673**
Deferred tax assets (Note 26)	**232,958**	273,157	**2,170,083**
Goodwill	**9,109**		**84,860**
Customers' liabilities for acceptances and guarantees (Note 10)	**771,790**	376,592	**7,189,480**
Allowance for possible loan losses	**(66,190)**	(99,352)	**(616,581)**
Total	**¥13,271,381**	¥12,632,157	**$123,627,219**
LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY			
Liabilities:			
Deposits (Notes 9 and 11)	**¥ 8,954,135**	¥ 9,117,732	**$ 83,410,667**
Call money and bills sold (Note 9)	**245,731**	252,717	**2,289,064**
Payables under repurchase agreements (Note 9)	**49,999**		**465,763**
Payables under securities lending transactions (Note 9)	**875,826**	418,182	**8,158,608**
Trading liabilities	**8,226**	4,298	**76,635**
Borrowed money (Notes 9, 12 and 31)	**172,072**	339,996	**1,602,915**
Foreign exchanges (Note 6)	**36**	28	**340**
Subordinated bonds (Notes 13 and 31)	**199,675**	138,375	**1,860,040**
Subordinated convertible bonds (Notes 13 and 31)	**762**	932	**7,098**
Payables to trust account	**1,237,214**	1,340,159	**11,525,049**
Other liabilities (Note 14)	**111,207**	113,366	**1,035,938**
Reserve for bonus payment	**2,729**	2,613	**25,428**
Reserve for retirement benefits (Note 15)	**1,181**	612	**11,003**
Deferred tax liabilities (Note 26)	**12,914**	4,263	**120,303**
Acceptances and guarantees (Note 10)	**771,790**	376,592	**7,189,480**
Total liabilities	**12,643,504**	12,109,872	**117,778,338**
Minority interests	**2,030**	5,846	**18,918**
Commitments and contingent liabilities (Note 16)			
Shareholders' equity (Note 17):			
Common stock and preferred stock (Note 18)	**356,306**	356,264	**3,319,114**
Capital surplus	**105,621**	105,578	**983,898**
Retained earnings	**105,745**	52,303	**985,058**
Land revaluation difference	**(14,810)**	(14,736)	**(137,962)**
Net unrealized gains on available-for-sale securities	**73,592**	17,824	**685,536**
Foreign currency translation adjustments	**(610)**	(796)	**(5,683)**
Total shareholders' equity	**625,846**	516,438	**5,829,962**
Total	**¥13,271,381**	¥12,632,157	**$123,627,219**

See Notes to Consolidated Financial Statements.

Consolidated Statements of Income

The Chuo Mitsui Trust and Banking Company, Limited, and Consolidated Subsidiaries
Fiscal years ended March 31, 2005 and 2004

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2005	2004	2005
Income:			
Interest income:			
Interest on loans and bills discounted	**¥103,123**	¥115,248	**$ 960,625**
Interest and dividends on securities	**53,553**	42,636	**498,872**
Interest on call loans and bills bought	**56**	140	**529**
Other interest income (Note 19)	**3,207**	947	**29,876**
Trust fees (Note 20)	**48,148**	46,017	**448,518**
Fees and commissions	**97,820**	72,511	**911,231**
Trading gains	**7,793**	11,379	**72,597**
Other operating income (Note 21)	**74,841**	62,637	**697,170**
Other income (Note 22)	**83,333**	166,336	**776,279**
Total income	**471,878**	517,854	**4,395,699**
Expenses:			
Interest expenses:			
Interest on deposits	**19,812**	25,765	**184,559**
Interest on call money and bills sold	**581**	96	**5,419**
Interest on borrowings	**9,018**	10,146	**84,005**
Other interest expenses (Note 23)	**17,107**	16,128	**159,363**
Fees and commissions	**5,159**	4,677	**48,060**
Trading losses	**737**	419	**6,874**
Other operating expenses (Note 24)	**56,369**	18,126	**525,098**
General and administrative expenses	**114,312**	120,207	**1,064,857**
Other expenses (Note 25)	**116,405**	201,602	**1,084,353**
Total expenses	**339,504**	397,171	**3,162,592**
Income before income taxes and minority interests	**132,374**	120,683	**1,233,107**
Income taxes (Note 26):			
Current	**2,582**	2,794	**24,061**
Deferred	**40,308**	66,687	**375,490**
Total income taxes	**42,891**	69,481	**399,551**
Minority interests in net income	**1,111**	1,225	**10,352**
Net income	**¥ 88,370**	¥ 49,976	**$ 823,202**

	Yen		U.S. dollars (Note 1)
	2005	2004	2005
Per share of common stock (Note 32):			
Basic net income	**¥66.72**	¥36.41	**$0.62**
Diluted net income	**39.87**	22.71	**0.37**
Cash dividends per share applicable to the year (Note 18):			
Common stock	**7.81**	23.87	**0.07**
Class I preferred stock (First series)	**40.00**	40.00	**0.37**
Class I preferred stock (Second series)	**14.40**	14.40	**0.13**
Class I preferred stock (Third series)	**20.00**	20.00	**0.18**

See Notes to Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity

The Chuo Mitsui Trust and Banking Company, Limited, and Consolidated Subsidiaries
Fiscal years ended March 31, 2005 and 2004

	Thousands		Millions of yen					
	Issued number of shares of common stock	Issued number of shares of preferred stock	Common stock and preferred stock	Capital surplus	Retained earnings (accumulated deficit)	Land revaluation difference	Net unrealized gains (losses) on available-for-sale securities	Foreign currency translation adjustments
Balance, April 1, 2003	1,224,365	270,156	¥349,894	¥202,401	¥(112,573)	¥(3,028)	¥(145,313)	¥(868)
Net income					49,976			
Reversal of land revaluation difference					11,707	(11,707)		
Reduction of legal capital surplus				(103,192)	103,192			
Net unrealized gains on available-for-sale securities, less applicable tax							163,137	
Change in foreign currency translation adjustments								71
Issuance of common stock	15,625		5,000	5,000				
Conversion of convertible bonds	5,265		1,370	1,370				
Balance, March 31, 2004	1,245,256	270,156	356,264	105,578	52,303	(14,736)	17,824	(796)
Net income					88,370			
Cash dividends					(35,002)			
Reversal of land revaluation difference					74	(74)		
Net unrealized gains on available-for-sale securities, less applicable tax							55,767	
Change in foreign currency translation adjustments								186
Conversion of convertible bonds	77		42	42				
Balance, March 31, 2005	**1,245,333**	**270,156**	**¥356,306**	**¥105,621**	**¥ 105,745**	**¥(14,810)**	**¥ 73,592**	**¥(610)**

	Thousands of U.S. dollars (Note 1)					
	Common stock and preferred stock	Capital surplus	Retained earnings	Land revaluation difference	Net unrealized gains on available-for-sale securities	Foreign currency translation adjustments
Balance, March 31, 2004	$3,318,719	$983,502	$ 487,223	$(137,271)	$166,040	$(7,417)
Net income			823,202			
Cash dividends			(326,058)			
Reversal of land revaluation difference			690	(690)		
Net unrealized gains on available-for-sale securities, less applicable tax					519,496	
Change in foreign currency translation adjustments						1,734
Conversion of convertible bonds	395	395				
Balance, March 31, 2005	**$3,319,114**	**$983,898**	**$ 985,058**	**$(137,962)**	**$685,536**	**$(5,683)**

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

The Chuo Mitsui Trust and Banking Company, Limited, and Consolidated Subsidiaries
Fiscal years ended March 31, 2005 and 2004

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2005	2004	**2005**
Operating activities:			
Income before income taxes and minority interests	**¥ 132,374**	¥ 120,683	**$ 1,233,107**
Adjustments for:			
Income taxes paid	**(2,546)**	(1,933)	**(23,717)**
Depreciation and amortization	**45,289**	47,166	**421,885**
Amortization of consolidation goodwill	**478**		**4,461**
Equity in earnings of associated companies	**(55)**	(4)	**(513)**
Decrease in allowance for possible loan losses	**(33,188)**	(51,902)	**(309,163)**
Decrease in reserve for possible losses on collateralized real estate loans sold to CCPC		(4,389)	
Increase (decrease) in reserve for bonus payment	**22**	(212)	**206**
Increase in reserve for retirement benefits	**156**	83	**1,460**
Net gain on securities	**(6,619)**	(44,140)	**(61,661)**
Net loss (gain) on money held in trust	**49**	(1,722)	**459**
Foreign exchange (gain) loss—net	**(8,723)**	10,614	**(81,259)**
Net loss on disposals of premises and equipment	**1,233**	1,817	**11,486**
Change in assets and liabilities:			
Increase in trading assets	**(8,144)**	(7,938)	**(75,873)**
Increase (decrease) in trading liabilities	**3,928**	(4,635)	**36,596**
Decrease (increase) in loans and bills discounted	**51,351**	(22,425)	**478,358**
(Decrease) increase in deposits	**(163,597)**	444,902	**(1,523,966)**
Decrease in borrowed money (excluding subordinated borrowings)	**(27,923)**	(147,347)	**(260,116)**
Decrease (increase) in due from banks (excluding cash equivalents)	**2,504**	(5,379)	**23,327**
Increase in call loans and bills bought	**(57,156)**	(46,815)	**(532,429)**
Increase in receivables under securities borrowing transactions	**(19,323)**	(23,863)	**(180,000)**
Increase (decrease) in call money and bills sold	**43,013**	(147,282)	**400,681**
Increase in payables under securities lending transactions	**457,644**	223,937	**4,263,102**
Decrease (increase) in foreign exchanges (assets)	**4,832**	(1,735)	**45,013**
Increase in foreign exchanges (liabilities)	**7**	3	**70**
Decrease in payables to trust account	**(102,945)**	(160,143)	**(958,968)**
Other—net	**(8,121)**	(22,900)	**(75,652)**
Net cash provided by operating activities	**304,540**	154,436	**2,836,896**
Investing activities:			
Purchases of securities	**(6,189,575)**	(9,853,222)	**(57,657,901)**
Proceeds from sales of securities	**2,856,319**	7,391,362	**26,607,537**
Proceeds from redemption of securities	**3,158,474**	2,111,611	**29,422,213**
Increase in money held in trust	**(580)**	(2)	**(5,412)**
Decrease in money held in trust	**5,629**	54,157	**52,438**
Purchases of premises and equipment	**(27,548)**	(27,758)	**(256,623)**
Proceeds from sales of premises and equipment	**7,610**	10,641	**70,893**
Payment for purchase of stocks of a subsidiary, net of cash acquired (Note 27)	**(10,019)**		**(93,337)**
Net cash used in investing activities	**(199,691)**	(313,211)	**(1,860,191)**
Financing activities:			
Proceeds from subordinated borrowings	**35,000**		**326,036**
Payment of subordinated borrowings	**(175,000)**	(20,000)	**(1,630,181)**
Proceeds from subordinated bonds and subordinated convertible bonds	**161,247**		**1,502,072**
Redemption of subordinated bonds and subordinated convertible bonds	**(100,000)**		**(931,532)**
Issuance of common stock		10,000	
Issuance of common stock to minority interests	**150**		**1,397**
Dividends paid	**(35,002)**		**(326,058)**
Dividends paid for minority interests	**(1)**	(1)	**(13)**
Net cash used in financing activities	**(113,606)**	(10,001)	**(1,058,279)**
Foreign currency translation adjustments on cash and cash equivalents	**134**	51	**1,252**
Net decrease in cash and cash equivalents	**(8,622)**	(168,725)	**(80,322)**
Cash and cash equivalents, beginning of year	**399,398**	568,123	**3,720,523**
Cash and cash equivalents, end of year	**¥ 390,775**	¥ 399,398	**$ 3,640,201**

Additional Cash Flows Information

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2005	2004	2005
Non-cash investing and financing activities:			
Capital stock increased by conversion of convertible bonds	¥ 42	¥ 1,370	$ 395
Capital surplus increased by conversion of convertible bonds	42	1,370	395
Convertible bonds decreased by conversion into common stock	85	2,740	791
Decrease in capital surplus and accumulated deficit by reduction of legal capital surplus		103,192	
Decrease in loans by debt equity swap		871	
Decrease in allowance for possible loan losses by debt equity swap		1	
Increase in securities by debt equity swap		870	

See Notes to Consolidated Financial Statements.

1. *Basis of Presentation*

The accompanying consolidated financial statements (banking account) have been prepared from the accounts maintained by The Chuo Mitsui Trust and Banking Company, Limited ("Chuo Mitsui"), and its consolidated subsidiaries under the umbrella of Mitsui Trust Holdings, Inc. ("Mitsui Trust Holdings") in accordance with accounting principles generally accepted in Japan, and certain accounting and disclosure rules under the Securities and Exchange Law of Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

In preparing these consolidated financial statements, certain reclassifications and rearrangements have been made to Chuo Mitsui's consolidated financial statements issued domestically in order to present them in a form that is more familiar to readers outside Japan. In addition, certain reclassifications and rearrangements have been made in the 2004 consolidated financial statements to conform to classifications and presentations used in 2005.

In 2001, Chuo Mitsui purchased from a Japanese commercial bank all shares of Mitsui Asset Trust and Banking Co., Ltd. ("Mitsui Asset"), which became a wholly owned subsidiary of Chuo Mitsui. The business combination was accounted for as a purchase.

In February 2002, Chuo Mitsui established Mitsui Trust Holdings by way of stock transfers and became a wholly owned subsidiary of Mitsui Trust Holdings. Mitsui Trust Holdings then purchased all of the Mitsui Asset shares from Chuo Mitsui, and Mitsui Asset became a wholly owned subsidiary of Mitsui Trust Holdings. In March 2002, Mitsui Asset succeeded to the pension trust and securities trust business of Chuo Mitsui by way of corporate split. Chuo Mitsui has retained and continued to operate its retail trust business, banking business, securities transfer agent business and some other businesses.

The consolidated financial statements are stated in Japanese yen, the currency of the country in which Chuo Mitsui is incorporated and operates. The translations of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥107.35 to U.S.$1, the approximate rate of exchange at March 31, 2005. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

Amounts less than one million Japanese yen and one thousand U.S. dollars have been truncated, except for per share information. As a result, the total may not be equal to the total of individual amounts.

2. *Summary of Significant Accounting Policies*

a. Consolidation

The consolidated financial statements as of March 31, 2005 include the accounts of Chuo Mitsui and its significant 21 (19 in 2004) subsidiaries.

Under the control or influence concept, those companies in which Chuo Mitsui, directly or indirectly, is able to exercise control over operations are fully consolidated, and those companies over which Chuo Mitsui has the ability to exercise significant influence are accounted for by the equity method.

Investments in two (one in 2004) associated companies are accounted for by the equity method.

Investments in unconsolidated subsidiaries are stated at cost. If the equity method of accounting had been applied to the investment in these subsidiaries, the effect on the accompanying consolidated financial statements would not be material.

Any differences between the cost of an acquired subsidiary or associated company and the fair value of its net assets at the date of the acquisition are amortized over a period within 20 years, or charged to income as incurred if such differences are considered to be immaterial.

All significant intercompany transactions, balances and unrealized profits have been eliminated in consolidation.

b. Cash and Cash Equivalents

Cash equivalents are short-term investments that are readily convertible into cash and that are exposed to insignificant risk of changes in value. Cash equivalents include amounts due from the Bank of Japan.

c. Mark-to-Market Accounting for Trading Purpose Transactions

Transactions for trading purposes (that is, transactions which seek to capture gains arising from short-term changes in interest rates, currency exchange rates or market prices of securities and other market-related indices or from gaps among markets) are included in trading assets and trading liabilities on a trade date basis. Trading securities and monetary claims bought for trading purposes recorded in these accounts are stated at market value and trading-related financial derivatives are at the amounts that would be settled if they were terminated at the end of the fiscal year.

Unrealized gains and losses on trading purpose transactions are recognized in the consolidated statements of income.

d. Translation of Foreign Currency Accounts

Chuo Mitsui maintains its accounting records in Japanese yen. Assets and liabilities denominated in foreign currencies are

translated into Japanese yen using the exchange rate prevailing at each balance sheet date.

Foreign currency assets and liabilities of consolidated subsidiaries are principally translated into yen equivalents at the exchange rates prevailing at the fiscal year-end of each company.

e. Securities

Securities other than investments in unconsolidated subsidiaries and associated companies are classified and accounted for, depending on management's intent, as follows:
i) Trading securities, which are held for the purpose of earning capital gains in the near term are reported at fair value, and the related unrealized gains and losses are included in earnings; ii) held-to-maturity debt securities, which are expected to be held to maturity with the positive intent and ability to hold to maturity, are reported at amortized cost; and iii) available-for-sale securities, which are not classified as either of the aforementioned securities, are reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity.

Non-marketable available-for-sale securities are stated at cost determined by the moving-average cost method.

For other than temporary declines in fair value, securities are reduced to net realizable value by a charge to income.

Securities in money held in trust are classified and accounted for the same as securities described above.

f. Derivative and Hedging Activities

Derivative financial instruments are classified and accounted for as follows:
i) All derivatives are recognized as either assets or liabilities and measured at fair value, and gains or losses on derivative transactions are recognized in the consolidated statements of income; and ii) for derivatives used for hedging purposes, if derivatives qualify for hedge accounting because of high correlation and effectiveness between the hedging instruments and the hedged items, Chuo Mitsui and certain domestic consolidated subsidiaries use the deferral hedge method or the fair value hedge method.

The interest rate swaps which qualify for hedge accounting and meet specific matching criteria are not remeasured at market value but the differential paid or received under the swap agreements is recognized and included in interest expenses or income.

g. Premises and Equipment

Premises and equipment are carried at cost less accumulated depreciation. Depreciation of premises and equipment owned by Chuo Mitsui is computed by the declining-balance method, while the straight-line method is applied to buildings acquired after April 1, 1998. The range of useful lives is from 10 to 50 years for buildings, and from three to eight years for equipment.

Depreciation of premises and equipment owned by consolidated subsidiaries is mainly computed by the straight-line method over the estimated useful lives of the respective assets.

h. Software

Capitalized software for internal use is amortized by the straight-line method over the estimated useful lives of the software (principally five years).

i. Land Revaluation

Under the Law of Land Revaluation, the Mitsui Trust and Banking Company, Limited, elected the one-time revaluation for its own-use land to a value based on real estate appraisal information as of March 31, 1998.

The resulting land revaluation difference represents unrealized appreciation of land and is stated as a component of shareholders' equity. Continuous readjustment is not permitted unless the land value subsequently declines significantly such that the amount of the decline in value should be removed from the land revaluation difference account and related deferred tax liabilities.

As of March 31, 2005 and 2004, the carrying amount of the land after the above one-time revaluation exceeded the market value by ¥6,556 million ($61,074 thousand) and ¥6,512 million, respectively.

j. Stock and Bond Issue Expenses

Stock issue expenses are recognized as expenses when incurred. Bond issue expenses are being amortized by the straight-line method over three years and the annual amortization is presented in other expenses in the consolidated statements of income.

k. Allowance for Possible Loan Losses

Allowance for possible loan losses of Chuo Mitsui and major consolidated subsidiaries is maintained in accordance with internally established standards for self-assessment write-offs and allowances for loan losses.
1) For claims against borrowers that are legally bankrupt, such as borrowers under bankruptcy and special liquidation proceedings ("legal bankruptcy"), and to borrowers that are in substantially similarly adverse condition ("virtual bankruptcy"), allowances are maintained at 100% of amounts of claims net of expected amounts recoverable from the disposal of collateral and/or the amounts recoverable under guarantees.
2) For claims against borrowers that have not yet gone legally

or formally bankrupt but that are very likely to become bankrupt ("possible bankruptcy"), allowances are maintained at amounts deemed necessary to absorb losses on the amount of claims less expected amounts recoverable from the disposal of collateral and/or the amounts recoverable under guarantees, based on the overall assessment of borrowers' repayment ability.

For claims against large borrowers that are classified as possible bankruptcy and close observation borrowers for which future cash flows could be reasonably estimated, allowances are provided for the difference between the present value of expected future cash flows discounted at the contracted interest rate and the carrying value of the claim.

3) For claims against other borrowers judged to be legal bankruptcy, virtual bankruptcy and possible bankruptcy borrowers, as mentioned above, allowances are maintained at rates derived from historical loan loss experiences, etc.

4) Allowance for possible loan losses to restructuring countries is maintained in order to cover possible losses based on the political and economic climates of those countries.

All claims are assessed by the operating sections and each Credit Supervision Department based on the internal rules for self-assessment on asset quality. Subsequently, the Internal Audit Department, which is independent from the operating sections, reviews these self-assessments, and the allowances are provided based on the results of the self-assessments.

With respect to claims with collateral and/or guarantees extended to borrowers that are legal bankruptcy or virtual bankruptcy borrowers, the unrecoverable amount is estimated by deducting from the amount of claims the realizable value of collateral or the amount likely to be recovered based on guarantees. The outstanding amount thus determined is then directly written off from the amount of claims as the unrecoverable amount, which totaled ¥187,262 million ($1,744,413 thousand) and ¥232,625 million as of March 31, 2005 and 2004, respectively.

Other consolidated subsidiaries provide for "allowance for possible loan losses" based on the past experience and management's assessment of the loan portfolio.

l. Reserve for Bonus Payment

Reserve for bonus payment is provided for the payment of employees' bonuses based on estimated amounts of the future payments attributed to the current fiscal year.

m. Reserve for Retirement Benefits and Pension Plans

Chuo Mitsui has defined benefit plans (employee pension fund plans and tax qualified pension plans) and lump-sum severance indemnity plans.

Chuo Mitsui accounts for the liability for retirement benefits based on the projected benefit obligations and plan assets at the balance sheet date.

The unrecognized transitional obligation, determined as of April 1, 2000, by adoption of a new accounting standard, is being amortized over five years, and the annual amortization is presented in other expenses in the consolidated statements of income.

The existing accounting standard for employees' retirement benefits prohibited recognition of any excess portion of plan assets exceeding the projected benefit obligation that had arisen due to an excess of the actual return of plan assets over the expected return or a reduction of benefits level. This standard was amended in March 2005 to allow recognition of such excess portion of plan assets from the fiscal year ended March 31, 2005. In accordance with the amended standard, Chuo Mitsui recognized excess plan assets due to actual return of plan assets exceeding the expected return. Such excess was recognized as actuarial gain and is being recognized over nine years from the fiscal year ended March 31, 2005.

The effect of this change was to increase income before income taxes and minority interests for the fiscal year ended March 31, 2005 by ¥1,280 million ($11,925 thousand).

n. Appropriations of Retained Earnings

Appropriations of retained earnings are reflected in the consolidated financial statements for the following year upon shareholders' approval.

o. Income Taxes

The provision for income taxes is computed based on the pretax income included in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred taxes are measured by applying currently enacted tax laws to the temporary differences.

p. Leases

All leases are accounted for as operating leases. In accordance with Japanese accounting standards for leases, finance leases that do not transfer ownership of the leased property to the lessee are permitted to be accounted for as operating leases if certain "as if capitalized" information is disclosed in the notes to the lessee's consolidated financial statements.

q. Cash Dividends

Interim dividends may be paid after the end of the semiannual period, by resolution of the Board of Directors, while fiscal year-end dividends are authorized after the close of each

period to which they relate and are reflected in the consolidated statements of shareholders' equity when duly declared and paid.

r. Per Share Information

Basic net income per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period.

Diluted net income per share reflects the potential dilution that could occur if securities were exercised or converted into common stock. Diluted net income per share of common stock assumes full conversion of the outstanding convertible bonds and preferred stocks at the beginning of the year (or at the time of issuance) with an applicable adjustment for related expense and dividends.

Cash dividends per share presented in the accompanying consolidated statements of income are dividends applicable to the respective years, including dividends to be paid after the end of the year.

s. New Accounting Pronouncements

In August 2002, the Business Accounting Council issued a Statement of Opinion, "Accounting for Impairment of Fixed Assets," and in October 2003 the Accounting Standards Board of Japan ("ASB") issued ASB Guidance No. 6, "Guidance for Accounting Standard for Impairment of Fixed Assets." These new pronouncements are effective for fiscal years beginning on or after April 1, 2005 with early adoption permitted for fiscal years ending on or after March 31, 2004.

The new accounting standard requires an entity to review its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. An impairment loss would be recognized if the carrying amount of an asset or asset group exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of the asset or asset group. The impairment loss would be measured as the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the discounted cash flows from the continued use and eventual disposition of the asset or the net selling price at disposition.

Chuo Mitsui and consolidated subsidiaries expect to adopt these pronouncements as of April 1, 2005 and are currently in the process of assessing the effect of adoption of these pronouncements.

3. Securities

Securities as of March 31, 2005 and 2004, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Japanese government bonds	**¥1,711,438**	¥1,848,748	**$15,942,605**
Japanese municipal bonds	**2,468**	1,850	**22,998**
Japanese corporate bonds	**243,882**	145,590	**2,271,846**
Japanese stocks	**739,639**	789,366	**6,889,981**
Other securities	**1,207,580**	731,517	**11,249,003**
Total	**¥3,905,010**	¥3,517,072	**$36,376,436**

The carrying amounts and aggregate fair values of securities (including securities in trading assets and monetary claims bought) as of March 31, 2005 and 2004, were as follows:

	Millions of yen			
March 31, 2005	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Trading				**¥ 7,106**
Available-for-sale:				
Japanese equity securities	**¥ 469,553**	**¥159,454**	**¥21,091**	**607,917**
Japanese debt securities	**1,989,696**	**2,588**	**45,819**	**1,946,465**
Other	**1,084,566**	**6,098**	**14,915**	**1,075,748**
Held-to-maturity	**94,947**	**616**	**410**	**95,153**

	Millions of yen			
March 31, 2004	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Trading				¥ 4,612
Available-for-sale:				
Japanese equity securities	¥ 537,113	¥130,288	¥29,194	638,207
Japanese debt securities	2,063,030	1,378	79,720	1,984,688
Other	629,028	3,097	2,843	629,282
Held-to-maturity	61,819	19	715	61,123

	Thousands of U.S. dollars			
March 31, 2005	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Trading				**$ 66,196**
Available-for-sale:				
Japanese equity securities	**$ 4,374,045**	**$ 1,485,370**	**$196,472**	**5,662,944**
Japanese debt securities	**18,534,664**	**24,108**	**426,819**	**18,131,952**
Other	**10,103,083**	**56,810**	**138,943**	**10,020,949**
Held-to-maturity	**884,466**	**5,739**	**3,822**	**886,383**

Note: Values in the balance sheets reflect fair market values calculated by using the average market prices during the final month of the fiscal period for Japanese stocks and securities investment trusts, and by using the market prices at the end of the fiscal period for securities other than Japanese stocks and securities investment trusts.

Available-for-sale securities whose fair value is not readily determinable as of March 31, 2005 and 2004, were mainly as follows:

	Carrying amount		
	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Available-for-sale:			
Unlisted Japanese stocks	**¥131,336**	¥150,714	**$1,223,441**
Unlisted foreign securities	**57,412**	62,895	**534,811**
Subscription certificates	**75,871**	28,145	**706,770**
Total	**¥264,620**	¥241,755	**$2,465,023**

Proceeds from sales of available-for-sale securities for the fiscal years ended March 31, 2005 and 2004, were ¥2,716,370 million ($25,303,866 thousand) and ¥7,550,436 million. Gross realized gains and losses on these sales, computed on the moving-average basis, were ¥37,840 million ($352,500 thousand) and ¥14,630 million ($136,290 thousand), respectively, for the fiscal year ended March 31, 2005, and ¥102,059 million and ¥51,597 million, respectively, for the fiscal year ended March 31, 2004.

The carrying values of securities classified as available-for-sale and held-to-maturity by contractual maturities as of March 31, 2005 and 2004, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Due in one year or less	**¥ 418,115**	¥ 242,286	**$ 3,894,883**
Due after one year through five years	**436,487**	171,441	**4,066,021**
Due after five years through ten years	**1,465,993**	1,619,945	**13,656,199**
Due after ten years	**759,906**	508,901	**7,078,777**
Total	**¥3,080,502**	¥2,542,575	**$28,695,882**

Corporate stocks in unconsolidated subsidiaries and associated companies totaled ¥587 million ($5,475 thousand) and ¥445 million as of March 31, 2005 and 2004, respectively.

4. Money Held in Trust

The carrying amounts and aggregate fair values of money held in trust as of March 31, 2005 and 2004, were as follows:

	Millions of yen		
March 31, 2005	Cost	Unrealized gains	Fair value
Money held in trust classified as:			
Trading			**¥6,273**
Available-for-sale	**¥3,801**	**¥1,710**	**5,511**

	Millions of yen		
March 31, 2004	Cost	Unrealized gains	Fair value
Money held in trust classified as:			
Trading			¥11,961
Available-for-sale	¥3,211	¥1,779	4,990

	Thousands of U.S. dollars		
March 31, 2005	Cost	Unrealized gains	Fair value
Money held in trust classified as:			
Trading			**$58,441**
Available-for-sale	**$35,414**	**$15,930**	**51,345**

5. Loans and Bills Discounted

Loans and bills discounted as of March 31, 2005 and 2004, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Bills discounted	**¥ 11,637**	¥ 20,564	**$ 108,406**
Loans on notes	**565,113**	924,016	**5,264,210**
Loans on deeds	**6,011,925**	5,603,259	**56,003,030**
Overdrafts	**605,908**	698,095	**5,644,229**
Total	**¥7,194,583**	¥7,245,935	**$67,019,876**

Loans to Borrowers in Bankruptcy and Non-Accrual Loans

Loans to borrowers in bankruptcy are included in loans and bills discounted, and totaled ¥13,364 million ($124,498 thousand) and ¥35,163 million as of March 31, 2005 and 2004 respectively.

Loans are generally placed on non-accrual status when substantial doubt is judged to exist as to ultimate collectibility of either principal or interest if they are past due for a certain period or for other reasons.

Loans to borrowers in bankruptcy represent non-accruing loans, after the partial write-off of claims deemed uncollectible, to debtors who are legally bankrupt as defined in article 96, paragraph 1, subparagraphs 3 and 4 of Enforcement Ordinance for the Corporation Tax Law.

Non-accrual loans are included in loans and bills discounted, and totaled ¥135,145 million ($1,258,927 thousand) and ¥209,059 million as of March 31, 2005 and 2004, respectively.

Non-accrual loans are non-accruing loans other than loans to borrowers in bankruptcy and loans for which interest payment is deferred in order to assist the debtor's financial recovery from financial difficulties.

Loans Past Due Three Months or More

Loans past due three months or more are included in loans and bills discounted, and totaled ¥306 million ($2,856 thousand) and ¥723 million as of March 31, 2005 and 2004, respectively. Loans classified as loans to borrowers in bankruptcy or non-accrual loans are excluded.

Restructured Loans

Restructured loans are included in loans and bills discounted, and totaled ¥72,737 million ($677,577 thousand) and ¥165,863 million as of March 31, 2005 and 2004, respectively. Such restructured loans are loans on which Chuo Mitsui and major consolidated subsidiaries granted concessions (for example, reduction of the face amount or maturity amount of the debt or accrued interest) to debtors in financial difficulties to assist them in their financial recovery and eventually enable them to pay their creditors. Loans classified as loans to borrowers in bankruptcy or non-accrual loans or loans past due three months or more are excluded.

Loans to borrowers in bankruptcy and non-accrual loans, loans past due three months or more and restructured loans totaled ¥221,555 million ($2,063,859 thousand) and ¥410,809 million as of March 31, 2005 and 2004, respectively. These claims are those before deduction of the allowance for possible loan losses.

Bills discounted are accounted for as secured lending transactions in conformity with the Industry Audit Committee Report No. 24 "Treatment of Accounting and Auditing Concerning Accounting for Financial Products in the Banking Industry" issued by the JICPA on February 13, 2002. Bills discounted by Chuo Mitsui are permitted to be sold or pledged.

6. Foreign Exchanges

Foreign exchanges as of March 31, 2005 and 2004, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Assets:			
Due from foreign banks	¥1,881	¥6,713	$17,525
Total	¥1,881	¥6,713	$17,525
Liabilities:			
Due to foreign banks	¥ 32	¥ 27	$ 299
Other	4	1	40
Total	¥ 36	¥ 28	$ 340

7. Other Assets

Other assets as of March 31, 2005 and 2004, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Prepaid expenses	¥ 2,836	¥ 1,143	$ 26,427
Accrued income	32,729	29,187	304,886
Prepaid pension expenses	82,271	85,719	766,385
Receivables for securities transactions	631	136,681	5,878
Financial derivatives	29,292	33,538	272,873
Financial stabilization fund contribution	82,061	82,061	764,424
Other	96,639	103,095	900,226
Total	¥326,462	¥471,426	$3,041,103

8. Premises and Equipment

Premises and equipment as of March 31, 2005 and 2004, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Land	¥ 84,539	¥ 88,630	$ 787,508
Buildings	45,852	49,461	427,130
Equipment	10,816	11,558	100,759
Other	77,965	82,971	726,274
Total	¥219,173	¥232,621	$2,041,673

Accumulated depreciation amounted to ¥218,545 million ($2,035,820 thousand) and ¥206,823 million as of March 31, 2005 and 2004, respectively.

9. Collateral

The carrying amounts of assets pledged as collateral and the related collateralized debt as of March 31, 2005 and 2004, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Securities	**¥ 894,403**	¥ 922,966	**$ 8,331,658**
Loans	**204,602**	264,038	**1,905,941**
Other assets	**411**	660	**3,837**
Total	**¥1,099,418**	¥1,187,665	**$10,241,438**
Deposits	**¥ 18,456**	¥ 2,252	**$ 171,929**
Call money	**190,000**	150,000	**1,769,911**
Bills sold		97,900	
Payables under repurchase agreements	**49,999**		**465,763**
Payables under securities lending transactions	**875,826**	418,182	**8,158,608**
Borrowed money	**12,356**	14,291	**115,100**
Total	**¥1,146,639**	¥ 682,625	**$10,681,314**

The following assets are deposited with respect to foreign exchange settlements and derivatives as of March 31, 2005 and 2004.

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Securities	**¥424,385**	¥582,438	**$3,953,292**
Due from banks		63	
Other assets	**16**	18	**153**
Total	**¥424,402**	¥582,520	**$3,953,446**

The following assets were pledged or deposited as of March 31, 2005 and 2004.

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Securities deposits (included in premises and equipment)	**¥12,779**	¥14,698	**$119,041**
Deposits for futures transactions (included in other assets)	**276**	226	**2,575**
Total	**¥13,055**	¥14,925	**$121,616**

10. Customers' Liabilities for Acceptances and Guarantees

All contingent liabilities arising from acceptances and guarantees are reflected in acceptances and guarantees. As a contra account, customers' liabilities for acceptances and guarantees are shown as assets in the consolidated balance sheets representing Chuo Mitsui's right of indemnity from the applicant.

11. Deposits

Deposits as of March 31, 2005 and 2004, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Current deposits	**¥ 182,908**	¥ 148,246	**$ 1,703,854**
Ordinary deposits	**1,426,280**	1,605,970	**13,286,261**
Deposits at notice	**24,267**	37,152	**226,058**
Time deposits	**7,013,610**	7,035,301	**65,334,050**
Negotiable certificates of deposit	**222,010**	215,530	**2,068,095**
Other	**85,058**	75,532	**792,347**
Total	**¥8,954,135**	¥9,117,732	**$83,410,667**

12. Borrowed Money

Borrowed money as of March 31, 2005 and 2004, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Borrowed money	**¥ 22,072**	¥ 49,996	**$ 205,617**
Subordinated borrowings	**122,000**	277,000	**1,136,469**
Perpetual subordinated borrowings	**28,000**	13,000	**260,829**
Total	**¥172,072**	¥339,996	**$1,602,915**

The weighted-average rates calculated from the interest rates and the balances as of March 31, 2005 and 2004, were 3.51% and 2.96%, respectively.

Annual maturities of borrowed money as of March 31, 2005, for the next 5 years were as follows:

Fiscal year ending March 31	Millions of yen	Thousands of U.S. dollars
2006	¥22,661	$ 211,099
2007	11,897	110,825
2008	2,197	20,470
2009	35,782	333,329
2010	914	8,514
Total	¥73,453	$684,239

13. *Subordinated Bonds and Subordinated Convertible Bonds*

Subordinated bonds and subordinated convertible bonds as of March 31, 2005 and 2004, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Issuer: Chuo Mitsui,			
Unsecured perpetual subordinated bonds, 3.02% in 2004, issued to Mitsui Trust Holdings (see Note 31)		¥100,000	
Unsecured perpetual subordinated bonds, 3.07% (2.17% in 2004)	**¥ 16,100**	16,100	**$ 149,976**
0.5% JPY subordinated convertible bonds due 2007, issued to Mitsui Trust Holdings (see Note 31)	**381**	466	**3,549**
2.03% Unsecured subordinated bonds due 2015	**40,000**		**372,612**
1.27% Unsecured subordinated callable bonds due 2015	**30,000**		**279,459**
5.506% USD Unsecured perpetual subordinated bonds	**91,247**		**850,000**
Issuer: MTI Capital (Cayman) Ltd.,			
0.5% JPY subordinated convertible bonds due 2007	**381**	466	**3,549**
Issuer: MTI Finance (Cayman) Ltd.,			
Subordinated bonds, 1.24% to 4.44% (1.24% to 5.00% in 2004), due 2006 to 2011	**22,327**	22,275	**207,991**
Total	**¥200,437**	¥139,307	**$1,867,138**

Annual maturities of bonds as of March 31, 2005, for the next 5 years were as follows:

Fiscal year ending March 31	Millions of yen	Thousands of U.S. dollars
2006	¥ 2,000	$ 18,630
2007	14,500	135,072
2008	4,089	38,098
2009		
2010		
Total	¥20,589	$191,801

The aforementioned convertible bonds are convertible into common stock of Chuo Mitsui or Mitsui Trust Holdings at the conversion prices set forth below, subject to adjustment under certain circumstances.

The conversion price per share was as follows:

March 31, 2005	Conversion price per share
Issuer: Chuo Mitsui,	
0.5% Japanese yen subordinated convertible bonds due 2007	**¥1,100**
Issuer: MTI Capital (Cayman) Ltd.,	
0.5% Japanese yen subordinated convertible bonds due 2007	**¥1,100**

As of March 31, 2005, the above convertible bonds issued by Chuo Mitsui were convertible into 346,363 shares of Chuo Mitsui's common stock, and those issued by MTI Capital (Cayman) Ltd. were convertible into 346,363 shares of Mitsui Trust Holdings' common stock.

14. *Other Liabilities*

Other liabilities as of March 31, 2005 and 2004, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Accrued expenses	**¥31,590**	¥ 37,770	**$ 294,273**
Unearned income	**3,298**	5,359	**30,730**
Financial derivatives	**35,360**	23,780	**329,391**
Other	**40,958**	46,457	**381,542**
Total	**¥111,207**	¥113,366	**$1,035,938**

15. *Retirement and Pension Plans*

Employees who terminate their services with Chuo Mitsui or certain domestic consolidated subsidiaries are, under most circumstances, entitled to retirement and pension benefits determined by reference to basic rates of pay at the time of termination, length of service and conditions under which the termination occurs. If the termination is involuntary, caused by retirement at the mandatory retirement age or caused by death, the employee is entitled to greater payment than in the case of voluntary termination.

Chuo Mitsui has defined benefit plans (employee pension fund plans and tax qualified pension plans) and lump-sum severance indemnity plans. Certain domestic consolidated subsidiaries have lump-sum severance indemnity plans and integrated contributory pension plans.

Chuo Mitsui contributed certain available-for-sale securities with a fair value to the employee retirement benefit trust for their pension plans. The securities held in this trust are qualified as plan assets.

The funded status for employees' retirement benefits as of March 31, 2005 and 2004, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Projected benefit obligation	**¥(150,282)**	¥(149,686)	**$(1,399,931)**
Fair value of plan assets	**201,226**	203,320	**1,874,493**
Unrecognized plan assets		(11,521)	
Unrecognized prior service cost	**(1,572)**	(2,574)	**(14,645)**
Unrecognized actuarial loss	**31,718**	39,245	**295,465**
Unrecognized transitional obligation		6,323	
Net amount accrued on the balance sheets	**81,090**	85,106	**755,381**
Prepaid pension expenses (included in other assets)	**82,271**	85,719	**766,385**
Reserve for retirement benefits	**¥ (1,181)**	¥ (612)	**$ (11,003)**

The components of net periodic benefit costs for the fiscal years ended March 31, 2005 and 2004, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Service cost	¥ 2,761	¥ 4,348	$ 25,724
Interest cost	2,831	5,172	26,376
Expected return on plan assets	(11,077)	(5,632)	(103,189)
Amortization of prior service cost	(1,002)	(2,253)	(9,340)
Recognized acturial loss	4,473	10,180	41,668
Amortization of transitional obligation for retirement benefits	6,323	10,063	58,902
Other	3,297	9,950	30,717
Net periodic benefit costs	¥ 7,606	¥31,829	$ 70,859

Assumptions used for the fiscal years ended March 31, 2005 and 2004, were as follows:

	2005	2004
Discount rate	1.9%	1.9%
Expected rate of return on plan assets	5.4%	2.9%
Method of attributing the projected benefits to periods of services	Straight-line basis	Straight-line basis
Amortization period of prior service cost	5 years	5 years
Recognition period of actuarial loss	9 years	9 years
Amortization period of transitional obligation	5 years	5 years

In accordance with the Defined Benefit Pension Plan Law enacted in April 2002, Chuo Mitsui applied for an exemption from obligation to pay benefits for future employee services related to the substitutional portion which would result in the transfer of the pension obligations and related assets to the government upon approval. Chuo Mitsui obtained approval for exemption from the future obligation by the Ministry of Health, Labour and Welfare on March 31, 2004 and recognized a gain on exemption from the future pension obligation of the governmental program in the amount of ¥17,379 million for the fiscal year ended March 31, 2004. The substitutional portion of the plan assets which will be transferred to the government in the future year is measured to be approximately ¥36,793 million as of March 31, 2004.

16. Commitments and Contingent Liabilities

a. Chuo Mitsui and a certain consolidated subsidiary issue commitments to extend credit and establish credit lines for overdraft by making agreements to meet the financing needs of their customers. The total balance of unused commitment lines as of March 31, 2005 and 2004, was ¥1,874,952 million ($17,465,794 thousand) and ¥1,594,457 million, respectively, of which commitment lines whose maturities are less than one year were ¥1,803,555 million ($16,800,700 thousand) and ¥1,565,799 million, respectively.

Many of these commitment lines expire without being drawn. As such, the total balance of unused commitment lines does not necessarily impact on future cash flows of Chuo Mitsui and a certain consolidated subsidiary. Furthermore, many commitment lines contain provisions that allow Chuo Mitsui and a certain consolidated subsidiary to refuse to advance funds to the customers or reduce the contract amount of the commitment lines under certain conditions.

Chuo Mitsui and a certain consolidated subsidiary may also request customers to provide collateral, if necessary, such as real estate or securities on the execution date of the contract. After the execution date, Chuo Mitsui and a certain consolidated subsidiary periodically monitor the customers' creditworthiness over the term of the contracts in accordance with internal policies, and take measures to manage the credit exposures such as by revising the terms of the contracts, if necessary.

b. Under certain trust agreements, repayments of the principal of the customers' trust assets are guaranteed by Chuo Mitsui. Regarding guaranteed trusts, Chuo Mitsui guaranteed the principal amount of ¥1,477,846 million ($13,766,622 thousand) and ¥1,570,268 million for certain money trusts as of March 31, 2005 and 2004, respectively, and ¥1,620,039 million ($15,091,190 thousand) and ¥1,995,167 million for loan trusts as of March 31, 2005 and 2004, respectively.

17. Shareholders' Equity

Japanese companies are subject to the Japanese Commercial Code (the "Code").

The Code requires that all shares of capital stock are recorded with no par value, and at least 50% of the issue price of new shares is required to be recorded as capital stock and the remaining net proceeds as additional paid-in capital, which is included in capital surplus. The Code permits Japanese companies, upon approval of the Board of Directors, to issue shares to existing shareholders without consideration as a stock split. Such issuance of shares generally does not give rise to changes within the shareholders' accounts.

The Banking Law of Japan provides that an amount at least equal to 20% of the aggregate amount of cash dividends and certain other appropriations of retained earnings associated with cash outlays applicable to each period shall be appropriated as a legal reserve (a component of retained earnings) until such reserve and additional paid-in capital equals 100% of

capital stock. The amount of total additional paid-in capital and legal reserve that exceeds 100% of the capital stock may be available for dividends by resolution of the shareholders. In addition, the Code permits the transfer of a portion of additional paid-in capital and legal reserve to the stated capital by resolution of the Board of Directors.

The Code allows Japanese companies to repurchase treasury stock by a resolution of the shareholders at the general shareholders' meeting and dispose of such treasury stock by resolution of the Board of Directors. The repurchased amount of treasury stock cannot exceed the amount available for future dividends plus the amount of capital stock, additional paid-in capital or legal reserve to be reduced in the case where such reduction was resolved at the general shareholders' meeting.

In addition to the provision that requires an appropriation for a legal reserve in connection with the cash payment, the Code imposes certain limitations on the amount of retained earnings available for dividends. The amount of retained earnings available for dividends under the Code and the Banking Law of Japan was ¥86,588 million ($806,598 thousand) as of March 31, 2005, based on the amount recorded in Chuo Mitsui's general books of account.

Dividends are approved by the shareholders at a meeting held subsequent to the fiscal year to which the dividends are applicable. Semiannual interim dividends may also be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Code.

In addition to the conversion of convertible bonds, Chuo Mitsui issued 15,625 thousand shares of common stock at a total amount of ¥10,000 million (¥640 per share) on March 26, 2004, all to Mitsui Trust Holdings. A total of 50% of the total paid-in amount on issuance was recorded as capital stock and the remaining net proceeds as additional paid-in capital in capital surplus.

18. Common Stock and Preferred Stock

Common stock and preferred stock as of March 31, 2005, consisted of the following:

	Number of shares (Thousands)		Per share (Yen)
Class of stock	Authorized	Issued	Fiscal year-end cash dividend
Common stock	3,911,104	1,245,333	¥ 7.81
Class I Preferred Stock:			
First series		20,000	40.00
Second series		93,750	14.40
Third series		156,406	20.00
Total	382,941	270,156	

Chuo Mitsui issued non-voting, non-cumulative and non-participating preferred stock to Mitsui Trust Holdings. This preferred stock is convertible into common stock at the specific convertible price. The preferred shareholder shall be entitled, in priority to any payment of dividends on or in respect of any other class of share, to the specific annual dividend.

Preferred shareholders receive liquidation at ¥1,600 per share and do not have the right to participate in any further liquidation distribution.

The preferred stock is convertible for a fixed period of time at the option of the shareholder. Unless previously converted by the preferred shareholder, all outstanding preferred shares will be mandatorily exchanged for fully paid shares of common stock on a specific day.

Issue terms of each preferred stock are as follows:

	Class I preferred stock		
	First series	Second series	Third series
Annual dividend	¥40.00	¥14.40	¥20.00
Convertible due	July 31, 2018	July 31, 2009	July 31, 2009
Convertible price	¥533.00	¥552.00	¥552.00

19. Other Interest Income

Other interest income for the fiscal years ended March 31, 2005 and 2004, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Interest on due from banks	**¥ 812**	¥793	**$ 7,570**
Interest on interest rate swaps	**854**	22	**7,962**
Interest on monetary claims bought	**1,416**	87	**13,197**
Other	**122**	43	**1,144**
Total	**¥3,207**	¥947	**$29,876**

20. Trust Fees

Chuo Mitsui receives fees for controlling and managing trust properties held under trust agreements between it and its clients.

21. Other Operating Income

Other operating income for the fiscal years ended March 31, 2005 and 2004, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Gains on foreign exchange		¥ 40	
Gains on sales and redemption of bonds	¥40,035	46,568	$372,942
Gains on sales of loans	34,414	15,777	320,581
Other	391	250	3,646
Total	¥74,841	¥62,637	$697,170

22. Other Income

Other income for the fiscal years ended March 31, 2005 and 2004, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Gains on sales of stocks and other securities	¥34,855	¥ 69,631	$324,689
Gains on money held in trust	454	1,976	4,232
Lease-related income	31,328	32,076	291,832
Net reversal of allowance for possible loan losses		6,637	
Refund of enterprise taxes from the Tokyo Metropolitan Government		8,119	
Gains on transfer of the substitutional portion of the governmental pension program		17,379	
Other	16,695	30,514	155,524
Total	¥83,333	¥166,336	$776,279

23. Other Interest Expenses

Other interest expenses for the fiscal years ended March 31, 2005 and 2004, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Interest on subordinated bonds	¥ 4,926	¥ 4,218	$ 45,891
Interest on subordinated convertible bonds	4	9	38
Interest on interest rate swaps		1,248	
Interest on payables under repurchase agreements and payables under securities lending transactions	6,183	2,963	57,603
Other	5,993	7,689	55,828
Total	¥17,107	¥16,128	$159,363

24. Other Operating Expenses

Other operating expenses for the fiscal years ended March 31, 2005 and 2004, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Losses on sales and redemption of bonds	¥49,492	¥12,416	$461,036
Losses on derivatives	4,406	5,351	41,051
Other	2,470	351	23,010
Total	¥56,369	¥18,126	$525,098

25. Other Expenses

Other expenses for the fiscal years ended March 31, 2005 and 2004, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Net provision for possible loan losses	¥ 10,890		$ 101,450
Write-off of loans	20,531	¥ 27,404	191,253
Losses on sales of stocks and other securities	6,592	52,993	61,412
Losses on devaluation of stocks and other securities	9,220	2,570	85,890
Losses on money held in trust	503	253	4,692
Lease-related expenses	29,488	29,740	274,693
Losses on disposal of premises and equipment	1,611	3,261	15,015
Amortization of transitional obligation for retirement benefits	6,323	10,063	58,902
Other	31,243	75,316	291,042
Total	¥116,405	¥201,602	$1,084,353

26. Income Taxes

Chuo Mitsui and its domestic consolidated subsidiaries are subject to Japanese national and local income taxes which, in the aggregate, resulted in a normal effective statutory tax rate of approximately 40.63% and 39.52% for the fiscal years ended March 31, 2005 and 2004, respectively.

The tax effects of significant temporary differences and loss carryforwards, which resulted in deferred tax assets and liabilities as of March 31, 2005 and 2004, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Deferred tax assets:			
Allowance for possible loan losses	¥ 47,455	¥ 62,850	$ 442,063
Tax loss carryforwards	236,992	271,608	2,207,657
Securities	29,871	31,105	278,260
Net unrealized losses on available-for-sale securities		5,503	
Other	51,959	37,638	484,020
Valuation allowance	(117,775)	(119,056)	(1,097,114)
Total deferred tax assets	248,503	289,650	2,314,886
Deferred tax liabilities	(28,459)	(20,756)	(265,106)
Net deferred tax assets	¥ 220,043	¥ 268,894	$ 2,049,779

A reconciliation between the normal effective statutory tax rate and the actual effective tax rates reflected in the accompanying consolidated statements of income for the fiscal years ended March 31, 2005 and 2004, was as follows:

	2005	2004
Normal effective statutory tax rate	40.63%	39.52%
Valuation allowance	(8.45)	7.74
Elimination of unrealized gain on intercompany transactions		9.15
Other—net	0.22	1.15
Actual effective tax rate	32.40%	57.57%

27. *Transactions Related to Cash Flows*

Assets and liabilities of Tokyo Securities Transfer Agent Co., Ltd., which was newly consolidated with Chuo Mitsui through the acquisition of 73.3% of its stocks, were as follows:

	2005	
	Millions of yen	Thousands of U.S. dollars
Securities	¥ 954	$ 8,888
Reserve for retirement benefits	(411)	(3,833)
Other assets and liabilities	2,118	19,736
Minority interests	(709)	(6,611)
Goodwill	9,996	93,118
Purchase price of common stock	11,948	111,299
Cash and cash equivalent of Tokyo Securities Transfer Agent Co., Ltd.	(1,928)	(17,961)
Payment for purchase of stocks, net of cash acquired	¥10,019	$ 93,337

28. *Leases*

Lessee

Total lease payments under finance lease arrangements that do not transfer ownership of the leased property to the lessee were ¥35 million ($327 thousand) and ¥12 million for the fiscal years ended March 31, 2005 and 2004, respectively.

Pro forma information on leased property such as acquisition cost and accumulated depreciation and obligations under finance leases as of March 31, 2005 and 2004, and the related depreciation expense and interest expense under finance leases for the fiscal years ended March 31, 2005 and 2004, on an "as if capitalized" basis were as follows:

	Millions of yen		
	2005		
	Equipment	Other assets	Total
Acquisition cost	¥430	¥24	¥454
Accumulated depreciation	314	19	334
Net leased property	¥115	¥ 4	¥120

	Millions of yen
	2004
	Equipment
Acquisition cost	¥24
Accumulated depreciation	22
Net leased property	¥ 2

	Thousands of U.S. dollars		
	2005		
	Equipment	Other assets	Total
Acquisition cost	$4,010	$227	$4,237
Accumulated depreciation	2,930	183	3,113
Net leased property	$1,079	$ 43	$1,123

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Obligations under finance leases:			
Due within one year	¥110	¥2	$1,028
Due after one year	12		113
Total	¥122	¥2	$1,142

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Depreciation expense	¥31	¥9	$297
Interest expense	2		23
Total	¥34	¥9	$321

Depreciation expense and interest expense, which are not reflected in the accompanying consolidated statements of income, were computed by the straight-line method and the interest method, respectively.

The minimum rental commitments under noncancellable operating leases as of March 31, 2005 and 2004, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Due within one year	**¥ 7**	¥ 5	**$ 71**
Due after one year	**17**	13	**161**
Total	**¥24**	¥19	**$232**

Lessor

Total leases receipts under finance lease arrangements that do not transfer ownership of the leased property to the lessee were ¥29,185 million ($271,870 thousand) and ¥30,787 million for the fiscal years ended March 31, 2005 and 2004, respectively.

Information on leased property that does not transfer ownership of the leased property to the lessee as of March 31, 2005 and 2004, was as follows:

	Millions of yen		
	2005		
	Equipment	Other assets	Total
Acquisition cost	**¥183,834**	**¥14,795**	**¥198,630**
Accumulated depreciation	**122,891**	**8,743**	**131,635**
Net leased property	**¥ 60,942**	**¥ 6,051**	**¥ 66,994**

	Millions of yen		
	2004		
	Equipment	Other assets	Total
Acquisition cost	¥195,234	¥2,027	¥197,261
Accumulated depreciation	125,134	1,072	126,206
Net leased property	¥ 70,100	¥ 954	¥ 71,055

	Thousands of U.S. dollars		
	2005		
	Equipment	Other assets	Total
Acquisition cost	**$1,712,475**	**$137,828**	**$1,850,304**
Accumulated depreciation	**1,144,774**	**81,452**	**1,226,226**
Net leased property	**$ 567,701**	**$ 56,376**	**$ 624,077**

Receivables under finance leases as of March 31, 2005 and 2004, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Due within one year	**¥24,582**	¥26,215	**$228,994**
Due after one year	**46,059**	49,002	**429,056**
Total	**¥70,641**	¥75,217	**$658,050**

Depreciation expense and interest income under finance leases for the fiscal years ended March 31, 2005 and 2004, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Depreciation expense	**¥26,853**	¥28,221	**$250,151**
Interest income	**975**	1,138	**9,084**
Total	**¥27,828**	¥29,360	**$259,235**

Interest income, which is not reflected in the accompanying consolidated statements of income, was computed by the interest method.

The minimum rental commitments under noncancellable operating leases as of March 31, 2005 and 2004, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Due within one year	**¥1,306**	¥1,041	**$12,172**
Due after one year	**2,423**	1,968	**22,575**
Total	**¥3,730**	¥3,010	**$34,748**

29. Derivatives Information

Derivative Transactions

a. Instruments

The primary derivative transactions undertaken by Chuo Mitsui are listed below.

Interest rate derivatives: interest futures, interest rate future options, interest rate swaps, caps, floors and swaptions

Bond derivatives: bond futures, bond future options, over-the-counter bond options

Currency derivatives: foreign exchange contracts, currency swaps and currency options

Stock derivatives: equity swaps, stock forward transactions

Other: credit derivatives

b. Purposes and Policies for Derivative Transactions

Chuo Mitsui employs derivative transactions as a vital tool to meet the increasingly sophisticated and diversified financial needs of clients, to keep the market risk exposure on its own assets and liabilities to a level commensurate with its risk management capacity and to seek to capture gains primarily through price fluctuations. Derivative transactions involve various risks, including market risk, which arise through changing interest rates and price fluctuations. Chuo Mitsui must be aware of the characteristics and volume of such risk and enforce strict risk management processes to hedge the risks inherent in derivative transactions.

c. Contents of Risks for Derivative Transactions

(1) Market Risk

Market risk is the potential for loss caused by fluctuations in the fair value of financial products or portfolios, owing to changes in market volatility on the market prices of traded products, such as interest rates, foreign exchange rates and marketable securities. Chuo Mitsui measures risk volume through such means as basis point value ("BPV")* and value at risk ("VaR")**.

VaR of the transactions for trading purposes for the fiscal years ended March 31, 2005 and 2004***, is presented below.

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Maximum	**¥1,776**	¥279	**$16,539**
Minimum	**101**	18	**936**
Average	**433**	95	**4,034**
End of year	**101**	62	**938**

* BPV shows the change in fair value of transactions when interest rates change by one basis point (0.01%).

** VaR is a method to statistically gauge the maximum portfolio loss at a certain probability during a given holding period, thereby facilitating standardized measurement of risk across different products, including interest rates, foreign exchange rates and bonds.

*** Measurement assumes a confidence level of 99% and a holding period of 10 days.

(2) Credit Risk

Credit risk is the possibility of reduction or complete elimination of fair value on transactions, owing to such adverse developments as the worsening financial position of a borrower. In the case of derivative transactions, credit risk is not the loss of the assumed principal but the cost, or reconstruction cost, extended to conclude an agreement with a third party having cash flow equivalent to the amount at the time the original counterparty defaulted.

Chuo Mitsui's credit equivalent—determined on a consolidated basis according to Bank for International Settlements (BIS) capital adequacy standards—comprises latent credit exposure plus reconstruction costs. The amounts as of March 31, 2005 and 2004, comprise the following components:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Interest rate swaps	**¥109,438**	¥116,865	**$1,019,455**
Currency swaps	**1,798**	3,265	**16,752**
Foreign exchange contracts	**26,268**	18,184	**244,698**
Interest options (Buy)	**922**	3,312	**8,593**
Currency options (Buy)	**270**	333	**2,524**
Stock derivative transactions	**1,062**	1,510	**9,899**
Effect of close-out netting agreements that reduce Chuo Mitsui's credit risk exposure	**(75,845)**	(90,933)	**(706,522)**
Total	**¥ 63,916**	¥ 52,537	**$ 595,401**

d. Risk Management System for Derivative Transactions

In accordance with the Rules for Risk Management Mitsui Trust Holdings has established for Mitsui Trust Financial Group, Chuo Mitsui assumes risk only within strategic objectives and risk-hedging capabilities, based on suitable risk management, and adheres to a basic risk management policy to secure appropriate returns on investment.

With regard to market risk, Chuo Mitsui follows Regulations for Market Risk Management to reinforce and control accurate hedging techniques and risk. A cross-check structure has been established whereby the divisions that execute transactions are clearly separate from the divisions that process the transactions, and overall management of market risk is consolidated under the Corporate Risk Management Department, which is independent of both the front and back offices and pinpoints the status of activities undertaken by both office categories.

This department identifies and analyzes groupwide risk, tracks compliance of risk limits and reports to the director in charge on a daily basis and to the Executive Committee on a monthly basis.

With regard to hedge transactions, Chuo Mitsui has prepared Rules for Hedge Transactions to maintain suitable control of hedge transactions.

For credit risk, Chuo Mitsui follows its Rules for Credit Risk Management, which provide direction for regulating credit risk on loans, fund transactions, derivative transactions and other credit-related risks, and works to forge a stronger credit risk management structure.

Credit lines for derivative and other transactions are established through strict procedures, in accordance with trading standards provided separately. The compliance status of such credit lines and other conditions is appropriately monitored.

Fair Value of Transactions

The following transactions are stated at fair value and unrealized gains (losses) are reflected in the consolidated statements of income. Transactions which qualify for hedge accounting were excluded from the following table.

Interest rate transactions

	Millions of yen			
	2005			
	Contract or notional amount			
	Total	Over one year	Fair value	Unrealized gains (losses)
Listed:				
Interest rate futures contracts:				
Selling	¥ 98,842		¥ 162	¥ 162
Buying	70,724		(423)	(423)
Over-the-counter:				
Interest rate swaps:				
Fixed rate receipt, floating rate payment	3,372,963	¥2,689,806	54,456	54,456
Floating rate receipt, fixed rate payment	3,278,010	2,567,044	(39,959)	(39,959)
Floating rate receipt, floating rate payment	32,200	32,200	3,746	3,746
Caps:				
Selling	28,517	25,517	(61)	292
Buying	18,110	15,110	45	(24)
Others:				
Selling	107,550	49,050	(1,401)	65
Buying	24,000	10,000	320	(27)
Total			¥ 16,886	¥ 18,288

	Millions of yen			
	2004			
	Contract or notional amount			
	Total	Over one year	Fair value	Unrealized gains (losses)
Listed:				
Interest rate futures contracts:				
Selling	¥ 47,919		¥ (24)	¥ (24)
Buying	61,224		(43)	(43)
Over-the-counter:				
Interest rate swaps:				
Fixed rate receipt, floating rate payment	3,093,386	¥2,290,954	79,177	79,177
Floating rate receipt, fixed rate payment	2,925,631	2,206,157	(66,109)	(66,109)
Floating rate receipt, floating rate payment	32,200	32,200	3,910	3,910
Caps:				
Selling	13,600	13,600	(33)	10
Buying	5,600	5,600	1	(13)
Others:				
Selling	93,500	74,500	(1,428)	(156)
Buying	44,000	24,000	420	46
Total			¥ 15,869	¥ 16,796

	Thousands of U.S. dollars			
	2005			
	Contract or notional amount			
	Total	Over one year	Fair value	Unrealized gains (losses)
Listed:				
Interest rate futures contracts:				
Selling	$ 920,749		$ 1,517	$ 1,517
Buying	658,823		(3,946)	(3,946)
Over-the-counter:				
Interest rate swaps:				
Fixed rate receipt, floating rate payment	31,420,245	$25,056,417	507,282	507,282
Floating rate receipt, fixed rate payment	30,535,724	23,912,854	(372,235)	(372,235)
Floating rate receipt, floating rate payment	299,953	299,953	34,904	34,904
Caps:				
Selling	265,648	237,702	(571)	2,725
Buying	168,700	140,754	427	(231)
Others:				
Selling	1,001,863	456,916	(13,057)	607
Buying	223,567	93,153	2,984	(257)
Total			$157,305	$170,367

Note: The fair value of listed transactions is calculated according to closing market prices on the Tokyo International Financial Futures Exchange and other exchanges. The fair value of over-the-counter transactions is calculated according to discounted present value, the option pricing model and other valuation techniques.

Currency transactions

	Millions of yen		
	2005		
	Contract or notional amount	Fair value	Unrealized gains (losses)
Over-the-counter:			
Currency rate swaps	¥128,820	¥ (428)	¥ (428)
Foreign exchange contracts:			
Selling	785,616	(18,437)	(18,437)
Buying	863,282	18,131	18,131
Currency options:			
Selling	9,554	(164)	(40)
Buying	10,627	164	19
Total		¥ (734)	¥ (754)

	Millions of yen		
	2004		
	Contract or notional amount	Fair value	Unrealized gains (losses)
Over-the-counter:			
Currency rate swaps	¥221,865	¥ (407)	¥ (407)
Foreign exchange contracts:			
Selling	514,904	15,476	15,476
Buying	573,766	(13,053)	(13,053)
Currency options:			
Selling	12,572	(151)	(18)
Buying	26,069	224	41
Total		¥ 2,087	¥ 2,038

	Thousands of U.S. dollars		
	2005		
	Contract or notional amount	Fair value	Unrealized gains (losses)
Over-the-counter:			
Currency rate swaps	**$1,200,000**	**$ (3,992)**	**$ (3,992)**
Foreign exchange contracts:			
Selling	**7,318,270**	**(171,749)**	**(171,749)**
Buying	**8,041,752**	**168,898**	**168,898**
Currency options:			
Selling	**89,000**	**(1,534)**	**(373)**
Buying	**99,000**	**1,534**	**184**
Total		**$ (6,843)**	**$ (7,032)**

Note: The fair value of over-the-counter currency transactions is calculated according to discounted present value, the option pricing model and other valuation techniques.

Stock transactions

	Millions of yen		
	2004		
	Contract or notional amount	Fair value	Unrealized gains (losses)
Listed:			
Stock index futures:			
Selling	¥1,735	¥ (33)	¥ (33)
Over-the-counter:			
Stock index swaps:			
Receipts equity index return/Payments short-term floating rate interest	5,032	(73)	(73)
Total		¥(106)	¥(106)

Note: The fair value of listed transactions is calculated according to closing market prices on the Tokyo International Financial Futures Exchange and other exchanges. The fair value of over-the-counter transactions is calculated according to discounted present value and other valuation techniques.

Bond transactions

	Millions of yen		
	2005		
	Contract amount	Fair value	Unrealized gains (losses)
Listed:			
Bond futures:			
Selling	**¥4,108**		
Buying	**574**	**¥(2)**	**¥(2)**

	Millions of yen		
	2004		
	Contract amount	Fair value	Unrealized gains (losses)
Listed:			
Bond futures:			
Selling	¥11,578	¥ (7)	¥ (7)
Buying	12,904	(38)	(38)
Total		¥(46)	¥(46)

	Thousands of U.S. dollars		
	2005		
	Contract amount	Fair value	Unrealized gains (losses)
Listed:			
Bond futures:			
Selling	**$38,268**	**$ (3)**	**$ (3)**
Buying	**5,353**	**(18)**	**(18)**
Total		**$(21)**	**$(21)**

Note: The fair value of listed transactions is calculated according to closing market prices on the stock exchanges, such as the Tokyo Stock Exchange.

Credit derivative transactions

	Millions of yen			
	2005			
	Contract or notional amount			
	Total	Over one year	Fair value	Unrealized gains (losses)
Over-the-counter:				
Credit default swaps:				
Selling	**¥77,000**	**¥72,000**	**¥590**	**¥590**

	Millions of yen			
	2004			
	Contract or notional amount			
	Total	Over one year	Fair value	Unrealized gains (losses)
Over-the-counter:				
Credit default swaps:				
Selling	¥65,000	¥65,000	¥(57)	¥(57)

	Thousands of U.S. dollars			
	2005			
	Contract or notional amount			
	Total	Over one year	Fair value	Unrealized gains (losses)
Over-the-counter:				
Credit default swaps:				
Selling	**$717,279**	**$670,703**	**$5,497**	**$5,497**

Notes: 1. Fair value is calculated according to discounted present value.
2. "Selling" refers to acceptance transactions on credit risk.

30. Segment Information

Information about business segments, geographic segments and ordinary income from international operations for the fiscal years ended March 31, 2005 and 2004, is as follows:

(1) Business Segment Information

	Millions of yen			
	2005			
	Trust and banking business	Other finance-related operations	Eliminations/ corporate	Consolidated
Ordinary income:				
External customers	**¥ 418,536**	**¥ 51,597**		**¥ 470,133**
Intersegment	**3,965**	**4,761**	**¥ (8,727)**	
Total ordinary income	**422,502**	**56,359**	**(8,727)**	**470,133**
Ordinary expenses	**285,165**	**51,706**	**(6,667)**	**330,204**
Ordinary profit	**¥ 137,336**	**¥ 4,652**	**¥ (2,060)**	**¥ 139,929**
Assets, depreciation and capital expenditures:				
Total assets	**¥13,254,935**	**¥198,745**	**¥(182,299)**	**¥13,271,381**
Depreciation	**16,426**	**28,851**		**45,277**
Capital expenditures	**9,210**	**26,839**		**36,049**

	Millions of yen			
	2004			
	Trust and banking business	Other finance-related operations	Eliminations/ corporate	Consolidated
Ordinary income:				
External customers	¥ 428,349	¥ 53,098		¥ 481,447
Intersegment	4,665	3,180	¥ (7,846)	
Total ordinary income	433,015	56,279	(7,846)	481,447
Ordinary expenses	340,603	50,018	(7,854)	382,767
Ordinary profit	¥ 92,411	¥ 6,260	¥ 8	¥ 98,680
Assets, depreciation and capital expenditures:				
Total assets	¥12,589,243	¥195,410	¥(152,497)	¥12,632,157
Depreciation	16,955	30,173		47,129
Capital expenditures	7,831	27,600		35,431

	Thousands of U.S. dollars			
	2005			
	Trust and banking business	Other finance-related operations	Eliminations/ corporate	Consolidated
Ordinary income:				
External customers	**$ 3,898,800**	**$ 480,648**		**$ 4,379,448**
Intersegment	**36,943**	**44,353**	**$ (81,297)**	
Total ordinary income	**3,935,744**	**525,002**	**(81,297)**	**4,379,448**
Ordinary expenses	**2,656,405**	**481,659**	**(62,107)**	**3,075,957**
Ordinary profit	**$ 1,279,338**	**$ 43,342**	**$ (19,189)**	**$ 1,303,491**
Assets, depreciation and capital expenditures:				
Total assets	**$123,474,013**	**$1,851,380**	**$(1,698,174)**	**$123,627,219**
Depreciation	**153,014**	**268,762**		**421,776**
Capital expenditures	**85,794**	**250,015**		**335,810**

Notes: 1. Ordinary income represents total income excluding mainly net reversal of allowance for possible loan losses and gain on transfer of the substitutional portion of the governmental pension program in other income. Ordinary expenses represents total expenses excluding mainly losses on disposal of premises and equipment and amortization of transitional obligation for retirement benefits in other expenses.
2. "Other finance-related operations" mainly consists of credit guarantee services, leasing and credit card services.
3. Accounting change
The existing accounting standard for employees' retirement benefits prohibited recognition of any excess portion of plan assets exceeding the projected benefit obligation that had arisen due to an excess of the actual return of plan assets over the expected return or a reduction of benefits level. This standard was amended in March 2005 to allow recognition of such excess portion of plan assets from the fiscal year ended March 31, 2005. In accordance with the amended standard, Chuo Mitsui recognized excess plan assets due to actual return of plan assets exceeding the expected return. Such excess was recognized as actuarial gain and is being recognized over nine years from the fiscal year ended March 31, 2005.
The effect of this change was to decrease ordinary expenses by ¥1,280 million ($11,925 thousand) and increase ordinary profit by the same amount for "Trust and banking business," for the fiscal year ended March 31, 2005.

(2) Geographic Segment Information

Since domestic (Japan) total ordinary income and total assets by geographic segment for the fiscal years ended March 31, 2005 and 2004, represented more than 90% of the consolidated total ordinary income and total assets of each respective year, geographic segment information was not required to be disclosed.

(3) Ordinary Income from International Operations

	Millions of yen, except percentage data		Thousands of U.S. dollars, except percentage data
	2005	2004	**2005**
Ordinary income from international operations (A)	**¥ 47,147**	¥ 49,965	**$ 439,197**
Consolidated ordinary income (B)	**470,133**	481,447	**4,379,449**
(A)/(B) (%)	**10.0%**	10.3%	**10.0%**

Note: Ordinary income from international operations represents ordinary income arising from international operations both in and outside Japan.

31. *Related Party Transactions*

Chuo Mitsui is funded by Mitsui Trust Holdings. The balances due to Mitsui Trust Holdings as of March 31, 2005 and 2004, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Borrowed money		¥140,000	
Subordinated bonds (see Note 13)		100,000	
Subordinated convertible bonds (see Note 13)	**¥381**	466	**$3,549**
Total	**¥381**	¥240,466	**$3,549**

Note: See Note 17 for capital transaction with Mitsui Trust Holdings.

32. *Per Share Information*

Reconciliation of the differences between basic and diluted net income per share ("EPS") for the fiscal years ended March 31, 2005 and 2004, was as follows:

	Millions of yen	Thousands of shares	Yen	U.S. dollars
Fiscal year ended March 31, 2005	Net income	Weighted-average shares	EPS	EPS
Basic EPS				
Net income available to common shareholders	**¥83,092**	**1,245,261**	**¥66.72**	**$0.62**
Effect of dilutive securities				
Convertible bonds	**1**	**418**		
Preferred stocks	**5,278**	**970,375**		
Diluted EPS				
Net income for computation	**¥88,372**	**2,216,055**	**¥39.87**	**$0.37**
Fiscal year ended March 31, 2004				
Basic EPS				
Net income available to common shareholders	¥44,698	1,227,521	¥36.41	
Effect of dilutive securities				
Convertible bonds	4	2,239		
Preferred stocks	5,278	970,925		
Diluted EPS				
Net income for computation	¥49,980	2,200,686	¥22.71	

33. *Subsequent Event*

The following plan of Chuo Mitsui for the appropriation of unappropriated profit was approved at the general meeting of shareholders held on June 28, 2005:

	Millions of yen	Thousands of U.S. dollars
Fiscal year-end cash dividends:		
Common stock, ¥7.81 ($0.07) per share	¥ 9,726	$ 90,601
Class I preferred stock (first series), ¥40.00 ($0.37) per share	800	7,452
Class I preferred stock (second series), ¥14.40 ($0.13) per share	1,350	12,575
Class I preferred stock (third series), ¥20.00 ($0.18) per share	3,128	29,139
Total	¥15,004	$139,768

Deloitte Touche Tohmatsu
MS Shibaura Building
4-13-23 Shibaura
Minato-ku, Tokyo 108-8530
Japan

Tel: +81(3)3457 7321
Fax: +81(3)3457 1694
www.deloitte.com/jp

Independent Auditors' Report

To the Board of Directors of
The Chuo Mitsui Trust and Banking Company, Limited:

We have audited the accompanying consolidated balance sheets (banking account) of The Chuo Mitsui Trust and Banking Company, Limited (the "Bank") and consolidated subsidiaries as of March 31, 2005 and 2004, and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Bank and consolidated subsidiaries as of March 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Japan.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

June 28, 2005

Member of
Deloitte Touche Tohmatsu

Non-Consolidated Balance Sheets (Supplemental Information—Unaudited)

The Chuo Mitsui Trust and Banking Company, Limited
As of March 31, 2005 and 2004

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
ASSETS			
Cash and cash equivalents	¥ 388,118	¥ 398,352	$ 3,615,453
Due from banks other than due from the Bank of Japan	61,789	64,293	575,585
Call loans	11,388		106,083
Receivables under securities borrowing transactions	53,750	34,427	500,698
Monetary claims bought	105,234	54,187	980,288
Trading assets	29,260	21,121	272,574
Securities	4,006,090	3,585,337	37,318,030
Money held in trust	6,273	11,961	58,441
Loans and bills discounted	7,228,883	7,289,543	67,339,393
Foreign exchanges	1,881	6,713	17,525
Other assets	301,135	444,281	2,805,172
Premises and equipment	127,138	137,984	1,184,338
Deferred tax assets	225,900	268,900	2,104,331
Customers' liabilities for acceptances and guarantees	303,565	263,401	2,827,806
Allowance for possible loan losses	(55,893)	(92,603)	(520,667)
Total	¥12,794,515	¥12,487,902	$119,185,057
LIABILITIES AND SHAREHOLDERS' EQUITY			
Liabilities:			
Deposits	¥ 9,019,204	¥ 9,138,118	$ 84,016,807
Call money	245,731	154,817	2,289,064
Payables under repurchase agreements	49,999		465,763
Payables under securities lending transactions	875,826	418,182	8,158,608
Bills sold		97,900	
Trading liabilities	8,226	4,298	76,635
Borrowed money	175,836	342,833	1,637,973
Foreign exchanges	36	28	340
Subordinated bonds	177,347	116,100	1,652,049
Subordinated convertible bonds	381	466	3,549
Payables to trust account	1,237,214	1,340,159	11,525,049
Other liabilities	81,304	85,618	757,380
Reserve for bonus payment	1,977	2,006	18,420
Acceptances and guarantees	303,565	263,401	2,827,806
Total liabilities	12,176,651	11,963,930	113,429,450
Shareholders' equity:			
Common stock and preferred stock	356,306	356,264	3,319,114
Capital surplus	105,621	105,578	983,898
Retained earnings	137,502	90,407	1,280,875
Land revaluation difference	(14,810)	(14,736)	(137,962)
Net unrealized gains (losses) on available-for-sale securities	33,244	(13,543)	309,680
Total shareholders' equity	617,864	523,971	5,755,606
Total	¥12,794,515	¥12,487,902	$119,185,057

Non-Consolidated Statements of Income (Supplemental Information—Unaudited)

The Chuo Mitsui Trust and Banking Company, Limited
Fiscal years ended March 31, 2005 and 2004

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Income:			
Interest income:			
Interest on loans and bills discounted	¥102,846	¥115,911	$ 958,052
Interest and dividends on securities	52,546	40,392	489,490
Interest on call loans and bills bought	56	140	529
Other interest income	3,188	1,025	29,697
Trust fees	48,148	46,024	448,518
Fees and commissions	85,221	62,047	793,870
Trading gains	7,800	11,376	72,668
Other operating income	74,479	62,866	693,796
Other income	39,433	154,648	367,338
Total income	413,722	494,434	3,853,961
Expenses:			
Interest expenses:			
Interest on deposits	19,951	25,830	185,854
Interest on call money and bills sold	581	96	5,419
Interest on borrowings	9,389	10,449	87,463
Other interest expenses	16,457	15,482	153,303
Fees and commissions	16,859	15,050	157,052
Trading losses	737	419	6,874
Other operating expenses	56,362	17,953	525,033
General and administrative expenses	99,325	106,965	925,246
Other expenses	68,548	156,575	638,549
Total expenses	288,213	348,824	2,684,798
Income before income taxes	125,509	145,610	1,169,163
Income taxes:			
Current	487	310	4,536
Deferred	43,000	66,600	400,558
Net income	¥ 82,022	¥ 78,699	$ 764,067

	Yen		U.S. dollars
	2005	2004	2005
Per share of common stock:			
Basic net income	¥61.62	¥59.81	$0.57
Diluted net income	37.01	35.76	0.34

Non-Consolidated Balance Sheets (Supplemental Information—Unaudited)

Mitsui Asset Trust and Banking Company, Limited
As of March 31, 2005 and 2004

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
ASSETS			
Cash and cash equivalents	¥ 57,135	¥ 58,028	$ 532,235
Due from banks other than due from the Bank of Japan	919	1,876	8,564
Securities	84,232	55,221	784,654
Other assets	38,836	42,718	361,772
Premises and equipment	1,687	2,001	15,720
Deferred tax assets	2,745	6,879	25,573
Allowance for possible loan losses	(10)	(12)	(95)
Total	¥185,546	¥166,712	$1,728,426
LIABILITIES AND SHAREHOLDERS' EQUITY			
Liabilities:			
Deposits	¥ 117	¥ 149	$ 1,094
Call money	79,500	65,300	740,568
Borrowed money	52,000	52,000	484,396
Payables to trust account	1,912	2,940	17,812
Other liabilities	8,589	5,013	80,013
Reserve for bonus payment	280	340	2,612
Reserve for retirement benefits		461	
Total liabilities	142,399	126,206	1,326,497
Shareholders' equity:			
Common stock	11,000	11,000	102,468
Capital surplus	21,246	21,246	197,913
Retained earnings	10,905	8,262	101,590
Net unrealized losses on available-for-sale securities	(4)	(1)	(43)
Total shareholders' equity	43,147	40,506	401,928
Total	¥185,546	¥166,712	$1,728,426

Non-Consolidated Statements of Income (Supplemental Information—Unaudited)

Mitsui Asset Trust and Banking Company, Limited
Fiscal years ended March 31, 2005 and 2004

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Income:			
Interest income:			
Interest and dividends on securities	**¥ 14**	¥ 19	**$ 133**
Other interest income	**69**	70	**650**
Trust fees	**41,039**	38,208	**382,294**
Fees and commissions	**5,032**	3,960	**46,877**
Other income	**1,495**	1,929	**13,931**
Total income	**47,651**	44,189	**443,886**
Expenses:			
Interest expenses:			
Interest on borrowings	**75**	131	**705**
Other interest expenses	**14**	41	**136**
Fees and commissions	**13,202**	9,340	**122,989**
General and administrative expenses	**15,856**	21,068	**147,711**
Other expenses	**1,232**	7,048	**11,484**
Total expenses	**30,383**	37,631	**283,028**
Income before income taxes	**17,268**	6,557	**160,857**
Income taxes:			
Current	**2,988**	1,597	**27,842**
Deferred	**4,136**	336	**38,528**
Net income	**¥10,143**	¥ 4,624	**$ 94,486**

	Yen		U.S. dollars
	2005	2004	**2005**
Per share of common stock:			
Net income	**¥16,905.23**	¥7,707.48	**$157.47**

Financial Statements of Subsidiary Banks (Trust Account—Unaudited)

Mitsui Trust Holdings, Inc.
As of March 31, 2005 and 2004

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Assets:			
Loans and bills discounted (Note 2)	**¥ 1,502,177**	¥ 1,867,778	**$ 13,993,265**
Securities (Note 3)	**5,762,381**	4,657,178	**53,678,451**
Beneficiary rights	**24,975,630**	24,815,037	**232,656,086**
Securities held in custody accounts	**266**	263	**2,484**
Monetary claims	**1,120,841**	753,749	**10,441,003**
Premises and equipment	**2,498,151**	1,868,865	**23,271,092**
Other claims	**31,326**	31,117	**291,813**
Due from banking account	**1,239,126**	1,343,100	**11,542,861**
Cash and due from banks	**158,611**	161,423	**1,477,518**
Total assets	**¥37,288,513**	¥35,498,514	**$347,354,577**
Liabilities:			
Money trusts (Note 4)	**¥16,009,618**	¥15,793,951	**$149,134,777**
Pension trusts	**5,999,513**	6,659,413	**55,887,409**
Property formation benefit trusts	**18,801**	18,963	**175,144**
Loan trusts (Note 5)	**1,392,500**	1,778,080	**12,971,588**
Securities investment trusts	**6,115,693**	4,585,161	**56,969,661**
Money in trust other than money trusts	**566,052**	1,323,529	**5,272,958**
Securities in trust	**745,197**	664,562	**6,941,755**
Money claims in trust	**1,141,500**	767,270	**10,633,445**
Equipment in trust	**151**	431	**1,409**
Real estate in trust	**84,196**	88,101	**784,315**
General trusts	**5,215,289**	3,819,048	**48,582,112**
Total liabilities	**¥37,288,513**	¥35,498,514	**$347,354,577**

See Notes to Financial Statements of Subsidiary Banks (Trust Account—Unaudited).

Notes to Financial Statements of Subsidiary Banks (Trust Account—Unaudited)

Mitsui Trust Holdings, Inc.
Fiscal years ended March 31, 2005 and 2004

1. *Trust Accounts*

Under the Trust Law of Japan, trust activities must be administered separately from a commercial banking business. As a result, assets accepted in trust must be segregated from other assets. Within the general category of trust accounts, each trust account is segregated from other trust assets. Accordingly, the financial statements of Mitsui Trust Holdings, Inc. ("Mitsui Trust Holdings"), do not reflect Mitsui Trust Holdings' records as to the assets accepted in trust, which are maintained separately under the trust account.

Under certain trust agreements, repayments of the principal of the customers' trust assets are guaranteed by The Chuo Mitsui Trust and Company, Limited, and such guaranteed principal as of March 31, 2005 and 2004, was ¥3,097,886 million ($28,857,812 thousand) and ¥3,565,436 million, respectively.

The translations of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥107.35 to U.S.$1, the approximate rate of exchange as of March 31, 2005. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

Amounts less than one million Japanese yen and one thousand U.S. dollars have been truncated. As a result, the total may not be equal to the total of individual amounts.

2. *Loans and Bills Discounted*

Loans and bills discounted as of March 31, 2005 and 2004, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Loans on deeds	**¥1,266,217**	¥1,560,860	**$11,795,229**
Loans on notes	**235,959**	305,809	**2,198,035**
Bills discounted		1,108	
Total	**¥1,502,177**	¥1,867,778	**$13,993,265**

Under certain trust agreements, repayments of the principal of the customers' trust assets are guaranteed by banking subsidiaries, and loans on such guaranteed trust assets as of March 31, 2005 and 2004, included the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Loans to borrowers in bankruptcy	**¥ 4,405**	¥ 7,928	**$ 41,035**
Non-accrual loans	**15,733**	32,269	**146,564**
Loans past due three months or more	**498**	437	**4,643**
Restructured loans	**21,418**	22,644	**199,519**
Total	**¥42,055**	¥63,279	**$391,762**

3. *Securities*

Securities are stated at market price or at cost by each trust agreement.

Securities held as of March 31, 2005 and 2004, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Japanese government bonds	**¥3,010,626**	¥2,233,749	**$28,044,958**
Japanese municipal bonds	**249,507**	143,727	**2,324,242**
Japanese corporate bonds	**902,975**	633,818	**8,411,513**
Japanese stocks	**1,264,756**	1,245,733	**11,781,614**
Foreign securities	**333,915**	399,390	**3,110,530**
Other securities	**600**	758	**5,591**
Total	**¥5,762,381**	¥4,657,178	**$53,678,451**

4. Balance of Money Trusts

The principal amounts of certain money trusts are guaranteed and the balance of these accounts is as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Assets:			
Loans and bills discounted	¥ 553,059	¥ 564,284	$ 5,151,929
Securities	29,956	21,443	279,056
Other	894,786	985,109	8,335,225
Total	¥1,477,802	¥1,570,837	$13,766,211
Liabilities:			
Principal	¥1,477,846	¥1,570,268	$13,766,622
Allowance for the impairment of guaranteed trust principal	184	74	1,714
Other	(228)	494	(2,125)
Total	¥1,477,802	¥1,570,837	$13,766,211

In the case of certain money trusts, the principal amount is guaranteed and, as the above table indicates, allowance for the impairment of guaranteed trust principal is set aside by banking subsidiaries. The figures of the table include funds reinvested from the other trusts managed by a banking subsidiary.

5. Balance of Loan Trusts

The balance of loan trusts is as follows (the figures of the table include funds reinvested from the other trusts managed by a banking subsidiary):

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Assets:			
Loans and bills discounted	¥ 909,428	¥1,246,988	$ 8,471,617
Securities	49,141	54,916	457,764
Other	673,253	713,487	6,271,575
Total	¥1,631,822	¥2,015,391	$15,200,958
Liabilities:			
Principal	¥1,620,039	¥1,995,167	$15,091,190
Allowance for the impairment of guaranteed trust principal	8,781	10,910	81,797
Other	3,002	9,313	27,969
Total	¥1,631,822	¥2,015,391	$15,200,958

As in certain money trusts, the principal amount of loan trusts is guaranteed and, as the above table indicates, allowance for the impairment of guaranteed trust principal is set aside by banking subsidiaries.

Consolidated Five-Year Summary

	Mitsui Trust Holdings	Mitsui Trust Holdings	Mitsui Trust Holdings	Mitsui Trust Holdings	Chuo Mitsui
			Billions of yen		
	2005	2004	2003	2002	2001
Banking account* (As of March 31)					
Total assets	**¥13,431.4**	¥12,753.7	¥12,478.0	¥13,372.8	¥13,887.9
Cash and due from banks	**509.8**	521.8	890.9	1,321.0	500.3
Call loans and bills bought	**12.0**	17.0	—	0.0	181.6
Securities	**4,006.2**	3,585.9	3,232.5	3,436.9	4,261.6
Loans and bills discounted	**7,144.5**	7,189.9	7,200.3	7,416.0	7,707.4
Foreign exchanges	**1.8**	6.7	4.9	4.8	13.3
Customers' liabilities for acceptances and guarantees	**771.7**	376.5	220.2	306.9	406.5
Total liabilities	**¥12,718.3**	¥12,182.0	¥12,129.2	¥12,811.0	¥13,104.4
Deposits	**8,937.5**	9,116.0	8,672.2	7,742.4	7,860.4
Call money and bills sold	**325.2**	318.0	300.0	586.5	37.4
Borrowed money	**174.0**	341.9	509.3	434.8	463.3
Foreign exchanges	**0.0**	0.0	0.0	0.0	0.0
Acceptances and guarantees	**771.7**	376.5	220.2	306.9	406.5
Total shareholders' equity	**¥ 606.6**	¥ 463.3	¥ 251.6	¥ 496.1	¥ 778.5
Trust account* (As of March 31)					
Total assets	**¥37,288.5**	¥35,498.5	¥36,503.9	¥38,077.2	¥43,451.4
Loans and bills discounted	**1,502.1**	1,867.7	2,543.3	2,592.9	3,244.5
Securities	**5,762.3**	4,657.1	14,347.3	23,023.4	22,375.2
Beneficiary rights	**24,975.6**	24,815.0	9,839.7	1,011.0	3.3
Total liabilities	**¥37,288.5**	¥35,498.5	¥36,503.9	¥38,077.2	¥43,451.4
Money trusts	**16,009.6**	15,793.9	17,773.3	17,202.1	22,071.8
Pension trusts	**5,999.5**	6,659.4	6,452.7	6,374.2	6,288.7
Property formation benefit trusts	**18.8**	18.9	19.8	21.2	20.0
Loan trusts	**1,392.5**	1,778.0	2,391.3	3,762.1	5,271.2
Securities investment trusts	**6,115.6**	4,585.1	4,297.7	5,238.7	6,894.6
Statements of income (Fiscal years ended March 31)					
Total income	**¥ 513.8**	¥ 553.9	¥ 506.6	¥ 540.9	¥ 657.5
Total expenses	**363.6**	426.7	546.3	958.0	611.0
Income (loss) before income taxes and minority interests	**150.1**	127.2	(39.6)	(417.1)	46.5
Net income (loss)	**¥ 94.0**	¥ 50.7	¥ (96.7)	¥ (277.9)	¥ 23.0

Notes: 1. All figures are based on the consolidated financial statements.
2. Figures for 2002, 2003, 2004 and 2005, are for Mitsui Trust Holdings, Inc.
3. Figures for 2001 are for The Chuo Mitsui Trust and Banking Company, Limited.

* Figures for 2002, 2003, 2004 and 2005 are combined totals from The Chuo Mitsui Trust and Banking Company, Limited, and Mitsui Asset Trust and Banking Company, Limited.

Definitions of Self-Assessment System, Disclosure of Assets Based on the Financial Revitalization Law and Risk-Monitored Loans

Self-Assessment System

What Is the Self-Assessment System?

Self-assessment of asset quality requires a financial institution to examine the quality of its own assets and group assets, according to the degree of risk for default on loans or the potential irrecoverability of invested value.

Assets subject to self-assessment are loans and loan equivalents, such as loan receivables in securities, foreign currency, accrued interest, accounts due, provisional payments equivalent to loans, and acceptances and guarantees.

Basic Concept in Self-Assessment

In principle, the process of asset assessment assigns credit ratings to borrowers, then groups the borrowers according to these rating assignments. Each borrower is viewed individually, based on such details as the application of funds, and the status of collateral and guarantees is ascertained to facilitate further classification, according to the degree of risk inherent in the recovery of the loan or the potential for the invested value to erode.

Credit Ratings

Credit ratings correspond to a client's credit risk, a status based on financial position, ratings by rating agencies, information from credit bureaus, and other sources. A credit rating must be consistent with borrower categories.

Borrower Categories

A borrower's ability to repay loans is determined by such factors as financial status, cash flow and profitability, and this ability will place a borrower into one of five categories: normal, caution, possible bankruptcy, virtual bankruptcy and legal bankruptcy.

1. Normal: Borrowers whose business prospects are favorable and whose financial position exhibits no particular problems.
2. Caution: Borrowers with problematic lending conditions, such as reduced or suspended interest payments, borrowers with non-accrual repayment schedules, wherein principal or interest payments are in arrears, and borrowers which may require special measures in the future because business prospects are sluggish or unstable, or because financial positions are uncertain.
3. Possible bankruptcy: Borrowers for whom bankruptcy is not currently imminent but for whom the eventuality of failure in the future is high because financial difficulty exists and a sufficient boost through a business improvement plan, for example, is not expected. This category includes borrowers receiving support from a financial institution or other backer.
4. Virtual bankruptcy: Borrowers that face severe operating difficulties and while they have not been declared legally bankrupt they are essentially insolvent because they lack any hope of restructuring.
5. Legal bankruptcy: Borrowers whose legal bankruptcy is substantiated by a declaration of bankruptcy, liquidation, reorganization, composition or civil reconstruction, or for whom clearinghouse transactions have been halted.

Claim Categories

Under the self-assessment system, claims are grouped into "categories"—II, III and IV—and the respective assets are called "category assets." Claims that do not fall into categories II, III and IV are called "no category," and the assets that fall outside these classifications are deemed "no category assets."

Disclosure of Assets Based on the Financial Revitalization Law

Borrower Classification

1. Claims under bankruptcy and virtual bankruptcy: Loans and loan equivalents granted to borrowers that have succumbed to legal business failure by reason of declared bankruptcy, reorganization, composition proceedings or other officially recognized end to operations.
2. Claims under high risk: Loans to borrowers that have not yet reached a state of legal bankruptcy but are highly unlikely to repay the principal and interest according to contractual obligations because of worsening financial position and business performance.
3. Claims under close observation: Loans three months past due—i.e., loans for which payment of principal or interest has fallen more than three months behind, counting from the day following the contractual payment day—and restructured loans—i.e., loans for which the contractual conditions have been revised, for example, with a specific concession in favor of the

borrower to facilitate the restructuring of a business that has been economically disadvantaged, or to support such a business, and thereby promote repayment of the outstanding loan.

4. Normal claims: Loans to borrowers with no particular problems affecting financial position or business performance, thereby excluding them from the three classifications described above.

Relationship with Borrower Classifications in the Self-Assessment System

1. Claims under bankruptcy and virtual bankruptcy: Corresponds to the sum of loans to borrowers that are in legal bankruptcy or virtual bankruptcy under self-assessment standards.
2. Claims under high risk: Equivalent to loans to borrowers classified as in possible bankruptcy under self-assessment standards.
3. Claims under close observation: Represents the sum of loans to borrowers in the caution category of self-assessment standards that are either more than three months past due or restructured.
4. Normal claims: Identified with loans to healthy borrowers under self-assessment standards, as well as loans other than claims under the close observation category of loans to borrowers requiring caution.

Risk-Monitored Loans

What are risk-monitored loans?

1. Loans to borrowers in bankruptcy: Of loans for which no accrued interest is recorded because the recovery of principal or interest is unlikely due to a prolonged delay in payment of principal or interest (excludes the portion written off; hereafter referred to as "loans for which accrued interest is not recorded"), loans to borrowers in bankruptcy are those for which the reason is found in the provisions of the Corporate Tax Law (Ordinance 97, 1965), Article 96, Paragraph 1, Sub-Paragraph 3, Points a) through e), or Article 4 of the same law.
2. Non-accrual loans: Of loans for which accrued interest is not recorded, non-accrual loans are loans other than those to borrowers in bankruptcy and loans for which interest has been waived to facilitate business restructuring.
3. Loans past due three months or more: This category comprises loans for which payment of principal or interest has fallen more than three months behind, counting from the day following the contractual payment day, but excludes loans to borrowers in bankruptcy and non-accrual loans.
4. Restructured loans: This category covers loans for which payment of interest is reduced or suspended, payment of principal is extended, the claim is waived, or another measure advantageous to the borrower is granted to facilitate business restructuring. Loans to borrowers in bankruptcy, non-accrual loans and loans past due three months or more are not included in this category.

Relationship between Self-Assessment Assets and Disclosure of Assets Based on the Financial Revitalization Law

Assets classified under self-assessment standards and disclosure of assets based on the Financial Revitalization Law are loans and loan equivalents. These loans differ primarily from risk-monitored loans in that risk-monitored loans exclude loan equivalents.

1. Loans to borrowers in bankruptcy: These are loans to legally bankrupt borrowers.
2. Non-accrual loans: These are loans to virtually bankrupt borrowers and borrowers for which the possibility of bankruptcy exists.
3. Loans past due three months or more: Of loans to borrowers requiring caution, loans past due three months or more are those for which the payment of principal or interest has fallen three months behind, counting from the day following the contractual payment day.
4. Restructured loans: Of loans to borrowers requiring caution, restructured loans are those for which payment of interest is reduced or suspended, payment of principal is extended, the claim is waived or another measure advantageous to the borrower is granted to facilitate business restructuring.

Directors, Corporate Auditors and Executive Officers

As of August 1, 2005

Mitsui Trust Holdings, Inc.

Chairman and President
Kiichiro Furusawa*

Deputy President
Kazuo Tanabe*

Senior Managing Director
Tadashi Kawai*

Managing Directors
Jun Okuno
Itaru Masuda

Corporate Auditors
Yoshibumi Tanaka
Hiroaki Sasaki
Shunji Higuchi
Shigenori Koda
Yasuhiro Yonezawa

Senior Executive Officer
Ken Sumida

Executive Officer
Nobuo Iwasaki

* *Representative directors*

The Chuo Mitsui Trust and Banking Company, Limited

President
Kazuo Tanabe*

Deputy President
Tomohiro Ito*

First Senior Executive Officers
Masaharu Kodaka**
Hiromu Matsuda**

Corporate Auditors
Masahiro Kajimura
Shunji Higuchi
Shigenori Koda

Senior Executive Officers
Jun Okuno
Ken Sumida
Toshiro Harada
Itaru Masuda
Masuhisa Kitao
Yasuhisa Naka
Tadashi Muto
Tetsuji Tada
Kiichiro Kurimoto

Executive Officers
Kunitaro Kitamura
Mamoru Kawakami
Takashi Kamikanda
Taro Kiritani
Shigeru Sasagawa
Naoya Shoji
Katsuhiko Kudo
Yasuhiro Wakasa

* *Representative directors*
** *Directors*

Mitsui Asset Trust and Banking Company, Limited

President
Tadashi Kawai*

Senior Executive Officers
Teruo Watanabe**
Osamu Muramatsu**
Koichi Suzuki

Corporate Auditors
Hiroaki Sasaki
Yoshinobu Tsumori
Yasuhiro Yonezawa

Executive Officers
Shunichi Sakata
Yasuo Kuwana

* *Representative director*
** *Directors*

Organization

As of August 1, 2005

Mitsui Trust Holdings, Inc.

- General Meeting of Shareholders
  - Board of Corporate Auditors
    - Corporate Auditors
  - Board of Directors
    - Executive Committee
      - Advisory Board
    - Corporate Auditors Office
    - Secretariat
    - General Planning Dept.
    - Planning and Coordination Dept.
    - General Affairs Dept.
    - Internal Risk Control Dept.
    - Internal Audit Dept.

The Chuo Mitsui Trust and Banking Company, Limited

- General Meeting of Shareholders
  - Board of Corporate Auditors
    - Corporate Auditors
  - Board of Directors
    - Executive Committee
    - Corporate Auditors Office
    - Secretariat
    - Corporate Planning Dept.
    - General Affairs Dept.
    - Personnel Planning Dept.
    - Personnel Dept.
    - Corporate Risk Management Dept.
    - Legal Dept.
    - Treasury Dept.
    - Business Planning Dept.
    - Direct Channel Business Dept.
    - Loan Planning Dept.
    - Corporate Business Promotion Dept.
    - Business Loan Dept.
    - Structured Finance Dept.
    - Specialized Finance Dept.
    - Alternative Investment Dept.
    - Credit Supervision Dept. I
    - Credit Supervision Dept. II
      - Head Office Business Depts.
      - Domestic Branches
    - Settlement Administration Dept.
      - Representative Offices
    - Securities Dept.
    - Real Estate Planning and Administration Dept.
    - Real Estate Business Dept. I
    - Real Estate Business Dept. II
    - Real Estate Business Dept. III
    - Real Estate Investment Advisory Dept.
    - Stock Transfer Agency Dept.
    - Stock Transfer Agency Business Dept.
    - Stock Transfer Agency Business Promotion Dept.
    - Operations Administration Dept.
    - System Planning Dept.
    - Internal Audit Dept.

Mitsui Asset Trust and Banking Company, Limited

- General Meeting of Shareholders
  - Board of Corporate Auditors
    - Corporate Auditors
  - Board of Directors
    - Executive Committee
    - Business Administration Dept.
    - Business Promotion Dept.
      - Pension Business Dept. I
      - Pension Business Dept. II
      - Pension Business Dept. III
      - Institutional Business Dept.
      - Nagoya Branch
      - Osaka Branch
    - Pension Trust Dept.
    - Trust Asset Administration Dept.
    - Asset Management Dept.
    - Internal Audit Dept.

Major Associated Companies

As of August 1, 2005

Mitsui Trust Holdings, Inc.

	Services	Capital (Millions of yen)
Japan Trustee Services Bank, Ltd.	Trust and banking	51,000

The Chuo Mitsui Trust and Banking Company, Limited

	Services	Capital (Millions of yen)
Chuo Mitsui Asset Management Co., Ltd.	Investment advisory and investment trust	300
Chuo Mitsui Guarantee Co., Ltd.	Credit guarantee services	301
Chuo Mitsui Realty Co., Ltd.	Real estate brokerage	300
Chushin Leasing Co., Ltd.	Leasing	100
MTB Leasing Co., Ltd.	Leasing	4,500
Chuo Mitsui Card Co., Ltd.	Credit card services	300
Chuo Mitsui Stock Transfer Agency Business Co., Ltd.	Stock transfer agency services	6,000
Chuo Mitsui Information Technology Co., Ltd.	Computer-related services	200
CMTB Equity Investments Co., Ltd.	Investment, management and administration of stocks	100
Chuo Mitsui Capital Co., Ltd.	Venture capital	497
Chuo Mitsui Finance Service Co., Ltd.	Finance	500
CMTB Total Servicing Co., Ltd.	Administration and collection of claims	500
Tokyo Securities Transfer Agent Co., Ltd.	Stock transfer agency	45

Overseas Network

As of August 1, 2005

Representative Offices

The Chuo Mitsui Trust and Banking Company, Limited

New York Representative Office
Koyu Asahina
Chief Representative
655 Third Avenue, 26th Floor
New York, N.Y. 10017-5617, U.S.A.
Telephone: 1-212-309-1900
Telefax: 1-212-599-1726

Singapore Representative Office
Toru Aoki
Chief Representative
8 Shenton Way
#14-02, Temasek Tower
Singapore 068811
Republic of Singapore
Telephone: 65-6532-2353
Telefax: 65-6532-6155

Overseas Subsidiaries

Mitsui Trust Holdings, Inc.

MTH Preferred Capital 1 (Cayman) Limited
P.O. Box 309, George Town
Grand Cayman
Cayman Islands, B.W.I.

MTH Preferred Capital 2 (Cayman) Limited
P.O. Box 309, George Town
Grand Cayman
Cayman Islands, B.W.I.

MTH Preferred Capital 3 (Cayman) Limited
P.O. Box 309, George Town
Grand Cayman
Cayman Islands, B.W.I.

MTH Preferred Capital 4 (Cayman) Limited
P.O. Box 309, George Town
Grand Cayman
Cayman Islands, B.W.I.

The Chuo Mitsui Trust and Banking Company, Limited

Chuo Mitsui Investments, Inc.
Masaru Okubo
President & CEO
655 Third Avenue, 26th Floor
New York, N.Y. 10017-5617, U.S.A.
Telephone: 1-212-309-1920
Telefax: 1-212-599-2128

Chuo Mitsui Trust International Ltd.
Itaru Koyama
Managing Director
7th Floor, Triton Court
14 Finsbury Square
London EC2A 1BR, U.K.
Telephone: 44-20-7847-8400
Telex: 945831 MTINTL G
Telefax: 44-20-7847-8500

MTI Finance (Cayman) Ltd.
P.O. Box 309, George Town
Grand Cayman
Cayman Islands, B.W.I.

MTI Capital (Cayman) Ltd.
P.O. Box 309, George Town
Grand Cayman
Cayman Islands, B.W.I.

Chuo Finance (Cayman) Ltd.
P.O. Box 309, George Town
Grand Cayman
Cayman Islands, B.W.I.

Investor Information

As of March 31, 2005

Mitsui Trust Holdings, Inc.

Registered Head Office
33-1, Shiba 3-chome,
Minato-ku, Tokyo 105-8574, Japan
Telephone: 81-3-5445-3500
Telefax: 81-3-5232-8879
Web site: http://www.mitsuitrust-fg.co.jp

Date of Establishment
February 1, 2002

Capital Stock
¥261,504 million

Number of Shares Authorized
4,338,488 thousand shares
Common: 4,068,332 thousand shares
Class I preferred: 20,000 thousand shares
Class II preferred: 93,750 thousand shares
Class III preferred: 156,406 thousand shares

Number of Shares Issued
Common: 824,208 thousand
Class I preferred: 20,000 thousand
Class II preferred: 93,750 thousand
Class III preferred: 156,406 thousand

Number of Shareholders
Common: 32,299
Preferred: 1

Major Shareholders

(a) Common stock

Name	Number of shares held (Thousands)	Percentage of total shares (%)
Japan Trustee Services Bank, Ltd. (Trust account)	57,555	6.98
The Chase Manhattan Bank, NA London	54,198	6.57
The Master Trust Bank of Japan, Ltd. (Trust account)	53,908	6.54
Japan Trustee Services Bank, Ltd. (Re-trusted by Mitsui Asset Trust and Banking Co., Ltd. Composite trust account held for Toyota Motor Corporation)	15,226	1.84
State Street Bank and Trust Company	14,585	1.76
The Nomura Trust and Banking Co., Ltd. (Investment trust account)	14,573	1.76
Mitsui Life Insurance Co., Ltd.	13,648	1.65
Tobu Railway Co., Ltd.	13,355	1.62
Japan Trustee Services Bank, Ltd. (Re-trusted by Mitsui Asset Trust and Banking Co., Ltd. Composite trust account held for Nagoya Railroad Co., Ltd.)	10,060	1.22
Nagoya Railroad Co., Ltd.	9,300	1.12
Total	256,408	31.10

(b) The Resolution and Collection Corporation maintains all of the Company's preferred stocks.

Stock type	Number of shares held (Thousands)	Percentage of total shares (%)
Class I	20,000	100.00
Class II	93,750	100.00
Class III	156,406	100.00

Certified Public Accountants
Deloitte Touche Tohmatsu
(a Japanese member firm of Deloitte Touche Tohmatsu, a Swiss Verein)
MS Shibaura Building
13-23, Shibaura 4-chome
Minato-ku, Tokyo 108-8530, Japan

Further Information
For further information, please contact:
Investor Relations Group
Planning and Coordination Department
Mitsui Trust Holdings, Inc.
33-1, Shiba 3-chome,
Minato-ku, Tokyo 105-8574, Japan

Company Information

The Chuo Mitsui Trust and Banking Company, Limited

Registered Head Office
33-1, Shiba 3-chome,
Minato-ku, Tokyo 105-8574, Japan
Telephone: 81-3-5232-3331
Telefax: 81-3-5232-8879
Telex: TRUSTMIT J26397
S.W.I.F.T. Address: MTRB JPJT
Web site: http://www.chuomitsui.co.jp

Mitsui Asset Trust and Banking Company, Limited

Registered Head Office
23-1, Shiba 3-chome,
Minato-ku, Tokyo 105-8574, Japan
Telephone: 81-3-5232-8111
Telefax: 81-3-5232-8506
Web site: http://www.mitsuiasset.co.jp

Note Regarding Forward-Looking Statements

This annual report contains certain forward-looking statements. These statements are not guarantees of future performance, and involve risks and uncertainties. Actual results may differ from the forward-looking statements contained in the present material, due to various factors, including, but not limited to, changes in overall economic conditions.

Mitsui Trust Financial Group

Printed on recycled paper using soy oil ink.